
05045809

Goldman Sachs

2004 ANNUAL REPORT



Goldman Sachs

FINANCIAL HIGHLIGHTS

($ AND SHARE AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	AS OF OR FOR THE YEAR ENDED NOVEMBER		
	2004	2003	2002
OPERATING RESULTS			
Net revenues			
Investment banking	$ 3,374	$ 2,711	$ 2,830
Trading and principal investments	13,327	10,443	8,647
Asset management and securities services	3,849	2,858	2,509
Total net revenues	20,550	16,012	13,986
Pre-tax earnings	6,676	4,445	3,253
Net earnings	4,553	3,005	2,114
COMMON SHARE DATA			
Diluted earnings per share	$ 8.92	$ 5.87	$ 4.03
Average diluted common shares outstanding	510.5	511.9	525.1
Dividends declared per share	$ 1.00	$ 0.74	$ 0.48
Book value per share[1]	50.77	43.60	38.69
Tangible book value per share[2][3]	40.91	33.56	28.84
FINANCIAL CONDITION AND OTHER OPERATING DATA			
Total assets	$531,379	$403,799	$355,574
Long-term borrowings	80,696	57,482	38,711
Shareholders' equity	25,079	21,632	19,003
Leverage ratio[4]	21.2x	18.7x	18.7x
Adjusted leverage ratio[5]	15.1x	16.5x	15.2x
Debt to equity ratio[6]	3.2x	2.7x	2.0x
Return on average shareholders' equity[7]	19.8%	15.0%	11.3%
Return on average tangible shareholders' equity[8]	25.2%	19.9%	15.3%
SELECTED DATA			
Total employees	20,722	19,476	19,739
Assets under management ($ IN BILLIONS)	$ 452	$ 373	$ 348

[1] Book value per share is based on common shares outstanding, including restricted stock units granted to employees with no future service requirements, of 494.0 million, 496.1 million and 491.2 million as of November 2004, November 2003 and November 2002, respectively.

[2] Tangible book value per share is computed by dividing tangible shareholders' equity by the number of common shares outstanding, including restricted stock units granted to employees with no future service requirements.

[3] Tangible shareholders' equity equals total shareholders' equity less goodwill and identifiable intangible assets. See "Financial Information—Management's Discussion and Analysis—Capital and Funding" for further information regarding our tangible shareholders' equity calculation.

[4] Leverage ratio equals total assets divided by shareholders' equity.

[5] Adjusted leverage ratio equals adjusted assets divided by tangible equity capital. Adjusted assets excludes (i) low-risk collateralized assets generally associated with our matched book and securities lending businesses (which we calculate by adding our securities purchased under agreements to resell and securities borrowed, and then subtracting our nonderivative short positions), (ii) cash and securities we segregate in compliance with regulations and (iii) goodwill and identifiable intangible assets. Tangible equity capital includes tangible shareholders' equity and junior subordinated debt issued to a trust. We believe that the adjusted leverage ratio is a more meaningful measure of our capital adequacy because it excludes certain low-risk collateralized assets that are generally supported with little or no capital and reflects the tangible equity capital deployed in our businesses. See "Financial Information—Management's Discussion and Analysis—Capital and Funding" for further information regarding our adjusted leverage ratio calculation.

[6] Debt to equity ratio equals long-term borrowings divided by shareholders' equity.

[7] Return on average shareholders' equity is computed by dividing net earnings by average monthly shareholders' equity.

[8] Return on average tangible shareholders' equity is computed by dividing net earnings by average monthly tangible shareholders' equity. We believe that return on average tangible shareholders' equity is a meaningful measure of performance because it excludes the portion of our shareholders' equity attributable to goodwill and identifiable intangible assets. As a result, this calculation measures corporate performance in a manner that treats underlying businesses consistently, whether they were acquired or developed internally. See "Financial Information—Management's Discussion and Analysis—Results of Operations" for further information regarding our return on average tangible shareholders' equity calculation.

IN THE FINANCIAL MARKETS, Goldman Sachs plays a vital role in accessing, allocating and managing capital across a broad spectrum of markets and businesses. In doing so, we bring together people, capital and ideas. These three ingredients propel innovation and economic growth, create jobs and help advance society. As an agent of financial progress, we connect the power of an idea with the means necessary to make it a reality.

As companies, our clients are building new businesses or strengthening existing ones. As governments, they are serving the needs of their citizens through sound economic and financing decisions. As investors, they are seeking to enhance the performance of their portfolios and provide security for the future.

In today's global marketplace, the needs and objectives of our clients are often multifaceted and difficult to execute. Solutions to complex problems hold tremendous potential for investors, companies and the societies that they serve.

The people of Goldman Sachs and the quality of their judgment and expertise underpin the value we bring to our clients. We judge ourselves on our ability to help clients anticipate and respond to changing market conditions and create opportunities that merit the trust they place in us.



HENRY M. PAULSON, JR.
Chairman and Chief Executive Officer

LLOYD C. BLANKFEIN
President and Chief Operating Officer

FELLOW SHAREHOLDERS:

2004 was an outstanding year for Goldman Sachs—the strongest performance in the firm's history. Net revenues increased 28% to a record $20.55 billion and net earnings rose 52% to a record $4.55 billion. Earnings per diluted share (EPS) were $8.92, the highest we have ever reported, and our return on average tangible shareholders' equity was 25%, compared with 20% in 2003.

Our success in 2004 can be attributed to many factors and demonstrates the remarkable potential of our firm. Most importantly, our results reflect the strength of our franchise, the depth of our client relationships across all of our businesses and our leading positions in the most important financial markets around the world. We also benefited from steps taken in earlier, more difficult years to restructure certain of our businesses and build for the future.

This year, like many before it, was marked by a number of rapidly shifting markets. Our ability to navigate these changes and effectively manage our risks strengthened our results. As we have remarked before, we cannot control the environment, but we strive to outperform our peers in all market environments. We are particularly pleased that our relative performance was very strong.

It is worth noting that we won't always be as fortunate as we were in 2004. But we are energized by the challenge and optimistic about the future. Our long-term success has deep roots—in our client relationships, our willingness to commit capital and to manage risk, our global reach, our nimbleness and, above all, our people and reputation. It is the combination of these attributes that enabled us to serve our clients and to generate attractive returns for our shareholders in 2004.

Along with people around the world, Goldman Sachs was stunned by the devastation caused by the earthquake and subsequent tsunamis in South Asia in late December 2004. Our response was immediate and focused. Within hours of the disaster, the firm was working to ensure that our people in the area were safe. Within days, we had partnered with our contacts in the non-profit community—including CARE, Japan Red Cross Society, the International Rescue Committee and AmeriCares—to identify the most urgent needs in the regions and to provide assistance to those impacted by the disaster. Beyond our immediate response, Goldman Sachs remains committed to assisting over the long term through supporting initiatives to rebuild the physical and economic infrastructures of the impacted countries. We believe that our business success is accompanied by a responsibility to act, and the response of our people to this tragedy underscores the strength of this belief throughout the firm.

Investment Banking

Investment banking activity began to recover during 2004. Global completed mergers and acquisitions increased 33% compared with 2003 and worldwide common stock issuance nearly doubled. Our net revenues in Investment Banking increased 24% to $3.37 billion and pre-tax earnings almost doubled to $401 million.

In 2004, we maintained leadership positions in our most important high-margin businesses. In mergers and acquisitions, we ranked number one globally in announced and completed activity for the seventh consecutive year and advised on seven of the ten largest completed transactions. We also demonstrated the strength of our equity underwriting franchise, ranking second in worldwide common stock and initial public offerings with leadership positions in every major region. In leveraged finance, we continued to strengthen our global business and we have been at the forefront of the growth of the hybrid loan market, particularly working with financial sponsor clients.

In a period in which trading results are more significant than ever to the industry's performance, some may underestimate the importance of Investment Banking. We believe it is difficult to overstate the importance of Investment Banking to our firm. Our traditional role as an advisor and underwriter will always be a critical part of our business. In addition, in today's rapidly changing markets, corporate clients are increasingly asking us to help them manage their risk by acting as a principal. These opportunities are an attractive source of transactions and come from the strength of our relationships and the depth of our market knowledge.

To better serve our clients, in 2004 we created a global financing group by combining our traditional equity and debt capital markets underwriting areas with our financing and liability hedging businesses. Through this combination, we are able to offer our clients a full range of customized financing and hedging alternatives to meet their needs more effectively. Early in 2005, the financing group was combined with Investment Banking, bringing together our strategic, corporate-facing businesses.

Delivering the resources of the entire firm to our clients in a seamless fashion, with Investment Banking as "front of the house," is one of the most challenging things we do. It is also one of the most rewarding. Our ability to serve our clients with firmwide resources is a critical competitive advantage and stems directly from our culture of teamwork.

Barring unforeseen shocks, we expect a continued gradual recovery in the level of investment banking activity. Capital raising and strategic activity are directly linked to economic growth as well as to CEO and investor confidence. While confidence has certainly increased from the lows of a few years ago, further increases are needed to produce more robust Investment Banking results.

Trading and Principal Investments

Trading and Principal Investments once again produced a record performance in 2004. Net revenues increased 28% to $13.33 billion and pre-tax earnings were up 44% to $5.04 billion.

Fixed Income, Currency and Commodities (FICC) produced a remarkable performance, with net revenues of $7.32 billion up 31% from 2003's record. Throughout 2004, the environment for our FICC businesses changed continually. While absolute interest rates remained low, the yield curve flattened during the year as the U.S. Federal Reserve raised short-term interest rates four times. Credit spreads ended the year at very tight levels. Currency markets, dormant for much of the year, moved dramatically in the fourth quarter as the U.S. dollar declined markedly. Commodities prices were exceptionally volatile throughout the year, prompting record levels of activity by producers and consumers of energy and raw materials.

Against this backdrop, our strong performance underscores the breadth of our customer franchise across FICC. Each of our major FICC businesses — interest rate products, credit products, mortgages, currencies and commodities — is large enough to have a meaningful impact on FICC's overall results in any quarter. At the same time, it is rare for any one of these businesses to be a dominant portion of our total FICC net revenues in a given period. Coupled with our culture of outstanding client service, we believe this "strength in breadth" has been a critical advantage in recent years and positions us well for the future.

As we enter a period of rising interest rates, many wonder about the potential effect on our FICC performance. Our experience is that customer activity is the key driver of FICC. Clients are drawn to the market by the desire to hedge, to reallocate investments, to capture upside or to limit downside. Today, with deep and liquid derivatives markets and a broader client base than ever before, the existence of a trend in prices and activity has become as important as the direction of prices. These developments, coupled with the diversity of our FICC businesses, helps to explain why the increase in interest rates in 2004 did not lead to dramatic declines in FICC revenues. To be clear, this does not mean that risk has been reduced. On the contrary, our willingness to take and manage risk is more critical than ever to our clients, who are the core of our trading franchise.

Turning to our other major trading business, Equities net revenues grew 9% in 2004 to $4.67 billion. Our equities products group net revenues increased as a result of higher customer activity in shares and derivatives globally. The principal strategies group also recorded higher net revenues compared with 2003. While equity markets increased in the early part of 2004, much of the year was characterized by directionless markets, with lower volumes and declining volatility, before a pickup in the last weeks of our fiscal year.

The equities business continues to face significant challenges, including declining commission rates driven by intense competition and our clients' focus on managing transaction costs. These challenges in turn create new requirements for us. For example, our clients more frequently ask us to trade for them in a way that guarantees their execution price rather than by having us act as a pure intermediary. This can still be excellent business for us, but it places demands on our capital and requires us to accept greater risk than we did in the past.

In addition, the structure of equity markets continues to be in a state of flux, with trading rule changes and market reforms being contemplated by a range of regulatory bodies. While our success is not tied to any particular equity market structure, we will try to determine the optimal outcome for our clients and our shareholders as alternatives are reviewed. Regardless of the structure of markets, our primary goal is to continue to serve our clients and thereby retain our leadership in global equities.

While some of these developments are challenging, we have been pleased with our performance in Equities. We believe our strength across the trading business equips us very well to adapt to changes in the way equities are traded. As with FICC, the size and breadth of our Equities franchise is key. It includes our sales and trading operation, a leading direct market access capability, a dominant prime broker, our long-standing proprietary trading business and a commitment to providing world class research.

In Equities, we reduced costs during the downturn of 2001-2003 and, more importantly, restructured our business to address the challenges outlined above. We have also worked to match service levels to our clients' needs and our own revenue potential. This effort has involved some difficult decisions about where we should focus, but we believe it is firmly in the interests of our clients and shareholders that we concentrate our resources where they will have the most impact.

Principal Investments had strong results in 2004, with net revenues more than doubling to $1.33 billion. This included a $771 million unrealized gain on our investment in convertible preferred stock of Sumitomo Mitsui Financial Group (SMFG), reflecting a continued economic recovery in Japan. Almost two years after we invested $1.25 billion, our convertible preferred is now carried at $2.56 billion. We are very pleased with this investment, which was made possible by our strong relationship with SMFG, developed over many years. It is a prime example of our willingness to commit capital to the mutual benefit of our clients and our shareholders.

Our traditional corporate and real estate investing business also performed very well in 2004, generating gains and overrides of $561 million. After the technology and telecom boom of the late 1990s, we returned this business to its traditional merchant banking model of investing larger amounts in mature companies. This strategy paid off in 2004, as we were able to take advantage of the credit and equity markets recoveries and harvest some of these investments. And we continue to identify attractive opportunities to invest our capital in this business.

We view principal investing as a vital part of an integrated investment bank. Our success in this area stems partly from our role as an innovator. We helped lead the way in partnering with other private equity investors, many of whom are also our clients, to supply the capital required for larger deals and to spread risk among a wider investor base. We continue to see this strategy as important to our future success and another example of how multiple relationships can be managed for the benefit of our clients.

Asset Management and Securities Services

Our Asset Management and Securities Services businesses had an excellent year. Net revenues were up 35% to a record $3.85 billion, and pre-tax earnings rose 47% to a record $1.42 billion.

In Asset Management, net revenues grew 38% to a record $2.55 billion, as assets under management grew and incentive fees for exceeding performance benchmarks set a new record. Net inflows during 2004 were very strong, totaling $52 billion across all asset classes, while market appreciation added $27 billion. As a result, year-end assets under management reached a record $452 billion. There is no more direct testament to the performance of our investment strategies than our success in attracting new assets. This was an exceptional year overall for Asset Management, with strong asset growth and expanding margins.

Securities Services posted record net revenues of $1.30 billion, up 29% from 2003. We continue to benefit from trends in hedge fund formation, activity levels and asset flows. We have also had success in winning new mandates despite ever-increasing competition. Securities Services is an excellent business, which we have built over many years. Our consistent commitment to high-quality service for our clients has made us an industry leader.

Asset Management and Securities Services continue to offer some of our most attractive opportunities for future growth.

Expenses

Our total operating expenses increased 20% in 2004, against a net revenues increase of 28%. Most of our expenses related to compensation and benefits, and a majority of that was discretionary year-end compensation based on the performance of the firm and our people. Compensation and benefits were 46.7% of net revenues in 2004, against 46.2% in 2003. This reflects our strong performance as well as an increasingly competitive environment for talented people. Keeping our team together is critically important and, more than ever, we have worked hard to be fair and appropriate in our compensation decisions.

We have always approached compensation decisions from the bottom up. Rather than allocating dollars based on a rigid share of net revenues, we try to determine the right amount of compensation for each individual's contribution to the firm's performance. This takes time and effort, but we believe it is repaid in our ability to attract and retain people for the long term, without relying on multiyear bonus guarantees. Headcount grew for the first time in several years during 2004, up 6% to 20,722.

Non-compensation expenses were $4.22 billion, up 4% compared with 2003. Most of the year-over-year increase came from higher levels of business activity and higher professional fees. Looking forward, we want to emphasize that while expenses will inevitably increase in a stronger business and economic environment, we continue to focus hard on controlling discretionary costs. That said, we have little control over the escalating costs related to increased regulation and regulatory scrutiny of our industry, as well as litigation. In addition to provisions for legal and regulatory proceedings, which amounted to $103 million in 2004, we continue to incur legal fees associated with such matters as well as expenses related to compliance with new legislative and regulatory requirements and investigations. These costs include not only the direct expense of new internal processes and additional people, but also a significant investment of senior management time and focus.

Strategic and Competitive Issues

We touched earlier on the importance of combining a strong customer franchise with a willingness to commit capital on behalf of our clients. We believe that this has been—and will continue to be—critical to our success. Across our many businesses, our client franchise is second to none. At the same time, our trading and risk management is best in class. Critically, we believe that we combine these attributes as well as or better than any other firm.

Of course, committing capital requires us to take risk. We believe our willingness to take meaningful risk for appropriate reward is one of the distinguishing features of our firm. It is what places risk management at the center of our core competencies. One measure of our market risk-taking is Value-at-Risk (VaR), a statistical measure of potential loss in the value of our trading positions over a defined time horizon with a specified level of confidence. In 2004, our average daily VaR was $67 million, 16% higher than the $58 million average in 2003. During the year, the components of VaR, which include risks related to interest rates, equity prices, currencies and commodities, varied significantly. This illustrates the extent to which we dynamically allocate risk capital to take advantage of perceived opportunities.

As we have said before, VaR is only one risk management tool. It does not capture worst case outcomes, and we continue to use scenario analyses, stress testing and other analytical tools as key components of our risk management discipline. In addition, we constantly analyze imbalances in global markets which may affect our clients and our firm. For example, in the past year many have commented on unprecedented global liquidity, narrow credit spreads and the rapid pace of hedge fund formation. We monitor these risks carefully, although we believe that hedge funds and credit products as asset classes will continue to grow over time.

Competition in our businesses continues to be intense. A few years ago, many thought that there would be significant consolidation in our industry, with weaker players being acquired by larger firms trying to enter the investment banking and securities business. Instead, large and well-funded competitors have been growing their presence organically, adding to excess capacity in many areas. Notwithstanding their efforts, we are pleased with our competitive strength and breadth across our core businesses.

Many of our competitors are much larger and conduct a wider range of businesses than we do. We do not view the size of our firm as a disadvantage, because we have never been constrained by a lack of capital. Furthermore, in most of the businesses in which we compete, we are at least as large as any other competitor. We view our focus as an advantage that helps us attract high-quality people who share our culture of teamwork and serving our clients through excellence.

We believe that the experience of the last few years supports our judgment that size and diversification by themselves are not the universal advantages that many have believed them to be. In our view, many of the synergies sought in the combination of disparate businesses are difficult to achieve. Just as important, managing and controlling a wide array of global businesses is likely to prove even more challenging in an environment of increasing regulatory scrutiny. We think our focused business model has served us well, and that was particularly evident in our performance relative to our key competitors in 2004.

Our greatest challenge is to continue to execute to the highest standard as we grow larger. As always, the most important factor will be our ability to recruit and retain talented people and preserve our distinctive culture of teamwork. In this effort, we face competition both from traditional firms and from private pools of capital such as hedge funds and private equity businesses. But in a challenging environment, we are pleased with our success in keeping our team together. We believe that our partnership culture has played a vital role in maintaining our position as an employer of choice in our industry.

Business Practices

The financial services industry continues to be subject to intense regulatory scrutiny. Contrary to what many had predicted and some may still think, the scope of this scrutiny has continued unabated in the last year. We accept this scrutiny as an ongoing part of our business, and are working very hard to maintain the highest standards in our business practices.

One significant part of our response was the establishment of the firm's Business Practices Committee more than a year ago. The Business Practices Committee, which evolved from our Global Compliance and Control Committee, is part of our continuing effort to reinforce the firm's culture of integrity and our commitment to excellence in compliance and reputational judgment. In addition to oversight of compliance and operational risks, the committee reviews the firm's policies and procedures for consistency with our business principles as well as regulatory requirements. The committee's oversight is intended to mitigate potential risks and to ensure full adherence to our business principles. Some of the firm's most senior leaders are members of the committee, including our President, Vice Chairs and other Managing Directors (MD) engaged in our core businesses and risk management functions.

At Goldman Sachs, we have always considered our assets to be our people, our capital and our reputation, the last being the most difficult to restore if ever lost. When we look back to the late 1990s, we wish that we had differentiated ourselves more positively than we did. While we cannot remedy past errors of judgment, we know that we must learn from them. Over the last three years, we have implemented a firmwide program of Compliance and Reputational Judgment training to reinforce our compliance culture. In 2005, as part of our continuing efforts, we will be hosting a Chairman's Forum which will include every MD of the firm. This will involve us in more than 20 meetings with small groups of our MDs at which we will discuss at length business practices, reputational judgment and compliance leadership. We will emphasize to all our MDs that our highest priority is to enhance our reputation for integrity in every aspect of our business.

Business conflicts continue to be a particularly important area of focus for us. How we identify, disclose and manage real and apparent conflicts of interest will be critical to the long-term success of our business. We operate with the knowledge that what many may have considered acceptable industry practice yesterday will be the target of intense scrutiny tomorrow. We must conduct ourselves accordingly and ensure that we have thoroughly and thoughtfully analyzed all of our business priorities. At the same time, it is naïve to think that we can operate without conflicts. They are embedded in our role as a valued intermediary—between providers and users of capital and those who want to shed risk versus those who are willing to assume it. Like every industry, ours faces conflicting interests and the relevant question must be: How do we effectively manage them? We will continue to devote substantial effort and resources to this important issue.

We must also stay focused on the growth and development of our business. We firmly believe that the integrated investment bank, intermediating capital flows and providing advice to clients, has a central role to play in the efficient functioning of capital markets, which in turn is vital to sustained, long-term global growth.

Strategic Transactions

Goldman Sachs is not a financial services conglomerate but an integrated investment bank, securities firm and asset manager. Although we analyze many potential transactions, we remain focused on finding ways to grow that are consistent with and complementary to this basic strategy. During 2004, we completed some important strategic transactions.

Asia is a region of great opportunity and China has been a strategic priority for our firm for many years. In December, we announced that we had received official approval to establish a joint venture investment banking and securities firm in China. This was the culmination of a significant long-term effort to obtain a domestic license in this critical market. We are already a leader in providing advisory services to some of China's most important companies and bringing them to the international capital markets. Goldman Sachs Gao Hua Securities Company Limited will enable us for the first time to offer a wide range of investment banking and securities trading services to Chinese clients in their domestic market. Specifically, the joint venture will be able to underwrite locally listed "A" share transactions and Renminbi-denominated corporate bonds and convertible bonds, as well as offer domestic advisory services and undertake other investment banking activities. The establishment of Goldman Sachs Gao Hua Securities is a crucial step in the development of our business in one of the world's most important economies.

In September 2004, we agreed to acquire interests in 11 power plants in six U.S. states for approximately $550 million. From our earlier acquisition of Cogentrix Energy, we already had ownership interests in nine of the 11 plants. With its closing on January 31, 2005, this transaction continues our strategy of acquiring what we believe to be attractively priced power assets to complement our existing commodity trading and merchant energy restructuring capabilities.

People

Lois D. Juliber, a Vice Chairman of the Colgate-Palmolive Company, was elected to the Board of Directors at the 2004 Annual Meeting of Shareholders. Lois has played a central role in extending Colgate's business to over 200 countries. We are fortunate to benefit from her international depth and experience.

In addition, on November 29, 2004, we were pleased to announce that Suzanne M. Nora Johnson was appointed a Vice Chairman of the firm. Suzanne's career at Goldman Sachs has spanned nearly 20 years. She will continue to head our Global Investment Research division and to lead our efforts with the new Global Markets Institute.

Our leadership team was also enhanced by the February 2004 appointment of Alan M. Cohen, formerly a partner in the law firm of O'Melveny & Myers LLP, as Global Head of Compliance. Alan's extensive experience in private practice and his tenure as an Assistant U.S. Attorney, position him well to lead this critically important area of the firm.

At the end of 2004, we expanded our senior leadership by selecting 98 new partners of the firm and 190 new MDs. They are a superb new generation of leaders who we believe will help to ensure the continued success of Goldman Sachs.

Outlook

As we begin 2005, we continue to see significant potential across the firm. Investment banking activity appears to be recovering gradually, equity markets have improved from the summer of 2004 and the environment across our FICC businesses remains broadly favorable. In managing the firm, we remain focused on our clients, and our people are as dedicated and enthusiastic as ever. We believe the people of Goldman Sachs are second to none in the industry. As we look ahead, the cornerstones of our business are unchanged—serving our clients' needs, capitalizing on market opportunities as they emerge and harnessing the entrepreneurial talents of our people.



HENRY M. PAULSON, JR.
Chairman and Chief Executive Officer



LLOYD C. BLANKFEIN
President and Chief Operating Officer



IDEAS

Generating ideas that create progress.

Texas Genco supplies power to the Houston, Texas market.



TEXAS GENCO— Using the capital markets to grow in the energy markets.

IDEAS

In early 2004, four private equity firms formed an investor group to acquire Texas Genco Holdings, Inc., one of the largest wholesale electric power generation companies in the United States. For The Blackstone Group, Hellman & Friedman, Kohlberg Kravis Roberts & Co. and Texas Pacific Group, the key challenge to completing the transaction was the inherent sensitivity of Texas Genco's earnings to volatile commodity prices in the gas-driven Texas energy market. Goldman Sachs combined its merger advisory, industry, financing and risk management expertise to help the investor group leverage Texas Genco's assets and win the auction process in the largest leveraged buyout in the power sector in recent history by creating an innovative financing package that included a highly structured commodity hedge.

CAPITAL

Goldman Sachs underwrote over $3.6 billion of capital for this transaction in both the leveraged loan and high-yield markets. Goldman Sachs' integrated approach to this transaction combined our commodities expertise and industry knowledge, which enabled the investor group to combine committed financing with a commodity hedge in order to take advantage of the risk profiles of both the commodities and financing markets. The commodity hedge and Texas Genco's forward sales program resulted in strong cash flow generation and deleveraging which facilitated a precedent-setting financing that achieved one of the most attractive pricings in recent history for a leveraged buyout.

PEOPLE

Goldman Sachs' dedicated team approach and strong client relationships were vital to this transaction. Team members from three regions and several business disciplines—Investment Banking, the Financing Group, Commodities and Credit Products—worked closely with the investor group and a proven management team led by Jack Fusco, CEO of Texas Genco, to address multiple levels of complexity and decrease volatility. Texas Genco demonstrates Goldman Sachs' ability to creatively combine our merger advisory, industry, financing and risk management expertise with our ability to act as a principal in order to assist our clients with complex transactions.

GOLDMAN SACHS GAO HUA SECURITIES COMPANY LIMITED—

Growing with the Chinese capital markets.

IDEAS

In 2004, Goldman Sachs formed a unique joint venture—Goldman Sachs Gao Hua Securities Company Limited—which will bring Goldman Sachs' experience and practices to China's domestic market for the first time. This venture represents the first time a global investment bank has teamed up with a newly established local firm, and is one of the first joint venture investment banks approved by China since its momentous accession to the World Trade Organization. Our cooperation with the Chinese securities firm Beijing Gao Hua Securities Company Ltd. builds on Goldman Sachs' leadership in representing leading Chinese companies in international capital markets.

CAPITAL

As one of the fastest growing major economies in the world, China remains a strategic priority for Goldman Sachs. This new venture will provide the firm unprecedented access to local Chinese clients, helping them further their goals in both the domestic and global capital markets. It deepens our ability to connect capital with the best ideas in one of the most dynamic parts of the world. Establishment of this new and historic venture is the foundation of Goldman Sachs' long-term commitment to China.

PEOPLE

The creation of Goldman Sachs Gao Hua Securities Company Limited brought together a diverse team across business disciplines and regions to develop this unique joint venture. It required support from the highest levels of the Chinese government as well as local regulators. With singular focus, a dedicated group of people from both partners worked through a wide range of significant challenges to launch this new company. Together, they will provide the firm's seamless, high quality service across a broad array of products for Chinese clients.











Beijing will be the headquarters of Goldman Sachs Gao Hua Securities.



Goldman Sachs has established itself as one of the leading investment banks in Germany.



GERMAN MINISTRY OF FINANCE— Unlocking assets and opportunities.

IDEAS

The German government held approximately €14 billion of Paris Club debt owed by Russia. This Russian debt had never been made available to institutional investors. Goldman Sachs worked with the German Ministry of Finance to repackage €5 billion of the debt for sale into the capital markets, enabling Germany to reduce its public deficit, while providing investors an innovative way to invest in emerging markets. The asset class gave investors a new way to gain exposure to debt agreements between countries under the Paris Club framework.

CAPITAL

Goldman Sachs structured credit-linked notes whose performance was contingent on Russia's performance in paying back the loans. The offering comprised three tranches, a €2 billion three-year floating rate note, a €1 billion five-year fixed rate note and a $2.4 billion ten-year fixed rate note. The series was well received when it came to market and cumulatively represented the largest-ever emerging market new issue transaction done for cash.

PEOPLE

Over the course of several years, Goldman Sachs and the German government discussed potential approaches to introducing the Paris Club debt to the capital markets. The successful structuring and placement of this transaction is a reflection of Goldman Sachs' established presence in Germany, and another example of our long-standing financing work for the German government. Teams from Investment Banking, the Financing Group, Credit Derivatives and Institutional Sales in Frankfurt, London and New York worked with the Ministry of Finance and KfW Bankengruppe, the promotional bank of the Federal Republic of Germany, to structure the notes, minimize credit risk and market the securities to investors.

ASSET MANAGEMENT—

Serving Japanese retail investors.

IDEAS

In late 2003, Goldman Sachs Asset Management introduced an innovative mutual fund—the Goldman Sachs US REIT Fund—to Japan's retail market. A change in rules by The Investment Trusts Association of Japan now enables management companies to launch funds that invest in Real Estate Investment Trust (REIT) products as the primary investment objective. The Goldman Sachs US REIT Fund gives Japanese retail investors the opportunity to invest in an entirely new asset class. We sought to create a fund within this asset class that would allow investors to diversify their overall risk while potentially generating significant returns.

CAPITAL

In the current economic environment, Japanese investors are seeking ways to increase their dividend income while diversifying their portfolios. REITs are designed to offer growing, relatively safe dividend income over the longer term. This customized product offers investors a higher level of dividend income than our traditional REIT strategy, while still offering the potential for capital growth. In its first year, the fund raised over $1 billion and proved to be one of the most successful mutual fund launches ever seen in Japan.

PEOPLE

Goldman Sachs Asset Management's excellence in portfolio management combined with local market knowledge helped bring an exceptional product to a new market. Teams across Goldman Sachs Asset Management, including Tokyo Product & Marketing, Third Party Sales, Legal and the U.S. REIT portfolio management team worked together to offer this product to Japanese investors. Our relationships with over ten distribution partners were essential to the successful launch. Through teamwork and coordination, we worked with our partners to educate retail investors about this new asset class. For instance, our teams in Asset Management worked with some of Japan's largest bank distributors of mutual funds, to introduce the product across their branch networks.





Goldman Sachs Asset Management has established itself as one of the leading investment advisors and fund managers in Japan.

TIERRA DEL FUEGO —

Creating a partnership for conservation.

IDEAS

In September 2004, Goldman Sachs finalized the framework of an extraordinary venture, the result of a creative approach to what initially appeared to be a routine transaction for the Principal Finance Group in our Fixed Income, Currency and Commodities business. In 2002, we purchased a portfolio of distressed debt, which included notes secured by 680,000 acres of ecologically significant forestland on the Chilean side of the island of Tierra del Fuego. The team looked beyond the traditional options for this property and identified a rare opportunity to create value. We determined that this huge tract of old growth forests, grasslands and peat bogs, unique in the Southern Hemisphere, could and should be preserved.

CAPITAL

The firm uses its balance sheet to purchase and restructure defaulted and distressed financial assets. These activities are essential to keeping valuable assets productive. In this transaction, we were able to use our skills to secure an irreplaceable asset for the benefit of future generations.

PEOPLE

Since the inception of this project, the firm has worked with local and international conservationists to plan for a nature reserve that will protect the key ecological features of this land. After a comprehensive search, Goldman Sachs selected the Wildlife Conservation Society (WCS) to receive the land and to take primary responsibility for creating and maintaining the nature reserve. WCS is one of the most respected conservation institutions in the world and an ideal partner for this effort.





Tierra del Fuego is home to
huge tracts of old growth forests.



PEOPLE

Fostering our culture.

"I remember very clearly one of the first memos I wrote. Wherever I had written 'I,' Jim had crossed it out and written 'We.' He didn't have to say much more than that."

HANK PAULSON,
Chairman and Chief Executive Officer



"Training creates value.
Mentoring creates values."
JIM GORTER, Senior Director

LEADING BY EXAMPLE

Individuals, and the relationships they form, are at the core of any culture. As a professional services firm, Goldman Sachs has fostered close professional relationships since its founding. Only a few decades ago, some people at Goldman Sachs knew virtually all of their colleagues. Our small size allowed us to rely on informal mentoring relationships to teach technical skills and reinforce cultural values. As our firm has evolved and grown, we have expanded and institutionalized our recruiting, training and career management programs, but always with an eye towards keeping them as personal as possible.

Today, mentoring relationships remain an important element of our culture. The pace of economic, technological and social change over the past twenty years has resulted in mentoring relationships becoming more reciprocal, with younger generations offering new skills and perspectives to even the most senior of our leaders.

What remains unchanged is that the most successful people at Goldman Sachs — young and old — view themselves as stewards of our firm, its values and its culture.

Stewardship is a concept best demonstrated, not taught. This responsibility to future generations of Goldman Sachs people helps the firm better adapt to new environments, and encourages our people to act in concert, for a common purpose.



"I trained to be an engineer, not a trader. Bunty and his MIT recruiting teammates helped me navigate the interview process and see the value my unique perspective could add to the firm. Now I am personally involved in recruiting as a member of the MIT recruiting team."

AZ MAHDI, Fixed Income, Currency and Commodities, *New York*


"The business case for recruiting is clear, but for me it is also a labor of love. Like Naz, I was once a student and a new hire. I want the next generation of firm leaders to benefit from my experience."
BUNTY BOHRA,
Fixed Income, Currency and Commodities,
New York

RECRUITING TOP TALENT

The people of Goldman Sachs share a passion for achieving results and recognize that success without integrity is failure. Their unique backgrounds, individual perspectives and diverse skills are put to the test as they participate in events that help shape the world.

Our recruiting process enables us to attract accomplished people to the firm. Nearly everyone—from our most senior leaders to our most junior analysts—is actively involved in recruiting. Candidates often meet with fifteen or more Goldman Sachs people during their interview process. The involvement is personal, as we seek to recruit people who share our core values. Academic standing is important, but is only one indication of a person's potential. We evaluate candidates on six core measures—achievement, leadership, commercial focus, analytical thinking, teamwork and the ability to make an impact.



"We use Pine Street to work with clients on a range of issues—from employee motivation and performance measurement to business strategy."

SEGUN AGANGA, Equities, *London*

"Senior people here make the time to teach many of our Pine Street programs. I've personally benefited from participating both as a student and as a faculty member."

CAROLINE TAYLOR,
Investment Management, *London*

ACCELERATING LEADERSHIP THROUGH PINE STREET

Working from the firm's first office on Pine Street in 1869, Marcus Goldman laid the groundwork for our culture of leadership. Today, Pine Street—the firm's leadership development center—embodies this concept by helping our leaders, and our clients, hone their managerial skills, gain insights into their leadership styles and develop networks that enhance the effectiveness of their businesses.

Taught primarily by the firm's most senior executives, Pine Street's programs reinforce concepts such as integrity, personal accountability, client service and teamwork. Some courses help individuals navigate key transitions in their careers, particularly as they take on broader leadership responsibility. Other initiatives incorporate on-the-job stretch assignments to help accelerate the development of high-performing leaders. Pine Street also helps business leadership teams articulate their strategies and improve their business results.

Many of Pine Street's programs and initiatives are available to key clients. Leaders from client firms attend courses jointly with Goldman Sachs leaders, and Pine Street has assisted clients on their own premises as well. As our firm grows, Pine Street is an increasingly important vehicle for developing successive generations of Goldman Sachs leaders.



"Pine Street creates a leadership dialogue around the firm. It is exciting to see people spark to new ideas and invigorate their careers."

RAJEEV PESHAWARIA, Pine Street, *London*



…en in Asia 11 years. I've seen …erything change around me — the economy, politics, markets — and our business has been at the center of that change."

MARK MACHIN, Investment Banking, *Hong Kong*

"Our team serves clients in more than a dozen countries and regions across Asia. This requires a huge personal and professional commitment to focus on our clients and their best interests and outcomes, and to effectively deliver solutions to their challenges."

KEVIN ZHANG, Investment Banking, *Hong Kong*



SERVING CLIENTS ACROSS A CONTINENT

Global capital markets, particularly in the last decade, have seen an extraordinary new array of sophisticated approaches to financing transactions and mitigating risk. Goldman Sachs applies its expertise to help meet the increasingly diverse and complex objectives of our clients. Now an important part of our Investment Banking capabilities, the firm's Financing Group is at the very focal point of these efforts.

Our team based in Hong Kong draws on experience from Asia, Europe and North America, to serve a variety of clients from India to Korea. The team may assist a Korean company to sell shares in the international markets or it may structure a multi-billion dollar financing package for an enterprise in Hong Kong that wants to access every major market in the world. Our team in Hong Kong, like their colleagues in Japan, Australia, Europe and the United States is working to bring the providers and users of capital together.



"I've been fortunate to be a small part of teams leading U.S. restructurings, European privatizations, global pension management and now hedge fund and private equity investing. The world just keeps getting more interesting."

GEORGE WALKER, Investment Management, *Princeton and New York*

CREATING OPPORTUNITIES ACROSS A CAREER

Goldman Sachs prizes initiative, imagination and entrepreneurship. We are fueled by optimism and opportunity. We find that people with these characteristics are rarely satisfied by compensation and titles alone. They seek out new experiences and responsibilities.

Goldman Sachs needs individuals who are multifaceted, with a range of skills and interests that can help the firm and its clients profit in rapidly changing markets. The personal interests and ambitions of our people help drive our growth as they look for new opportunities to apply our skills and resources. Increasingly, talented people want the flexibility to manage their careers, personal responsibilities and interests. To retain the best talent, we support and encourage our people as they take on new challenges.

The people of Goldman Sachs are at the very center of the change that constantly buffets the global markets. A career at Goldman Sachs can lead to a range of assignments across industries, markets and professional disciplines. This environment helps attract the very best people, and the broad power of this talent makes Goldman Sachs uniquely placed to identify and respond to the shifting needs of our clients and opportunities in the capital markets.



"In 11 years at the firm, I've always found new ways to be challenged, whether I'm working in a new function, a new division or a new country. The breadth of the Goldman Sachs franchise has made that possible."

VALENTINO CARLOTTI, Equities, *New York*


"I didn't write
the business principles,
I learned them
from my predecessors."
JOHN C. WHITEHEAD

THE TEST OF TIME

THE 25TH ANNIVERSARY OF THE GOLDMAN SACHS BUSINESS PRINCIPLES

1. Our clients' interests always come first. Our experience shows that if we serve our clients well, our own success will follow.

2. Our assets are our people, capital and reputation. If any of these is ever diminished, the last is the most difficult to restore. We are dedicated to complying fully with the letter and spirit of the laws, rules and ethical principles that govern us. Our continued success depends upon unswerving adherence to this standard.

3. Our goal is to provide superior returns to our shareholders. Profitability is critical to achieving superior returns, building our capital, and attracting and keeping our best people. Significant employee stock ownership aligns the interests of our employees and our shareholders.

4. We take great pride in the professional quality of our work. We have an uncompromising determination to achieve excellence in everything we undertake. Though we may be involved in a wide variety and heavy volume of activity, we would, if it came to a choice, rather be best than biggest.

5. We stress creativity and imagination in everything we do. While recognizing that the old way may still be the best way, we constantly strive to find a better solution to a client's problems. We pride ourselves on having pioneered many of the practices and techniques that have become standard in the industry.

6. We make an unusual effort to identify and recruit the very best person for every job. Although our activities are measured in billions of dollars, we select our people one by one. In a service business, we know that without the best people, we cannot be the best firm.

7. We offer our people the opportunity to move ahead more rapidly than is possible at most other places. Advancement depends on merit and we have yet to find the limits to the responsibility our best people are able to assume. For us to be successful, our men and women must reflect the diversity of the communities and cultures in which we operate. That means we must attract, retain and motivate people from many backgrounds and perspectives. Being diverse is not optional; it is what we must be.

8. We stress teamwork in everything we do. While individual creativity is always encouraged, we have found that team effort often produces the best results. We have no room for those who put their personal interests ahead of the interests of the firm and its clients.

9. The dedication of our people to the firm and the intense effort they give their jobs are greater than one finds in most other organizations. We think that this is an important part of our success.

10. We consider our size an asset that we try hard to preserve. We want to be big enough to undertake the largest project that any of our clients could contemplate, yet small enough to maintain the loyalty, the intimacy and the esprit de corps that we all treasure and that contribute greatly to our success.

11. We constantly strive to anticipate the rapidly changing needs of our clients and to develop new services to meet those needs. We know that the world of finance will not stand still and that complacency can lead to extinction.

12. We regularly receive confidential information as part of our normal client relationships. To breach a confidence or to use confidential information improperly or carelessly would be unthinkable.

13. Our business is highly competitive, and we aggressively seek to expand our client relationships. However, we must always be fair competitors and must never denigrate other firms.

14. Integrity and honesty are at the heart of our business. We expect our people to maintain high ethical standards in everything they do, both in their work for the firm and in their personal lives.


Works
ctw2004


ctw2004
ctw2004

CTW volunteers prepare and serve meals for the homeless at a New York City soup kitchen.

A team of CTW volunteers helps build a Goldman Sachs-sponsored home.

Community

We recognize the demands our business places on our people. We give them extensive opportunities to grow personally and professionally in a workplace environment designed to support them. For some, this takes the form of flexible work arrangements, health programs and other benefits. In 2004, over nine hundred people participated in Goldman Sachs' tuition reimbursement program, allowing them to gain skills and credentials that build their careers. Others need the flexibility to visit homebound people, get their hands dirty planting in a public garden or serve on a board of trustees. Goldman Sachs people are in many ways actively engaged in the well-being of their communities. They bring this spirit into our organization, making it part of the core of our culture.

Through volunteer programs, financial support and ongoing relationships with non-profit organizations, we help our people become involved in their communities.

Community TeamWorks (CTW) is our signature volunteer program. It offers all of our people one day off annually to take part in a team-based community project. During CTW 2004, we partnered with 694 non-profit community partners worldwide, and more than 14,600 Goldman Sachs people joined with family and friends to devote a day to community service.

In addition to a range of regular public service efforts, we sponsor a year-round mentoring program to help young people through a variety of one-to-one and group interactions.

Goldman Sachs also supports a range of organizations by matching employee donations to educational institutions, providing emergency humanitarian funding and through other philanthropic endeavors.

CAPITAL
Opportunities in the capital markets.

IN RECENT YEARS, a series of broad structural trends have marked the evolution of the global capital markets. Advances in technology and the dissemination of information have helped spur the opening of markets around the world. This, in turn, has increased transparency and competition, benefiting individuals and institutions alike. An array of financial products and niche markets has developed, offering new and different ways to raise capital and manage risk. As the number of transactions across countries, regions and continents multiplies, the needs and objectives of those seeking or providing capital become increasingly sophisticated and diverse.

Our clients increasingly favor linking capital and advice. Consequently, banks are driven to and rewarded for their willingness to commit capital on behalf of their clients. It has been said that capital has become a commodity. That may be true. But we believe ideas are not.

Investment Banking

HELPING CLIENTS USE CAPITAL TO GROW THEIR IDEAS

Investment Banking acts as a provider of strategic corporate services, matching the resources of the firm to specific client needs. This frequently means combining advisory, finance and co-investment capabilities.

We help clients tap the equity and debt capital markets, restructure balance sheets, manage assets and liabilities, and assess strategic options for mergers and acquisitions, divestitures, corporate defense activities and spin-offs.

Trading and Principal Investments

FINDING WAYS TO CONNECT IDEAS AND CAPITAL

Our outstanding client franchise has helped us establish a leading position in the global capital markets. Our ability to assume and manage risk is a core competency. Our clients often request that we commit the firm's capital. This can take the form of guaranteeing the execution price of a trade for a client or hedging a client's risk exposure.

We trade in a variety of securities across a number of different markets. These markets include debt, equity, currencies, commodities and derivatives on such products. We buy and sell securities on behalf of corporations, financial institutions, governments and individuals, as well as on the firm's behalf. In equity markets, we also act as a market maker in selected securities, provide market access capabilities, and clear and settle customer transactions.

Principal Investments primarily represents those investments made by the firm in our merchant banking funds that invest in companies and real estate, as well as our investment in the convertible preferred stock of Sumitomo Mitsui Financial Group, Inc.

Asset Management and Securities Services

HELPING INVESTORS GROW THEIR CAPITAL AND ACCESS MARKETS

Investors are viewing markets and asset classes in far more fluid and global terms than in years past. Where previously they focused on individual industries, regions or asset classes, they now seek broader options to diversify risk and produce competitive returns. At the same time, their service needs are increasing and becoming more complicated. Our focus on client service, combined with strong capabilities and ideas that make clients' capital grow, will continue to differentiate Goldman Sachs.

We help public and private pension funds, corporations, non-profit organizations and individuals plan and manage their investing assets. Through tailored investment strategies, we work with our clients to identify and access new opportunities, while preserving the value of their existing investments.

We also provide these same entities as well as mutual funds and hedge funds with prime brokerage, securities lending and financing services.

Introduction

Goldman Sachs is a leading global investment banking, securities and investment management firm that provides a wide range of services worldwide to a substantial and diversified client base that includes corporations, financial institutions, governments and high-net-worth individuals.

Our activities are divided into three segments:

- INVESTMENT BANKING – We provide a broad range of investment banking services to a diverse group of corporations, financial institutions, governments and individuals.

- TRADING AND PRINCIPAL INVESTMENTS – We facilitate customer transactions with a diverse group of corporations, financial institutions, governments and individuals and take proprietary positions through market making in, and trading of, fixed income and equity products, currencies, commodities and derivatives on such products. In addition, we engage in floor-based and electronic market making as a specialist on U.S. equities and options exchanges and we clear customer transactions on major stock, options and futures exchanges worldwide. In connection with our merchant banking and other investment activities, we make principal investments directly and through funds that we raise and manage.

- ASSET MANAGEMENT AND SECURITIES SERVICES – We offer a broad array of investment strategies, advice and planning across all major asset classes to a diverse group of institutions and individuals worldwide, and provide prime brokerage, financing services and securities lending services to mutual funds, pension funds, hedge funds, foundations and high-net-worth individuals worldwide.

Unless specifically stated otherwise, all references to 2004, 2003 and 2002 refer to our fiscal years ended, or the dates, as the context requires, November 26, 2004, November 28, 2003 and November 29, 2002, respectively.

When we use the terms "Goldman Sachs," "we," "us" and "our," we mean The Goldman Sachs Group, Inc. (Group Inc.), a Delaware corporation, and its consolidated subsidiaries. References herein to the Annual Report on Form 10-K are to our Annual Report on Form 10-K for the fiscal year ended November 26, 2004.

In this discussion, we have included statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. These forward-looking statements are not historical facts but instead represent only our beliefs regarding future events, many of which, by their nature, are inherently uncertain and beyond our control. These statements relate to our future plans and objectives, among other things. By identifying these statements for you in this manner, we are alerting you to the possibility that our actual results may differ, possibly materially, from the results indicated in these forward-looking statements. Important factors, among others, that could cause our results to differ, possibly materially, from those indicated in the forward-looking statements are discussed below under "— Certain Factors That May Affect Our Business" as well as "Business — Certain Factors That May Affect Our Business" in Part I, Item 1 of the Annual Report on Form 10-K.

Executive Overview

Our diluted earnings per share were $8.92 for 2004, a 52% increase compared with 2003. Return on average tangible shareholders' equity was 25.2%[1] and return on average shareholders' equity was 19.8%. Our results in 2004 reflected strong growth in Trading and Principal Investments, Asset Management and Securities Services, and Investment Banking. The increase in Trading and Principal Investments reflected significantly higher net revenues in Fixed Income, Currency and Commodities (FICC), as all major businesses and regions performed well in a generally favorable environment. Net revenues in our Principal Investments business also increased significantly, due to an unrealized gain on our investment in the convertible preferred stock of Sumitomo Mitsui Financial Group, Inc. (SMFG), as well as gains from other corporate principal investments. In addition, Equities net revenues improved, primarily reflecting higher customer-driven activity and favorable market conditions early in 2004, but results remained below the peak levels achieved in 2001 and 2000. Equities operated in a less favorable environment after our first fiscal quarter of 2004, as volatility levels continued to decline and markets generally lacked direction before moving higher in the last several weeks of our fiscal year. Asset Management and Securities Services generated strong net revenue growth, primarily reflecting higher average assets under management, increased incentive fees and significantly higher customer balances in Securities Services. In Investment Banking, net revenues increased for the first time in three years, highlighted by strong growth in our Financial Advisory and Equity Underwriting businesses, primarily reflecting an increase in industry-wide corporate activity. Our investment banking backlog at the end of 2004 was higher than at the end of 2003.[2]

[1] Return on average tangible shareholders' equity is computed by dividing net earnings by average monthly tangible shareholders' equity. See "–Results of Operations" included below for further information regarding our calculation of return on average tangible shareholders' equity.

[2] Our investment banking backlog represents an estimate of our future net revenues from investment banking transactions where we believe that future revenue realization is more likely than not.

Our operating results in 2004 reflected improvement in the economic environment as well as a number of trends that have emerged in recent years. We continued to see increased trading and investing opportunities for our clients and ourselves in 2004 and, consequently, we increased our market risk during the year to capitalize on these opportunities. Our Investment Banking results reflected our best performance in three years as corporate activity began to recover, although competitive pressures remained. In our Equities business, although our results were higher compared with 2003 as customer-driven activity improved, commission rates continued to decline and demands for us to commit capital remained significant. In the regulatory environment, financial services firms continued to be under intense scrutiny, with the scope of such scrutiny unabated in the last year. Consequently, the volume and amount of claims against financial institutions and other related costs remained significant in 2004. Given the range of litigation and investigations presently under way, our litigation expenses can be expected to remain high.

Though our operating results were strong in 2004, our business, by its nature, does not produce predictable earnings. Our results in any given period can be materially affected by conditions in global financial markets and economic conditions generally. For a further discussion of these trends and other factors affecting our businesses, see "—Certain Factors That May Affect Our Business" included below as well as "Business—Certain Factors That May Affect Our Business" in Part I, Item 1 of the Annual Report on Form 10-K.

Business Environment

As an investment banking, securities and investment management firm, our businesses are materially affected by conditions in the financial markets and economic conditions generally, both in the United States and elsewhere around the world. A favorable business environment is generally characterized by low inflation, low and declining interest rates, and strong equity markets. Over the business cycle, these factors provide a positive climate for our investment banking activities, for many of our trading businesses and for wealth creation, which contributes to growth in our asset management business. Although geopolitical uncertainty continued and inflation was slightly higher, interest rates, although rising, remained low, merger activity improved, and global equity prices, although spending much of the year in a fairly narrow range, generally increased. For a further discussion of how market conditions can affect our businesses, see "—Certain Factors That May Affect Our Business" included below as well as "Business—Certain Factors That May Affect Our Business" in Part I, Item 1 of the Annual Report on Form 10-K. A further discussion of the business environment in 2004 is set forth below.

GLOBAL – After improving during the second half of 2003, growth in the global economy continued to improve during 2004, with worldwide real gross domestic product in the calendar year growing at one of its highest rates in the last twenty years. The pace of growth was particularly strong in the first half of 2004, but slowed throughout the remainder of the year. The Japanese economy grew very strongly early in 2004 but slowed significantly after the first quarter. After rising early in our fiscal year, global equity markets spent much of the year in a fairly narrow range, but many of the major markets rallied beginning in late October, leading to solid gains over the year. Although the U.S. Federal Reserve began to raise its federal funds rate target in June 2004, fixed income markets generally performed well, as long-term bond yields ended the year close to, or below the levels at the beginning of the year, and corporate credit spreads remained tight. In the currency markets, the U.S. dollar weakened further against the major currencies, though the weakening was generally smaller than in 2003 and occurred largely at the end of our fiscal year. Corporate activity, as measured by industry-wide completed and announced mergers and acquisitions as well as equity underwriting volumes, increased significantly during the year, reflecting the continued economic recovery and strengthening equity markets. In addition, industry-wide debt origination volumes remained strong.

UNITED STATES – The U.S. economy grew at a strong pace during the year. Real gross domestic product in the 2004 calendar year rose by approximately 4.4%. Although quarterly growth fell from the very high level seen in the third quarter of 2003, it remained strong throughout the year. A brief softening in consumer spending led to a decline in quarterly real gross domestic product growth during the second calendar quarter, but the pace of economic growth appears to have accelerated again in subsequent quarters. Strong economic and productivity growth contributed to strong corporate profit growth during the year. Inflation increased throughout the year. In response to the improving environment and rising inflation, the U.S. Federal Reserve raised the federal funds rate target by 25 basis points in June, and subsequently raised rates a further 75 basis points by the end of our fiscal year to 2.0%. Despite rising short-term interest rates, long-term yields moved higher only briefly, for several months around midyear, and ended the year close to levels at the beginning of the year. With the U.S. dollar weakening further, financial conditions remained supportive of economic activity. The Dow Jones Industrial Average, the S&P 500 Index and the Nasdaq Composite Index increased 8%, 12% and 7%, respectively, during our fiscal year.

EUROPE – Economic conditions improved in Europe during 2004. Real gross domestic product growth in the Eurozone economies rose to approximately 1.8% in the 2004 calendar year, a significant improvement from the previous two years, as domestic demand rose and export performance improved. Growth in the Eurozone economies appears to have been stronger in the first half of the year than the second half of the year, as consumer spending slowed from the strong first quarter, and the strengthening euro, in part, restrained economic activity later in the year. The European Central Bank left interest rates unchanged through the year, but long-term bond yields fell significantly in response to signs of softer economic activity and the sharp rise in the euro in late 2004. The U.K. economy recorded strong growth in 2004, though real gross domestic product growth slowed significantly during the third quarter. After starting to raise interest rates in November 2003, the Bank of England raised interest rates during 2004 by 100 basis points. The FTSE 100 Index increased 9% during our fiscal year.

ASIA – Japan's economy grew very strongly in early 2004, though the pace of growth slowed significantly after the first calendar quarter, as investment spending and export growth slowed. Despite slowing after the first quarter, consumer spending growth remained strong through much of 2004 and corporate profitability continued to improve. The Bank of Japan continued to provide substantial liquidity to the market and continued to hold short-term interest rates at zero percent through the year. The Ministry of Finance ceased intervention to support the Japanese yen in March 2004 and the yen remained generally strong. Bond yields rose significantly in the middle of the year but subsequently declined in line with global trends, while the Nikkei 225 Index increased 7% during our fiscal year.

Growth in other Asian economies remained very strong in 2004, reflecting strong global demand growth, though the pace of economic growth appears to have peaked in many economies around the middle of the year. China's growth generally remained firm, though the pace of growth slowed in the middle of the year, as administrative measures to slow certain parts of the economy had a dampening effect on investment spending. Inflation generally rose throughout the year and, in October, the Central Bank of China increased interest rates for the first time since July 1995, raising its benchmark lending rate by 27 basis points.

Certain Factors That May Affect Our Business

We face a variety of risks that are substantial and inherent in our businesses, including market, credit, liquidity, operational, legal and regulatory risks. For a discussion of how management seeks to manage some of these risks, see "—Risk Management" included below. A summary of some of the important factors that could affect our business follows below. For a further discussion of these and other important factors that could affect our business, see "Business—Certain Factors That May Affect Our Business" in Part I, Item 1 of the Annual Report on Form 10-K.

MARKET CONDITIONS AND MARKET RISK – Our businesses are materially affected by conditions in the global financial markets and economic conditions generally. Business conditions continued to improve in 2004, after improving somewhat during the second half of 2003: the number and size of equity underwritings and completed mergers and acquisitions transactions increased significantly in 2004, after declining for three straight years, and fixed income origination levels remained strong; fixed income market conditions remained generally favorable, as interest rates, although rising, remained low by historical standards, and corporate credit spreads remained narrow; and in the global equity markets, although volatility levels and commission rates continued to decline, price levels and volumes were generally stronger.

Adverse or uncertain economic and market conditions have in the past adversely affected, and may in the future adversely affect, our business and profitability in many ways, including the following:

- We have been operating in a low interest rate market for the past several years. Increasing or high interest rates and/or widening credit spreads, especially if such changes are rapid, may create a less favorable environment for certain of our businesses.
- We have been committing increasing amounts of capital in many of our businesses and generally maintain large trading, specialist and investment positions. Market fluctuations and volatility may adversely affect the value of those positions or may reduce our willingness to enter into new transactions. Conversely, our trading businesses depend on market volatility to provide trading and arbitrage opportunities, and decreases in volatility may reduce these opportunities and adversely affect the results of these businesses.
- Industry-wide declines in the size and number of underwritings and mergers and acquisitions and increased price competition may have an adverse effect on our revenues and, because we may be unable to reduce expenses correspondingly, our profit margins. In particular, because a significant portion of our investment banking revenues are derived from our participation in large transactions, a decrease in the number of large transactions due to uncertain or unfavorable market conditions may adversely affect our investment banking business.
- Reductions in the level of the equity markets also tend to reduce the value of our clients' portfolios, which in turn may

reduce the fees we earn for managing assets. Even in the absence of uncertain or unfavorable economic or market conditions, investment performance by our asset management business below the performance of benchmarks or competitors could result in a decline in assets under management and, therefore, in the incentive and management fees we receive.

- Concentration of risk increases the potential for significant losses in our market-making, proprietary trading, block trading, merchant banking, underwriting and lending businesses. This risk may increase to the extent we expand our proprietary trading businesses or commit capital to facilitate primarily client-driven business. For example, large blocks of stock are increasingly being sold in block trades rather than on a marketed basis, which increases the risk Goldman Sachs may be unable to resell the purchased securities at favorable prices. Moreover, because of concentration of risk, we may suffer losses even when economic and market conditions are generally favorable for others in the industry. We also regularly enter into large transactions as part of our trading businesses. The number and size of such transactions may affect our results of operations in a given period.

- The volume of transactions that we execute for our customers and as a specialist may decline, which would reduce the revenues we receive from commissions and spreads. In our specialist businesses, we are obligated by stock exchange rules to maintain an orderly market, including by purchasing shares in a declining market. This may result in trading losses and an increased need for liquidity. Weakness in global equity markets and the trading of securities in multiple markets and on multiple exchanges could adversely impact our trading businesses and impair the value of our goodwill and identifiable intangible assets. For a further discussion of our goodwill and identifiable intangible assets, see "—Critical Accounting Policies—Goodwill and Identifiable Intangible Assets" included below.

- If any of the variety of instruments, processes and strategies we utilize to manage our exposure to various types of risk are not effective, we may incur losses. Our risk management strategies and techniques may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk.

CREDIT RISK – We are exposed to the risk that third parties that owe us money, securities or other assets will not perform their obligations. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. We are also subject to the risk that our rights against third parties may not be enforceable in all circumstances. The amount and duration of our credit exposures have been increasing over the past several years, as has the breadth of the entities to which we have credit exposure. As a clearing member firm, we finance our customer positions and we could be held responsible for the defaults or misconduct of our customers. In addition, we have experienced, due to competitive factors, pressure to extend credit and price more aggressively the credit risks we take. In particular, corporate clients sometimes seek to require credit commitments from us in connection with investment banking and other assignments. Although we regularly review credit exposures to specific clients and counterparties and to specific industries, countries and regions that we believe may present credit concerns, default risk may arise from events or circumstances that are difficult to detect or foresee. In addition, concerns about, or a default by, one institution could lead to significant liquidity problems, losses or defaults by other institutions, which in turn could adversely affect Goldman Sachs.

LIQUIDITY RISK – Liquidity is essential to our businesses. Our liquidity could be impaired by an inability to access secured and/or unsecured debt markets, an inability to access funds from our subsidiaries or an inability to sell assets. This situation may arise due to circumstances that we may be unable to control, such as a general market disruption or an operational problem that affects third parties or us. Further, our ability to sell assets may be impaired if other market participants are seeking to sell similar assets at the same time.

Our credit ratings are important to our liquidity. A reduction in our credit ratings could adversely affect our liquidity and competitive position, increase our borrowing costs, limit our access to the capital markets or trigger our obligations under certain bilateral provisions in some of our trading and collateralized financing contracts. Under such provisions, counterparties could be permitted to terminate contracts with Goldman Sachs or require us to post additional collateral. Termination of our trading and collateralized financing contracts could cause us to sustain losses and impair our liquidity by requiring us to find other sources of financing or to make significant cash payments or securities movements. For a discussion of the potential impact on Goldman Sachs of a reduction in our credit ratings, see "—Capital and Funding—Credit Ratings" included below.

OPERATIONAL RISK – Our businesses are highly dependent on our ability to process, on a daily basis, a large number of transactions across numerous and diverse markets in many currencies, and the transactions we process have become increasingly complex. Shortcomings or failures in our internal processes, people or systems could lead to, among other consequences, financial loss and reputational damage. In addition, despite the contingency plans we have in place, our ability to conduct business may be adversely impacted by a disruption in the infrastructure that supports our businesses and the communities in which we are located. This may include a disruption involving electrical, communications, transportation or other services used by Goldman Sachs or third parties with which we conduct business.

LEGAL AND REGULATORY RISK – Substantial legal liability or a significant regulatory action against Goldman Sachs could have material adverse financial effects or cause significant reputational harm to Goldman Sachs, which in turn could seriously harm our business prospects. Firms in the financial services industry have been operating in a difficult regulatory environment. We face significant legal risks in our businesses, and the volume of claims and amount of damages and penalties claimed in litigation and regulatory proceedings against financial institutions have been increasing. For a discussion of how we account for our legal and regulatory exposures, see "—Use of Estimates" included below.

Critical Accounting Policies

FAIR VALUE

"Total financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value" in the consolidated statements of financial condition consist of financial instruments carried at fair value or amounts that approximate fair value, with related unrealized gains or losses recognized in our results of operations. The use of fair value to measure these financial instruments, with related unrealized gains and losses recognized immediately in our results of operations, is fundamental to our financial statements and is our most critical accounting policy. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

In determining fair value, we separate our financial instruments into three categories–cash (i.e., nonderivative) trading instruments, derivative contracts and principal investments, as set forth in the following table:

FINANCIAL INSTRUMENTS BY CATEGORY

	AS OF NOVEMBER			
	2004		2003	
(IN MILLIONS)	FINANCIAL INSTRUMENTS OWNED, AT FAIR VALUE	FINANCIAL INSTRUMENTS SOLD, BUT NOT YET PURCHASED, AT FAIR VALUE	FINANCIAL INSTRUMENTS OWNED, AT FAIR VALUE	FINANCIAL INSTRUMENTS SOLD, BUT NOT YET PURCHASED, AT FAIR VALUE
Cash trading instruments	$143,376	$ 68,096	$110,157	$ 60,813
Derivative contracts	62,495	64,001	45,733	41,886
Principal investments	4,654[1]	—	3,755[1]	—
Total	$210,525	$132,097	$159,645	$102,699

[1] Excludes assets of $1.28 billion and $1.07 billion in consolidated employee-owned merchant banking funds as of November 2004 and November 2003, respectively.

CASH TRADING INSTRUMENTS – Fair values of our cash trading instruments are generally obtained from quoted market prices in active markets, broker or dealer price quotations, or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued in this manner include U.S. government and agency securities, other sovereign government obligations, liquid mortgage products, investment-grade corporate bonds, listed equities, money market securities, state, municipal and provincial obligations, and physical commodities.

Certain cash trading instruments trade infrequently and, therefore, have little or no price transparency. Such instruments may include certain high-yield debt, corporate bank loans, mortgage whole loans and distressed debt. We value these instruments using methodologies such as the present value of known or estimated cash flows and generally do not adjust underlying valuation assumptions unless there is substantive evidence supporting a change in the value of the underlying instrument or valuation assumptions (such as similar market transactions, changes in financial ratios and changes in credit ratings of the underlying companies).

The following table sets forth the valuation of our cash trading instruments by level of price transparency:

CASH TRADING INSTRUMENTS BY PRICE TRANSPARENCY

	AS OF NOVEMBER			
	2004		2003	
(IN MILLIONS)	FINANCIAL INSTRUMENTS OWNED, AT FAIR VALUE	FINANCIAL INSTRUMENTS SOLD, BUT NOT YET PURCHASED, AT FAIR VALUE	FINANCIAL INSTRUMENTS OWNED, AT FAIR VALUE	FINANCIAL INSTRUMENTS SOLD, BUT NOT YET PURCHASED, AT FAIR VALUE
Quoted prices or alternative pricing sources with reasonable price transparency	$130,908	$67,948	$102,306	$60,673
Little or no price transparency	12,468	148	7,851	140
Total	$143,376	$68,096	$110,157	$60,813

Cash trading instruments we own (long positions) are marked to bid prices and instruments we have sold but not yet purchased (short positions) are marked to offer prices. If liquidating a position is reasonably expected to affect its prevailing market price, our valuation is adjusted generally based on market evidence or predetermined policies. In certain circumstances, such as for highly illiquid positions, management's estimates are used to determine this adjustment.

DERIVATIVE CONTRACTS – Derivative contracts consist of exchange-traded and over-the-counter (OTC) derivatives. The following table sets forth the fair value of our exchange-traded and OTC derivative assets and liabilities:

DERIVATIVE ASSETS AND LIABILITIES

	AS OF NOVEMBER			
	2004		2003	
(IN MILLIONS)	ASSETS	LIABILITIES	ASSETS	LIABILITIES
Exchange-traded derivatives	$ 5,464	$ 5,905	$ 5,182	$ 6,339
OTC derivatives	57,031	58,096	40,551	35,547
Total[1]	$62,495	$64,001	$45,733	$41,886

[1] The fair values of our derivative assets and liabilities include cash we have paid and received (for example, option premiums or cash paid or received pursuant to credit support agreements) and may change significantly from period to period based on, among other factors, changes in our trading positions and market movements.

Fair values of our exchange-traded derivatives are generally determined from quoted market prices. OTC derivatives are valued using valuation models. We use a variety of valuation models including the present value of known or estimated cash flows, option-pricing models and option-adjusted spread models. The valuation models that we use to derive the fair values of our OTC derivatives require inputs including contractual terms, market prices, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. The selection of a model to value an OTC derivative depends upon the contractual terms of, and specific risks inherent in, the instrument as well as the availability of pricing information in the market. We generally use similar models to value similar instruments. Where possible, we verify the values produced by our pricing models to market transactions. For OTC derivatives that trade in liquid markets, such as generic forwards, swaps and options, model selection does not involve significant judgment because market prices are readily available. For OTC derivatives that trade in less liquid markets, model selection requires more judgment because such instruments tend to be more complex and pricing information is less available in the market. As markets continue to develop and more pricing information becomes available, we continue to review and refine the models that we use.

At the inception of an OTC derivative contract (day one), we value the contract at the model value if we can verify all of the significant model inputs to observable market data and verify the model to market transactions. When appropriate, valuations are adjusted to reflect various factors such as liquidity, bid/offer and credit considerations. These adjustments are generally based on market evidence or predetermined policies. In certain circumstances, such as for highly illiquid positions, management's estimates are used to determine these adjustments.

Where we cannot verify all of the significant model inputs to observable market data and verify the model to market transactions, we value the contract at the transaction price at inception and, consequently, record no day one gain or loss in accordance with Emerging Issues Task Force (EITF) Issue No. 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities."

Following day one, we adjust the inputs to our valuation models only to the extent that changes in such inputs can be verified by similar market transactions, third-party pricing services and/or broker quotes or can be derived from other substantive evidence such as empirical market data. In circumstances where we cannot verify the model to market transactions, it is possible that a different valuation model could produce a materially different estimate of fair value.

The following tables set forth the fair values of our OTC derivative assets and liabilities by product and by remaining contractual maturity:

OTC DERIVATIVES

(IN MILLIONS)

	AS OF NOVEMBER 2004					
ASSETS	0-6 MONTHS	6-12 MONTHS	1-5 YEARS	5-10 YEARS	10 YEARS OR GREATER	TOTAL
Contract Type						
Interest rates	$ 1,475	$ 451	$ 5,682	$ 4,250	$12,743	$24,601
Currencies	9,570	1,499	3,670	2,320	1,198	18,257
Commodities	2,943	1,164	5,581	1,108	160	10,956
Equities	1,311	813	457	634	2	3,217
Total	$15,299	$3,927	$15,390	$ 8,312	$14,103	$57,031
LIABILITIES	0-6 MONTHS	6-12 MONTHS	1-5 YEARS	5-10 YEARS	10 YEARS OR GREATER	TOTAL
Contract Type						
Interest rates	$ 1,854	$ 789	$ 7,366	$ 7,136	$ 5,658	$22,803
Currencies	9,577	1,580	4,456	2,755	1,184	19,552
Commodities	3,791	1,425	4,522	814	107	10,659
Equities	1,409	1,304	1,114	1,084	171	5,082
Total	$16,631	$5,098	$17,458	$11,789	$ 7,120	$58,096

	AS OF NOVEMBER 2003					
ASSETS	0-6 MONTHS	6-12 MONTHS	1-5 YEARS	5-10 YEARS	10 YEARS OR GREATER	TOTAL
Contract Type						
Interest rates	$ 1,470	$ 160	$ 4,017	$ 4,332	$ 9,541	$19,520
Currencies	5,486	1,230	4,069	1,842	897	13,524
Commodities	1,538	645	1,648	473	159	4,463
Equities	1,276	637	675	329	127	3,044
Total	$ 9,770	$2,672	$10,409	$ 6,976	$10,724	$40,551
LIABILITIES	0-6 MONTHS	6-12 MONTHS	1-5 YEARS	5-10 YEARS	10 YEARS OR GREATER	TOTAL
Contract Type						
Interest rates	$ 2,026	$ 381	$ 3,896	$ 2,894	$ 2,475	$11,672
Currencies	5,993	1,121	2,951	2,949	828	13,842
Commodities	2,059	921	1,461	232	183	4,856
Equities	3,267	669	1,027	182	32	5,177
Total	$13,345	$3,092	$ 9,335	$ 6,257	$ 3,518	$35,547

We enter into certain OTC option transactions that provide us or our counterparties with the right to extend the maturity of the underlying contract. The fair value of these option contracts is not material to the aggregate fair value of our OTC derivative portfolio. In the tables above, for option contracts that require settlement by delivery of an underlying derivative instrument, the classification of the remaining contractual maturity is generally based upon the maturity date of the underlying derivative instrument. In those instances when the underlying instrument does not have a maturity date or either counterparty has the right to settle in cash, the remaining contractual maturity date is generally based upon the option expiration date.

Price transparency for OTC derivative model inputs varies depending on, among other factors, product type, maturity and the complexity of the contract. Price transparency for interest rate and currency contracts varies by the underlying currencies, with the currencies of the leading industrialized nations having the most price transparency. Price transparency for commodity contracts varies by type of underlying commodity. Price transparency for equity contracts varies by market, with the equity markets of the leading industrialized nations having the most price transparency. Price transparency is inherently more limited for more complex structures because they often combine one or more product types, requiring additional inputs such as correlations and volatilities.

PRINCIPAL INVESTMENTS – In valuing our corporate and real estate principal investments, we separate our portfolio into investments in private companies, investments in public companies (excluding our investment in the convertible preferred stock of SMFG) and our investment in SMFG.

The following table sets forth the carrying value of our principal investments portfolio:

PRINCIPAL INVESTMENTS

	AS OF NOVEMBER					
	2004			2003		
(IN MILLIONS)	CORPORATE	REAL ESTATE	TOTAL	CORPORATE	REAL ESTATE	TOTAL
Private	$ 935	$769	$1,704	$1,054	$757	$1,811
Public	343	51	394	219	42	261
Subtotal	1,278	820	2,098	1,273	799	2,072
SMFG convertible preferred stock[1]	2,556	—	2,556	1,683	—	1,683
Total[2]	$3,834	$820	$4,654	$2,956	$799	$3,755

[1] The fair value of our Japanese yen-denominated investment in SMFG convertible preferred stock includes the effect of foreign exchange revaluation. We hedge our economic exposure to exchange rate movements on our investment in SMFG by borrowing Japanese yen. Foreign exchange revaluation on the investment and the related borrowing are generally equal and offsetting. For example, if the Japanese yen appreciates against the U.S. dollar, the U.S. dollar carrying value of our SMFG investment will increase and the U.S. dollar carrying value of the related borrowing will also increase by an amount that is generally equal and offsetting.

[2] Excludes assets of $1.28 billion and $1.07 billion in consolidated employee-owned merchant banking funds as of November 2004 and November 2003, respectively.

Our private principal investments, by their nature, have little or no price transparency. Such investments are initially carried at cost as an approximation of fair value. Adjustments to carrying value are made if there are third-party transactions evidencing a change in value. Downward adjustments are also made, in the absence of third-party transactions, if we determine that the expected realizable value of the investment is less than the carrying value. In reaching that determination, we consider many factors including, but not limited to, the operating cash flows and financial performance of the companies or properties relative to budgets or projections, trends within sectors and/or regions, underlying business models, expected exit timing and strategy, and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences.

Our public principal investments, which tend to be large, concentrated holdings that result from initial public offerings or other corporate transactions, are valued using quoted market prices discounted for restrictions on sale. If liquidating a position is reasonably expected to affect market prices, valuations are adjusted accordingly based on predetermined written policies.

Our investment in the convertible preferred stock of SMFG is carried at fair value, which is derived from a model that incorporates SMFG's common stock price and credit spreads, the impact of nontransferability and illiquidity and the downside protection on the conversion strike price. The fair value of our investment is particularly sensitive to movements in the SMFG common stock price. As a result of transfer restrictions and the downside protection on the conversion strike price, the relationship between changes in the fair value of our investment and changes in SMFG's common stock price is nonlinear. During the fiscal year, the fair value of our investment increased 42% (expressed in Japanese yen), primarily due to an increase in the SMFG common stock price and the passage of time in respect of the transfer restrictions on the underlying common stock.

Goldman Sachs has the right to convert our preferred stock investment in SMFG into shares of SMFG common stock beginning on February 8, 2005. The current conversion price is ¥322,300, but this price is subject to downward adjustment if the price of SMFG common stock at the time of conversion is less than the conversion price (subject to a floor of ¥106,300). Our convertible preferred investment is generally nontransferable. One-third of the underlying shares of SMFG common stock will become transferable on February 8, 2005, with the remaining shares of common stock becoming transferable in equal installments on February 7, 2006 and February 7, 2007. In addition, restrictions on our ability to hedge the underlying common stock will lapse in three equal annual installments beginning on February 7, 2005.

CONTROLS OVER VALUATION OF FINANCIAL INSTRUMENTS – Proper controls, independent of the trading and principal investing functions, are fundamental to ensuring that our financial instruments are appropriately and consistently valued and that fair value measurements are reliable. This is particularly important in valuing instruments with lower levels of price transparency.

We employ an oversight structure that includes appropriate segregation of duties. Senior management, independent of the trading functions, is responsible for the oversight of control and valuation policies and procedures and reporting the results of such work to the Audit Committee. We seek to maintain the necessary resources, with the appropriate experience and training, to ensure that control and independent price verification functions are performed to the highest standards. In addition, we employ procedures for the approval of new transaction types and markets, independent price verification, review of daily profit and loss, and review of valuation models by personnel with appropriate technical knowledge of relevant products and markets. For a further discussion of how we manage the risks inherent in our trading and principal investing businesses, see "—Risk Management" included below.

GOODWILL AND IDENTIFIABLE INTANGIBLE ASSETS

As a result of our business combinations, principally with SLK LLC (SLK) in fiscal 2000, we have acquired goodwill and identifiable intangible assets. Goodwill is the cost of acquired companies in excess of the fair value of net assets, including identifiable intangible assets, at the acquisition date.

GOODWILL – We test the goodwill in each of our operating segments for impairment at least annually in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," by comparing the estimated fair value of each operating segment with its estimated net book value. We derive the fair value of each of our operating segments primarily based on price-earnings multiples. We derive the net book value of our operating segments by estimating the amount of shareholders' equity required to support the assets of each operating segment. Our last annual impairment test was performed during our fiscal 2004 fourth quarter and no impairment was identified.

The following table sets forth the carrying value of our goodwill by operating segment:

GOODWILL BY OPERATING SEGMENT

	AS OF NOVEMBER	
(IN MILLIONS)	2004	2003
Investment Banking		
Financial Advisory	$ —	$ —
Underwriting	125	125
Trading and Principal Investments		
FICC	135	117
Equities[1]	2,382	2,384
Principal Investments	—	—
Asset Management and Securities Services		
Asset Management[2]	423	419
Securities Services	117	117
Total	$3,182	$3,162

[1] Primarily related to our combinations with SLK and The Hull Group.

[2] Primarily related to our combination with The Ayco Company, L.P. (Ayco).

IDENTIFIABLE INTANGIBLE ASSETS – We amortize our identifiable intangible assets over their estimated useful lives in accordance with SFAS No. 142, and test for potential impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." An impairment loss, calculated as the difference between the estimated fair value and the carrying value of an asset or asset group, is recognized if the sum of the estimated undiscounted cash flows relating to the asset or asset group is less than the corresponding carrying value.

During the fiscal fourth quarter of 2003, the American Stock Exchange, the Chicago Board Options Exchange and the Philadelphia Stock Exchange all announced proposed restructuring plans and continued to experience loss of market share to the International Securities Exchange, which became the leading U.S. options exchange during 2003. Consequently, we tested our related option specialist rights for impairment during the fourth quarter of 2003, and recognized an impairment charge of $133 million. The estimated fair value of the option specialist rights was derived from estimated discounted cash flows. We also surrendered certain option specialist rights in earlier quarters of 2003, recognizing total charges of $20 million. There were no intangible asset impairments in fiscal 2004.

The following table sets forth the carrying value and range of remaining useful lives of our identifiable intangible assets by major asset class:

IDENTIFIABLE INTANGIBLE ASSETS BY ASSET CLASS

	AS OF NOVEMBER		
	2004		2003
($ IN MILLIONS)	CARRYING VALUE	RANGE OF REMAINING USEFUL LIVES (IN YEARS)	CARRYING VALUE
Customer lists[1]	$ 828	7 – 20	$ 880
New York Stock Exchange (NYSE) specialist rights	607	23 – 26	636
Exchange-traded fund (ETF) and option specialist rights	121	23	130
Other[2]	133	3 – 8	174
Total	$1,689		$1,820

[1] Primarily includes our clearance and execution and Nasdaq customer lists acquired in our combination with SLK and financial counseling customer lists acquired in our combination with Ayco.

[2] Primarily includes technology-related assets acquired in our combination with SLK.

A prolonged period of weakness in global equity markets and the trading of securities in multiple markets and on multiple exchanges could adversely impact our businesses and impair the value of our goodwill and/or identifiable intangible assets. In addition, an announced restructuring by the NYSE or any other exchange on which we hold specialist rights or an adverse action or assessment by a regulator could indicate a potential impairment of the associated identifiable intangible assets.

Use of Estimates

The use of generally accepted accounting principles requires management to make certain estimates. In addition to the estimates we make in connection with fair value measurements and the accounting for goodwill and identifiable intangible assets, the use of estimates is also important in determining provisions for potential losses that may arise from litigation and regulatory proceedings and tax audits. We estimate and provide for potential losses that may arise out of litigation and regulatory proceedings and tax audits to the extent that such losses are probable and can be estimated, in accordance with SFAS No. 5, "Accounting for Contingencies." Significant judgment is required in making these estimates and our final liabilities may ultimately be materially different.

Our total liability in respect of litigation and regulatory proceedings is determined on a case-by-case basis and represents an estimate of probable losses after considering, among other factors, the progress of each case, our experience and the experience of others in similar cases, and the opinions and views of legal counsel. Given the inherent difficulty of predicting the outcome of our litigation matters, particularly in cases in which claimants seek substantial or indeterminate damages, we cannot estimate losses or ranges of losses for cases where there is only a reasonable possibility that a loss may have been incurred. See "Legal Proceedings" in Part I, Item 3 of the Annual Report on Form 10-K for information on our judicial, regulatory and arbitration proceedings.

Results of Operations

The composition of our net revenues has varied over time as financial markets and the scope of our operations have changed. The composition of net revenues can also vary over the shorter term due to fluctuations in U.S. and global economic and market conditions. For a further discussion of the impact of economic and market conditions on our results of operations, see "—Business Environment" and "—Certain Factors That May Affect Our Business" included above, and "—Business —Certain Factors That May Affect Our Business" in Part I, Item 1 of the Annual Report on Form 10-K.

FINANCIAL OVERVIEW

The following table sets forth an overview of our financial results:

FINANCIAL OVERVIEW

($ IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	YEAR ENDED NOVEMBER		
	2004	2003	2002
Net revenues	**$20,550**	$16,012	$13,986
Pre-tax earnings	**6,676**	4,445	3,253
Net earnings	**4,553**	3,005	2,114
Diluted earnings per share	**8.92**	5.87	4.03
Return on average shareholders' equity[1]	**19.8%**	15.0%	11.3%
Return on average tangible shareholders' equity[2]	**25.2%**	19.9%	15.3%

[1] Return on average shareholders' equity is computed by dividing net earnings by average monthly shareholders' equity.

[2] Tangible shareholders' equity equals total shareholders' equity less goodwill and identifiable intangible assets. We believe that return on average tangible shareholders' equity is a meaningful measure of performance because it excludes the portion of our shareholders' equity attributable to goodwill and identifiable intangible assets. As a result, this calculation measures corporate performance in a manner that treats underlying businesses consistently, whether they were acquired or developed internally. Return on average tangible shareholders' equity is computed by dividing net earnings by average monthly tangible shareholders' equity.

The following table sets forth the reconciliation of average shareholders' equity to average tangible shareholders' equity:

(IN MILLIONS)	YEAR ENDED NOVEMBER		
	2004	2003	2002
Average shareholders' equity	**$22,975**	$20,031	$18,659
Deduct: Average goodwill and identifiable intangible assets	**(4,918)**	(4,932)	(4,837)
Average tangible shareholders' equity	**$18,057**	$15,099	$13,822

Net Revenues

2004 VERSUS 2003 – Our net revenues were $20.55 billion in 2004, an increase of 28% compared with 2003, reflecting strong growth in Trading and Principal Investments, Asset Management and Securities Services, and Investment Banking. The increase in Trading and Principal Investments reflected significantly higher net revenues in FICC, as all major businesses and regions performed well in a generally favorable environment. Net revenues in our Principal Investments business also increased significantly, due to an unrealized gain on our investment in the convertible preferred stock of SMFG, as well as gains from other corporate principal investments. In addition, Equities net revenues improved, primarily reflecting higher customer-driven activity and favorable market conditions early in 2004. Equities operated in a less favorable environment after our first fiscal quarter of 2004, as volatility levels continued to decline and markets generally lacked direction before moving higher in the last several weeks of our fiscal year. Asset Management and Securities Services generated strong revenue growth, primarily reflecting higher average assets under management, increased incentive fees and significantly higher customer balances in Securities Services. In Investment Banking, net revenues also increased, highlighted by strong growth in both our Financial Advisory and Equity Underwriting businesses, primarily reflecting an increase in industry-wide corporate activity.

2003 VERSUS 2002 – Our net revenues were $16.01 billion in 2003, an increase of 14% compared with 2002, primarily reflecting higher net revenues in Trading and Principal Investments. The increase in Trading and Principal Investments net revenues was primarily driven by FICC, which operated in a generally favorable environment throughout 2003, and by Principal Investments, which included an unrealized gain on our investment in the convertible preferred stock of SMFG. Net revenues in Asset Management and Securities Services increased 14% compared with 2002, primarily reflecting higher average assets under management and higher customer balances in Securities Services. Net revenues in Investment Banking declined 4% compared with 2002, due to generally lower levels of corporate activity.

Operating Expenses

Our operating expenses are primarily influenced by compensation, headcount and levels of business activity. A substantial portion of our compensation expense represents discretionary bonuses, with our overall compensation and benefits expenses generally targeted at 50% (plus or minus a few percentage points) of consolidated net revenues. In addition to the level of net revenues, our compensation expense in any given year is also influenced by, among other factors, prevailing labor markets, business mix and the structure of our equity-based compensation programs.

The following table sets forth our operating expenses and number of employees:

OPERATING EXPENSES AND EMPLOYEES

($ IN MILLIONS)	YEAR ENDED NOVEMBER 2004	2003	2002
Compensation and benefits	$ 9,591	$ 7,393	$ 6,744
Amortization of employee initial public offering and acquisition awards	61	122	293
Non-compensation expenses	4,222	4,052	3,696
Total operating expenses	$13,874	$11,567	$10,733
Employees at year end[1]	20,722	19,476	19,739

[1] Excludes 1,206, 1,228 and 876 employees as of November 2004, November 2003 and November 2002, respectively, of Goldman Sachs' consolidated property management and loan servicing subsidiaries. Compensation and benefits includes $164 million, $134 million and $140 million for the years ended November 2004, November 2003 and November 2002, respectively, attributable to these subsidiaries, the majority of which is reimbursed to Goldman Sachs by the investment funds for which these companies manage properties and perform loan servicing. Such reimbursements are recorded in net revenues. All three years exclude employees of certain consolidated entities that are held for investment purposes only.

2004 VERSUS 2003 – Operating expenses were $13.87 billion for 2004, 20% above 2003. Compensation and benefits expenses of $9.59 billion increased 30% compared with 2003, due to higher discretionary compensation, reflecting higher net revenues, and increased employment levels. The ratio of compensation and benefits to net revenues for 2004 was 46.7% compared with 46.2% for 2003. Employment levels increased 6% compared with November 2003. The adoption of the recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," in fiscal 2003 did not have a material effect on our results of operations in 2004 or 2003, because substantially all of the employee equity-based compensation granted for each year was in the form of restricted stock units. See Note 2 and Note 12 to the consolidated financial statements for further information regarding our stock-based compensation.

Non-compensation-related expenses of $4.22 billion for 2004 increased 4% compared with 2003. Other expenses included net provisions for litigation and regulatory proceedings of $103 million for 2004 compared with $159 million for 2003. Excluding these provisions, other expenses increased $258 million, primarily due to the acquisition of consolidated entities held for investment purposes, increased levels of business activity and higher charitable contributions. Brokerage, clearing and exchange fees increased, reflecting higher transaction volumes in certain of our businesses, and market development expenses were higher, primarily reflecting $62 million in connection with our establishment of Goldman Sachs Gao Hua Securities Company Limited in China, as well as higher levels of business activity. In addition, professional fees were higher, primarily due to higher legal and consulting fees. These increases were partially offset by decreased amortization of identifiable intangible assets (2003 included impairment charges of $188 million, primarily in respect of option specialist rights) as well as lower occupancy and depreciation and amortization expenses. Total exit costs associated with reductions in our global office space, which were included in occupancy and depreciation and amortization expenses, were $41 million for 2004 compared with $153 million for 2003. See "—Critical Accounting Policies—Goodwill and Identifiable Intangible Assets" included above for a discussion of our impairment charges in respect of option specialist rights and "—Capital and Funding—Contractual Obligations and Contingent Commitments," included below, for a discussion of our excess office space.

2003 VERSUS 2002 – Operating expenses were $11.57 billion for 2003, 8% above 2002. Compensation and benefits expenses of $7.39 billion increased 10% compared with 2002, with higher discretionary compensation more than offsetting lower levels of employment. The ratio of compensation and benefits to net revenues for 2003 was 46.2%, down from 48.2% for 2002, in part reflecting lower employment levels in 2003, which decreased 1% compared with November 2002. Excluding employees associated with our combination with Ayco, employment levels were down 7% from November 2002. Effective for fiscal 2003, we began to account for stock-based compensation in accordance with the fair-value method prescribed by SFAS No. 123, using the prospective adoption method. The adoption of the recognition provisions of SFAS No. 123 did not have a material effect on our results of operations because substantially all of the employee equity-based compensation granted for 2003 was in the form of restricted stock units. See Note 2 and Note 12 to the consolidated financial statements for further information regarding our stock-based compensation.

Non-compensation-related expenses of $4.05 billion for 2003 increased 10% compared with 2002. This increase was primarily due to (i) higher other expenses, which included net provisions of $159 million for a number of litigation and regulatory proceedings; (ii) increased amortization of identifiable intangible assets, reflecting impairment charges of $188 million, primarily in respect of option specialist rights; and (iii) exit costs of $153 million associated with reductions in our global office space. These exit costs were primarily reflected in occupancy expenses, with the balance in depreciation and amortization expenses. Excluding the aggregate charges of $500 million described above, our 2003 non-compensation expenses declined slightly compared with 2002, reflecting lower depreciation and amortization, communications and technology, and market development expenses, and brokerage, clearing and exchange fees, partially offset by higher professional fees, primarily reflecting increased legal fees. The expense declines were primarily due to the impact of reduced employment levels, lower levels of business activity and continued cost-containment discipline.

Provision for Taxes

The effective income tax rate for 2004 was 31.8%, down from 32.4% for 2003. The change in the effective income tax rate for 2004 compared with 2003 reflected a decrease in state and local taxes and the effect of audit settlements. The effective income tax rate for 2003 of 32.4% was down from 35.0% in 2002. The decline in the effective income tax rate for 2003 compared with 2002 was primarily due to an increase in tax credits and a decrease in state and local taxes.

Our effective income tax rate can vary from period to period depending on, among other factors, the geographic and business mix of our earnings, the level of our tax credits and the effect of tax audits. Certain of these and other factors, including our history of pre-tax earnings, are taken into account in assessing our ability to realize our net deferred tax assets. See Note 13 to the consolidated financial statements for further information regarding our provision for taxes.

SEGMENT OPERATING RESULTS

The following table sets forth the net revenues, operating expenses and pre-tax earnings of our segments:

SEGMENT OPERATING RESULTS

(IN MILLIONS)		YEAR ENDED NOVEMBER 2004	2003	2002
Investment Banking	Net revenues	$ 3,374	$ 2,711	$ 2,830
	Operating expenses	2,973	2,504	2,454
	Pre-tax earnings	$ 401	$ 207	$ 376
Trading and Principal Investments	Net revenues	$13,327	$10,443	$ 8,647
	Operating expenses	8,287	6,938	6,505
	Pre-tax earnings	$ 5,040	$ 3,505	$ 2,142
Asset Management and Securities Services	Net revenues	$ 3,849	$ 2,858	$ 2,509
	Operating expenses	2,430	1,890	1,562
	Pre-tax earnings	$ 1,419	$ 968	$ 947
Total	Net revenues	$20,550	$16,012	$13,986
	Operating expenses[1]	13,874	11,567	10,733
	Pre-tax earnings	$ 6,676	$ 4,445	$ 3,253

[1] Includes the following expenses that have not been allocated to our segments: (i) the amortization of employee initial public offering awards, net of forfeitures, of $19 million, $80 million and $212 million for the years ended November 2004, November 2003 and November 2002, respectively; (ii) net provisions for a number of litigation and regulatory proceedings of $103 million and $155 million for the years ended November 2004 and November 2003, respectively, and (iii) $62 million in connection with the establishment of Goldman Sachs Gao Hua Securities Company Limited, an investment banking and securities venture in China, for the year ended November 2004.

Net revenues in our segments include allocations of interest income and interest expense to specific securities, commodities and other positions in relation to the cash generated by, or funding requirements of, such underlying positions. See Note 15 to the consolidated financial statements for further information regarding our segments.

The cost drivers of Goldman Sachs taken as a whole—compensation, headcount and levels of business activity—are broadly similar in each of our business segments. Compensation expenses within our segments reflect, among other factors, the overall performance of Goldman Sachs as well as the performance of individual business units. Consequently, pre-tax margins in one segment of our business may be significantly affected by the performance of our other business segments. A discussion of segment operating results follows.

Investment Banking

Our Investment Banking segment is divided into two components:

- FINANCIAL ADVISORY – Financial Advisory includes advisory assignments with respect to mergers and acquisitions, divestitures, corporate defense activities, restructurings and spin-offs.
- UNDERWRITING – Underwriting includes public offerings and private placements of equity, equity-related and debt instruments.

The following table sets forth the operating results of our Investment Banking segment:

INVESTMENT BANKING OPERATING RESULTS

	YEAR ENDED NOVEMBER		
(IN MILLIONS)	2004	2003	2002
Financial Advisory	$1,737	$1,202	$1,499
Equity underwriting	819	678	734
Debt underwriting	818	831	597
Total Underwriting	1,637	1,509	1,331
Total net revenues	3,374	2,711	2,830
Operating expenses	2,973	2,504	2,454
Pre-tax earnings	$ 401	$ 207	$ 376

The following table sets forth our financial advisory and underwriting transaction volumes:

GOLDMAN SACHS GLOBAL INVESTMENT BANKING VOLUMES[1]

	YEAR ENDED NOVEMBER		
(IN BILLIONS)	2004	2003	2002
Announced mergers and acquisitions	$436	$430	$313
Completed mergers and acquisitions	515	354	414
Equity and equity-related offerings[2]	52	41	48
Debt offerings[3]	232	250	203

[1] Source: Thomson Financial. Announced and completed mergers and acquisitions volumes are based on full credit to each of the advisors in a transaction. Equity and equity-related offerings and debt offerings volumes are based on full credit for single book managers and equal credit for joint book managers. Transaction volumes may not be indicative of net revenues in a given period.

[2] Includes public common stock offerings and convertible offerings.

[3] Includes non-convertible preferred stock, mortgage-backed securities, asset-backed securities and taxable municipal debt. Includes publicly registered and Rule 144A issues.

2004 VERSUS 2003 – Net revenues in Investment Banking of $3.37 billion for 2004 increased 24% compared with 2003. Net revenues in Financial Advisory of $1.74 billion increased 45% compared with 2003, primarily reflecting a significant increase in industry-wide completed mergers and acquisitions. Net revenues in our Underwriting business of $1.64 billion increased 8% compared with 2003, reflecting a significant increase in industry-wide public common stock offerings and industry-wide initial public offerings. The increase in Investment Banking net revenues primarily reflects higher levels of activity in the industrial and consumer sectors. Our investment banking backlog at the end of 2004 was higher than the end of 2003.[1]

[1] Our investment banking backlog represents an estimate of our future net revenues from investment banking transactions where we believe that future revenue realization is more likely than not.

Operating expenses were $2.97 billion in 2004, 19% higher than 2003, primarily due to increased compensation and benefits expenses resulting from higher discretionary compensation and increased levels of employment. These increases were partially offset by lower occupancy expenses, primarily reflecting lower exit costs associated with reductions in our global office space, and reduced amortization of identifiable intangible assets, as 2003 included impairment charges in respect of certain distribution rights. Depreciation and amortization expenses were also lower. Pre-tax earnings of $401 million in 2004 increased 94% compared with 2003.

2003 VERSUS 2002 – Net revenues in Investment Banking of $2.71 billion for 2003 decreased 4% compared with 2002. Net revenues in Financial Advisory of $1.20 billion decreased 20% compared with 2002, primarily reflecting a decline in industry-wide completed mergers and acquisitions. Net revenues in our Underwriting business of $1.51 billion increased 13% compared with 2002, primarily reflecting an increase in industry-wide debt new issuance activity. Equity Underwriting net revenues decreased compared with 2002, primarily reflecting a decline in industry-wide total equity underwriting volume, including initial public offerings, partially offset by higher net revenues from convertible issuances. The reduction in Investment Banking net revenues reflects lower levels of activity in the industrial and financial institutions sectors, partially offset by increased activity in the healthcare and natural resources sectors. Our investment banking backlog at the end of 2003 was slightly higher than at the end of 2002.[1]

Operating expenses were $2.50 billion in 2003, 2% higher than 2002, primarily due to increased compensation and benefits expenses, with higher discretionary compensation more than offsetting the impact of lower levels of employment. The increase in discretionary compensation in Investment Banking reflected, among other factors, the overall performance of Goldman Sachs, continued strong relative performance in the business (as evidenced by our high rankings and market share), as well as the somewhat improved business environment at the end of 2003. Operating expenses also increased due to intangible asset impairment charges in respect of certain distribution rights, higher professional fees, reflecting increased legal fees, and increased occupancy expenses, primarily related to exit costs associated with reductions in our global office space. These expense increases were partially offset by lower other expenses, market development expenses and communications and technology expenses, reflecting the impact of reduced employment levels, lower levels of business activity and continued cost-containment discipline. Pre-tax earnings of $207 million in 2003 decreased 45% compared with 2002.

[1] Our investment banking backlog represents an estimate of our future net revenues from investment banking transactions where we believe that future revenue realization is more likely than not.

Trading and Principal Investments

Our Trading and Principal Investments segment is divided into three components:

- FICC – We make markets in and trade interest rate and credit products, mortgage-backed securities and loans, currencies and commodities, structure and enter into a wide variety of derivative transactions, and engage in proprietary trading.
- EQUITIES – We make markets in, act as a specialist for, and trade equities and equity-related products, structure and enter into equity derivative transactions, and engage in proprietary trading. We also execute and clear customer transactions on major stock, options and futures exchanges worldwide.
- PRINCIPAL INVESTMENTS – Principal Investments primarily represents net revenues from our merchant banking investments, including the increased share of the income and gains derived from our merchant banking funds when the return on a fund's investments exceeds certain threshold returns (merchant banking overrides), as well as unrealized gains or losses from our investment in the convertible preferred stock of SMFG.

Substantially all of our inventory is marked-to-market daily and, therefore, its value and our net revenues are subject to fluctuations based on market movements. In addition, net revenues derived from our principal investments in privately held concerns and in real estate may fluctuate significantly depending on the revaluation or sale of these investments in any given period. We also regularly enter into large transactions as part of our trading businesses. The number and size of such transactions may affect our results of operations in a given period.

Net revenues from Principal Investments do not include management fees generated from our merchant banking funds. These management fees are included in the net revenues of the Asset Management and Securities Services segment.

The following table sets forth the operating results of our Trading and Principal Investments segment:

TRADING AND PRINCIPAL INVESTMENTS OPERATING RESULTS

	YEAR ENDED NOVEMBER		
(IN MILLIONS)	2004	2003	2002
FICC	$ 7,322	$ 5,596	$4,680
Equities trading	1,969	1,738	1,008
Equities commissions	2,704	2,543	2,994
Total Equities	4,673	4,281	4,002
SMFG	771	293	—
Gross gains	855	593	572
Gross losses	(399)	(437)	(801)
Net other corporate and real estate investments	456	156	(229)
Overrides	105	117	194
Total Principal Investments	1,332	566	(35)
Total net revenues	13,327	10,443	8,647
Operating expenses	8,287	6,938	6,505
Pre-tax earnings	$ 5,040	$ 3,505	$2,142

2004 VERSUS 2003 – Net revenues in Trading and Principal Investments of $13.33 billion for 2004 increased 28% compared with 2003. Net revenues in FICC of $7.32 billion increased 31% compared with 2003, primarily due to significantly higher net revenues in credit products and commodities, as well as improved performances in currencies and mortgages. In addition, net revenues in interest rate products were strong, but were lower compared with 2003. During 2004, FICC operated in an environment generally characterized by strong customer-driven activity, rising energy prices, narrow corporate credit spreads and low, although rising, interest rates. The yield curve remained steep in 2004, but flattened in the second half of the year. Net revenues in Equities of $4.67 billion increased 9% compared with 2003, reflecting higher net revenues in our global equities products group, primarily due to increased activity in shares and derivatives. In addition, net revenues were higher in our principal strategies business. During 2004, Equities operated in an environment characterized by improved customer-driven activity, particularly early in the year, and generally higher equity prices. However, volatility levels continued to decline during 2004. Principal Investments recorded net revenues of $1.33 billion, primarily due to an unrealized gain related to our investment in the convertible preferred stock of SMFG of $771 million (net of unrealized foreign exchange losses on the Japanese yen-denominated borrowing funding this investment), as well as gains and overrides from other corporate principal investments.

Operating expenses were $8.29 billion in 2004, 19% higher than 2003, primarily due to increased compensation and benefits expenses resulting from higher discretionary compensation and increased levels of employment. Other expenses also increased, principally due to the acquisition of consolidated entities held for investment purposes and increased levels of business activity. In addition, brokerage, clearing and exchange fees were higher, reflecting higher transaction volumes in certain of our businesses, professional fees increased, primarily due to higher consulting and legal fees, and market development expenses increased, primarily due to higher levels of business activity. These increases were partially offset by lower amortization of identifiable intangible assets, as 2003 included impairment charges in respect of option specialist rights. In addition, occupancy expenses decreased, primarily reflecting lower exit costs associated with reductions in our global office space, and depreciation and amortization expenses were lower. Pre-tax earnings of $5.04 billion in 2004 increased 44% compared with 2003.

2003 VERSUS 2002 – Net revenues in Trading and Principal Investments of $10.44 billion for 2003 increased 21% compared with 2002. FICC net revenues of $5.60 billion increased 20% compared with 2002, primarily due to higher net revenues in credit products, as well as improved performances in interest rate products and commodities, partially offset by lower net revenues in currencies, which performed particularly well in 2002. During 2003, FICC operated in a generally favorable environment characterized by tightening corporate credit spreads, low interest rates, a steep yield curve and strong customer demand. Equities net revenues of $4.28 billion increased 7% compared with 2002, primarily due to higher net revenues in principal strategies. This increase was partially offset by lower net revenues in our global equities products group, primarily reflecting lower commission volumes and clearance and execution fees in our U.S. shares business. Principal Investments recorded net revenues of $566 million, which included an unrealized gain related to our investment in the convertible preferred stock of SMFG of $293 million (net of unrealized foreign exchange losses on the Japanese yen-denominated borrowing funding this investment), and gains and overrides from real estate and other corporate principal investments.

Operating expenses were $6.94 billion in 2003, 7% higher than 2002, primarily due to increased compensation and benefits expenses, with higher discretionary compensation (reflecting increased net revenues) more than offsetting the impact of lower levels of employment. Operating expenses also increased due to intangible asset impairment charges in respect of option specialist rights, higher other expenses, and increased occupancy expenses, primarily related to exit costs associated with reductions in our global office space. These expense increases were partially offset by lower communications and technology expenses, depreciation and amortization expenses, brokerage, clearing and exchange fees, and market development expenses, reflecting the impact of reduced employment levels, lower levels of business activity and continued cost-containment discipline. Pre-tax earnings of $3.51 billion in 2003 increased 64% compared with 2002.

Asset Management and Securities Services

Our Asset Management and Securities Services segment is divided into two components:

- ASSET MANAGEMENT – Asset Management provides investment advisory and financial planning services to a diverse group of institutions and individuals worldwide and primarily generates revenues in the form of management and incentive fees.
- SECURITIES SERVICES – Securities Services provides prime brokerage, financing services and securities lending services to mutual funds, pension funds, hedge funds, foundations and high-net-worth individuals worldwide, and generates revenues primarily in the form of interest rate spreads or fees.

The following table sets forth the operating results of our Asset Management and Securities Services segment:

ASSET MANAGEMENT AND SECURITIES SERVICES OPERATING RESULTS

	YEAR ENDED NOVEMBER		
(IN MILLIONS)	2004	2003	2002
Asset Management	$2,553	$1,853	$1,653
Securities Services	1,296	1,005	856
Total net revenues	3,849	2,858	2,509
Operating expenses	2,430	1,890	1,562
Pre-tax earnings	$1,419	$ 968	$ 947

Assets under management typically generate fees as a percentage of asset value or based on investment performance. Assets under management include our mutual funds, alternative investment funds, separately managed accounts for institutional and individual investors and our merchant banking funds. Substantially all assets under management are valued as of calendar month end.

The following table sets forth our assets under management by asset class:

ASSETS UNDER MANAGEMENT BY ASSET CLASS

	AS OF NOVEMBER 30		
(IN BILLIONS)	2004	2003[3]	2002
Money markets	$ 90	$ 89	$108
Fixed income and currency	139	115	96
Equity[1]	126	98	86
Alternative investments[2]	97	71	58
Total	$452	$373	$348

[1] Includes both our fundamental equity and quantitative equity strategies.

[2] Includes other quantitative and/or non-traditional investment strategies (e.g., hedge funds), merchant banking funds and vehicles where we contract with sub-advisors for our clients.

[3] Includes $4 billion in non-money market assets acquired in our combination with Ayco.

The following table sets forth a summary of the changes in our assets under management:

CHANGES IN ASSETS UNDER MANAGEMENT

(IN BILLIONS)	YEAR ENDED NOVEMBER 30 2004	2003[1][2]	2002
Balance, beginning of year	$373	$348	$351
Net asset inflows/(outflows)			
Money markets	1	(19)	(13)
Fixed income and currency	14	10	18
Equity	13	(1)	6
Alternative investments	24	6	(2)
Total net asset inflows/(outflows)	52	(4)	9
Net market appreciation/(depreciation)	27	29	(12)
Balance, end of year	$452	$373	$348

[1] Includes $4 billion in non-money market assets acquired in our combination with Ayco.

[2] Includes $16 billion in non-money market net asset outflows resulting from British Coal Pension Schemes' planned program of diversification among its asset managers.

2004 VERSUS 2003 – Net revenues in Asset Management and Securities Services of $3.85 billion for 2004 increased 35% compared with 2003. Asset Management net revenues of $2.55 billion increased 38% compared with 2003, primarily due to higher average assets under management, significantly higher incentive fees and a full year contribution from Ayco. During 2004, assets under management increased 21% to $452 billion, reflecting net asset inflows of $52 billion, across all asset classes, as well as market appreciation of $27 billion, primarily in equity and fixed income assets. Securities Services net revenues of $1.30 billion increased 29% compared with 2003, primarily due to significantly higher customer balances in securities lending and margin lending.

Operating expenses were $2.43 billion, 29% higher than 2003, primarily due to increased compensation and benefits expenses resulting from higher discretionary compensation and increased levels of employment. In addition, other expenses increased, principally due to higher levels of business activity, including increased Asset Management distribution costs. Professional fees were also higher, primarily reflecting increased legal and consulting fees. These increases were partially offset by lower depreciation and amortization and occupancy expenses, primarily reflecting lower exit costs associated with reductions in our global office space. Pre-tax earnings of $1.42 billion increased 47% compared with 2003.

2003 VERSUS 2002 – Net revenues in Asset Management and Securities Services of $2.86 billion for 2003 increased 14% compared with 2002. Asset Management net revenues of $1.85 billion increased 12% compared with 2002, primarily reflecting an increase in average assets under management, the contribution from Ayco and increased incentive income. During 2003, assets under management increased 7% to $373 billion, reflecting market appreciation of $29 billion in equity, fixed income and alternative investment assets. Net asset outflows for 2003 were $4 billion, primarily reflecting net outflows in money market assets, partially offset by net inflows in fixed income and alternative investment assets. Net asset outflows for 2003 included $16 billion in net outflows related to British Coal Pension Schemes' planned program of diversification among its asset managers and $4 billion in inflows acquired from Ayco. Securities Services net revenues of $1.01 billion for 2003 increased 17% compared with 2002, primarily reflecting higher customer balances in securities lending and margin lending.

Operating expenses were $1.89 billion in 2003, 21% higher than 2002, primarily due to increased compensation and benefits expenses resulting from higher discretionary compensation. Operating expenses also increased as a result of our combination with Ayco and higher occupancy expenses, primarily related to exit costs associated with reductions in our global office space. In addition, other expenses were higher, principally due to increased Asset Management distribution costs, and professional fees increased, primarily reflecting higher legal fees. Pre-tax earnings of $968 million in 2003 increased 2% compared with 2002.

GEOGRAPHIC DATA

For a summary of the net revenues, pre-tax earnings and identifiable assets of Goldman Sachs by geographic region, see Note 15 to the consolidated financial statements.

Off-Balance-Sheet Arrangements

We have various types of off-balance-sheet arrangements that we enter into in the ordinary course of business. Our involvement in these arrangements can take many different forms, including purchasing or retaining residual and other interests in mortgage-backed and asset-backed securitization vehicles; holding senior and subordinated debt, limited and general partnership interests, and preferred and common stock in other nonconsolidated vehicles; entering into interest rate, foreign currency, equity, commodity and credit derivatives; entering into operating leases; and providing guarantees, indemnifications, loan commitments, letters of credit, representations and warranties.

We enter into these arrangements for a variety of business purposes, primarily related to the securitization of commercial and residential mortgages and home equity loans, government and corporate bonds, and other types of financial assets. Other reasons for entering into these arrangements include underwriting client securitization transactions; providing secondary market liquidity; making investments in performing and nonperforming debt, real estate and other assets; providing investors with credit-linked and asset-repackaged notes; and receiving or providing letters of credit to satisfy margin requirements and to facilitate the clearance and settlement process.

Variable interest entities (VIEs) and qualifying special-purpose entities (QSPEs) are critical to the functioning of several significant investor markets, including the mortgage-backed and asset-backed securities markets, since they provide market liquidity to financial assets by offering investors access to specific cash flows and risks created through the securitization process. Our financial interests in, and derivative transactions with, nonconsolidated entities are accounted for at fair value, in the same manner as our other financial instruments, except in cases where we exert significant influence over an entity and apply the equity method of accounting.

The following table sets forth where a discussion of these and other off-balance-sheet arrangements may be found in this Annual Report:

TYPE OF OFF-BALANCE-SHEET ARRANGEMENT	DISCLOSURE IN ANNUAL REPORT
Retained interests or contingent interests in assets transferred by us to nonconsolidated entities	See Note 3 to the consolidated financial statements.
Other obligations, including contingent obligations, arising out of variable interests we have in nonconsolidated entities	See Note 3 to the consolidated financial statements.
Derivative contracts	See "—Critical Accounting Policies" included above and "—Risk Management" included below and Note 3 to the consolidated financial statements.
Nonderivative guarantees	See Note 6 to the consolidated financial statements.
Leases, letters of credit, and loans and other commitments	See "—Capital and Funding" included below and Note 6 to the consolidated financial statements.

In addition, see Note 2 to the consolidated financial statements for a discussion of our consolidation policies.

Capital and Funding

CAPITAL

The amount of capital we hold is principally determined by subsidiary capital requirements, regulatory and rating agency guidelines, and our overall risk profile, which is largely driven by the size and composition of our trading and investment positions. Goldman Sachs' total capital (shareholders' equity and long-term borrowings) increased 34% to $105.78 billion as of November 2004 compared with $79.11 billion as of November 2003. See "—Risk Management—Liquidity Risk—Cash Flows" included below, for a discussion of how we deployed capital raised as part of our financing activities.

The increase in total capital resulted primarily from an increase in long-term borrowings to $80.70 billion as of November 2004 from $57.48 billion as of November 2003. The weighted average maturity of our long-term borrowings as of November 2004 was approximately 7 years. We swap a substantial portion of our long-term borrowings into U.S. dollar obligations with short-term floating interest rates in order to minimize our exposure to interest rates and foreign exchange movements. See Note 5 to the consolidated financial statements for further information regarding our long-term borrowings.

Over the past several years, our ratio of long-term borrowings to shareholders' equity has been increasing. The growth in our long-term borrowings has been driven primarily by (i) the need to increase total capital in response to opportunities in our trading and investing businesses and (ii) in light of the favorable debt financing environment, our ability to replace a portion of our short-term borrowings with long-term borrowings and pre-fund near-term refinancing requirements.

Shareholders' equity increased by 16% to $25.08 billion as of November 2004 from $21.63 billion as of November 2003. During 2004, we repurchased 18.7 million shares of our common stock. In addition, to satisfy minimum statutory employee tax withholding requirements related to the delivery of shares underlying restricted stock units, we cancelled 9.1 million restricted stock units at an average price of $95.20 per unit in 2004.

Our repurchase program is intended to substantially offset increases in share count over time resulting from employee equity-based compensation and to help maintain our shareholders' equity at appropriate levels. The repurchase program has been effected primarily through regular open-market purchases, the sizes of which have been and will continue to be influenced by, among other factors, prevailing prices and market conditions. The average price paid per share for repurchased shares was $96.29 and $76.83 for the years ended November 2004 and November 2003, respectively. As of November 2004, we were authorized to repurchase up to 6.4 million additional shares of stock pursuant to our repurchase program. On January 25, 2005, the Board of Directors of Goldman Sachs authorized the repurchase of an additional 40.0 million shares of common stock. For additional information on our repurchase program, see "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities" in Part II, Item 5 of the Annual Report on Form 10-K.

The following table sets forth information on our assets, shareholders' equity, leverage ratios and book value per share:

($ IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	AS OF NOVEMBER	
	2004	2003
Total assets	$531,379	$403,799
Adjusted assets[1]	347,082	273,941
Shareholders' equity	25,079	21,632
Tangible shareholders' equity[2]	20,208	16,650
Tangible equity capital[2]	22,958	16,650
Leverage ratio[3]	21.2x	18.7x
Adjusted leverage ratio[4]	15.1x	16.5x
Debt to equity ratio[5]	3.2x	2.7x
Book value per share[6]	$ 50.77	$ 43.60
Tangible book value per share[7]	40.91	33.56

[1] Adjusted assets excludes (i) low-risk collateralized assets generally associated with our matched book and securities lending businesses (which we calculate by adding our securities purchased under agreements to resell and securities borrowed, and then subtracting our nonderivative short positions), (ii) cash and securities we segregate in compliance with regulations and (iii) goodwill and identifiable intangible assets.

The following table sets forth a reconciliation of total assets to adjusted assets:

(IN MILLIONS)	AS OF NOVEMBER	
	2004	2003
Total assets	$531,379	$403,799
Deduct: Securities purchased under agreements to resell	(44,257)	(26,856)
Securities borrowed	(155,086)	(129,118)
Add: *Financial instruments sold, but not yet purchased, at fair value*	132,097	102,699
Less derivatives	(64,001)	(41,886)
Subtotal	68,096	60,813
Deduct: Cash and securities segregated in compliance with U.S. federal and other regulations	(48,179)	(29,715)
Goodwill and identifiable intangible assets	(4,871)	(4,982)
Adjusted assets	$347,082	$273,941

[2] Tangible shareholders' equity equals total shareholders' equity less goodwill and identifiable intangible assets. Tangible equity capital includes tangible shareholders' equity and junior subordinated debt issued to a trust. We consider junior subordinated debt issued to a trust to be a component of our tangible equity capital base due to the inherent characteristics of these securities, including the long-term nature of the securities, our ability to defer coupon interest for up to ten consecutive semiannual periods and the subordinated nature of the obligations in our capital structure.

The following table sets forth a reconciliation of shareholders' equity to tangible shareholders' equity and tangible equity capital:

(IN MILLIONS)	AS OF NOVEMBER	
	2004	2003
Shareholders' equity	$25,079	$21,632
Deduct: Goodwill and identifiable intangible assets	(4,871)	(4,982)
Tangible shareholders' equity	$20,208	$16,650
Add: Junior subordinated debt issued to a trust	2,750	—
Tangible equity capital	$22,958	$16,650

[3] Leverage ratio equals total assets divided by shareholders' equity.

[4] Adjusted leverage ratio equals adjusted assets divided by tangible equity capital. We believe that the adjusted leverage ratio is a more meaningful measure of our capital adequacy because it excludes certain low-risk collateralized assets that are generally supported with little or no capital and reflects the tangible equity capital deployed in our businesses.

[5] Debt to equity ratio equals long-term borrowings divided by shareholders' equity.

[6] Book value per share is based on common shares outstanding, including restricted stock units granted to employees with no future service requirements, of 494.0 million as of November 2004 and 496.1 million as of November 2003.

[7] Tangible book value per share is computed by dividing tangible shareholders' equity by the number of common shares outstanding, including restricted stock units granted to employees with no future service requirements.

SHORT-TERM BORROWINGS

Goldman Sachs obtains secured and unsecured short-term borrowings primarily through issuance of promissory notes, commercial paper and bank loans. Short-term borrowings also include the portion of long-term borrowings maturing within one year and certain long-term borrowings that may be redeemable within one year at the option of the holder.

The following table sets forth our short-term borrowings by product:

SHORT-TERM BORROWINGS

(IN MILLIONS)	AS OF NOVEMBER 2004	AS OF NOVEMBER 2003
Promissory notes	$19,513	$24,119
Commercial paper	4,355	4,767
Bank loans and other	13,474	8,183
Current portion of long-term borrowings	17,617	7,133
Total	$54,959	$44,202

Our liquidity depends to an important degree on our ability to refinance these borrowings on a continuous basis. Investors who hold our outstanding promissory notes (short-term unsecured debt that is nontransferable and in which Goldman Sachs does not make a market) and commercial paper have no obligation to purchase new instruments when the outstanding instruments mature.

The following table sets forth our secured and unsecured short-term borrowings:

(IN MILLIONS)	AS OF NOVEMBER 2004	AS OF NOVEMBER 2003
Secured short-term borrowings	$ 8,558	$ 3,321
Unsecured short-term borrowings	46,401	40,881
Total short-term borrowings	$54,959	$44,202

Our secured short-term borrowings provide Goldman Sachs with a more stable source of liquidity, as these borrowings are less sensitive to changes in our credit ratings than our unsecured short-term borrowings, due to the underlying collateral. See "—Risk Management—Liquidity Risk" included below for a discussion of the principal liquidity policies we have in place to manage the liquidity risk associated with our short-term borrowings. For a discussion of factors that could impair our ability to access these and other markets, see "—Certain Factors That May Affect Our Business" included above. See Note 4 to the consolidated financial statements for further information regarding our short-term borrowings.

CREDIT RATINGS

We rely upon the short-term and long-term debt capital markets to fund a significant portion of our day-to-day operations. The cost and availability of debt financing is influenced by our credit ratings. Credit ratings are important when we are competing in certain markets and when we seek to engage in longer term transactions, including OTC derivatives. We believe our credit ratings are primarily based on the credit rating agencies' assessment of our liquidity, market and credit risk management practices, the level and variability of our earnings, our franchise, reputation and management, our capital base, our corporate governance and the external operating environment. See "—Certain Factors That May Affect Our Business" included above for a discussion of the risks associated with a reduction in our credit ratings.

The following table sets forth our unsecured credit ratings as of November 2004:

	SHORT-TERM DEBT	LONG-TERM DEBT
Dominion Bond Rating Service Limited	R-1 (middle)	A (high)
Fitch, Inc.	F1+	AA-
Moody's Investors Service	P-1	Aa3
Standard & Poor's	A-1	A+

As of November 2004, collateral or termination payments pursuant to bilateral agreements with certain counterparties of approximately $379 million could have been required in the event of a one-level reduction in our long-term credit ratings. In evaluating our liquidity requirements, we consider additional collateral or termination payments that could be required in the event of further reductions in our long-term credit ratings, as well as collateral that has not been called by counterparties, but is available to them. For a further discussion of our excess liquidity policies, see "—Risk Management—Liquidity Risk—Excess Liquidity—Maintenance of a Pool of Highly Liquid Securities" included below.

CONTRACTUAL OBLIGATIONS AND CONTINGENT COMMITMENTS

Goldman Sachs has contractual obligations to make future payments under long-term debt and long-term noncancelable lease agreements and has contingent commitments under a variety of commercial arrangements.

The following table sets forth our contractual obligations as of November 2004:

CONTRACTUAL OBLIGATIONS

(IN MILLIONS)	2005	2006-2007	2008-2009	2010-THEREAFTER	TOTAL
Long-term borrowings by contract maturity[1][2]	$ —	$21,371	$20,982	$38,343	$80,696
Minimum rental payments	359	676	600	1,884	3,519

[1] *Long-term borrowings maturing within one year and certain long-term borrowings that may be redeemable within one year at the option of the holder are included as short-term borrowings in the consolidated statements of financial condition.*

[2] Long-term borrowings repayable at the option of Goldman Sachs are reflected at their contractual maturity dates. Certain long-term borrowings that may be redeemable prior to maturity at the option of the holder are reflected at the dates such options become exercisable.

The following table sets forth our quarterly long-term borrowings maturity profile through fiscal year 2010:


LONG-TERM BORROWINGS MATURITY PROFILE
FISCAL YEARS 2006 THROUGH 2010
($ IN MILLIONS)
6,000
5,000
4,000
3,000
2,000
1,000
0
1Q 2006
2Q 2006
3Q 2006
4Q 2006
1Q 2007
2Q 2007
3Q 2007
4Q 2007
1Q 2008
2Q 2008
3Q 2008
4Q 2008
1Q 2009
2Q 2009
3Q 2009
4Q 2009
1Q 2010
2Q 2010
3Q 2010
4Q 2010
FISCAL QUARTERS

As of November 2004, our long-term borrowings were $80.70 billion and consisted principally of senior borrowings with maturities extending to 2034. These long-term borrowings consisted of $12.09 billion in secured long-term borrowings and $68.61 billion in unsecured long-term borrowings. As of November 2004, long-term borrowings included nonrecourse debt of $12.05 billion, consisting of $5.14 billion issued by William Street Funding Corporation (a wholly owned subsidiary of Group Inc. formed to raise funding to support loan commitments to investment-grade clients made by another wholly owned William Street entity), $978 million issued by our consolidated power plant operations and $5.93 billion issued by other consolidated entities. Nonrecourse debt is debt that Group Inc. is not directly or indirectly obligated to repay. See Note 3 and Note 5 to the consolidated financial statements for further information regarding VIEs and our long-term borrowings, respectively.

As of November 2004, our future minimum rental payments, net of minimum sublease rentals, under noncancelable leases were $3.52 billion. These lease commitments, principally for office space, expire on various dates through 2029. Certain agreements are subject to periodic escalation provisions for increases in real estate taxes and other charges.

Our occupancy expenses include costs associated with office space held in excess of our current requirements. This excess space, the cost of which is charged to earnings as incurred, is being held for potential growth or to replace currently occupied space that we may exit in the future. We continually evaluate our current and future space capacity in relation to current and projected staffing levels. In 2004, we reduced our global office space and incurred exit costs of $41 million (included in occupancy and depreciation and amortization expenses). We may incur additional exit costs in 2005 and thereafter to the extent we (i) further reduce our capacity or (ii) commit to new properties in the locations in which we operate and, consequently, dispose of existing space that had been held for potential growth. Such exit costs may be material to our results of operations in a given period.

The following table sets forth our contingent commitments as of November 2004:

CONTINGENT COMMITMENTS

	COMMITMENT AMOUNT BY PERIOD OF EXPIRATION				
(IN MILLIONS)	2005	2006-2007	2008-2009	2010-THEREAFTER	TOTAL
Commitments to extend credit	$10,746	$5,245	$7,845	$3,880	$27,716
Commitments under letters of credit issued by banks to counterparties	11,102	40	—	9	11,151
Other commercial commitments[1]	554	395	6	432	1,387
Total	$22,402	$5,680	$7,851	$4,321	$40,254

[1] Includes our corporate and real estate investment fund commitments, construction-related obligations and other purchase commitments.

Our commitments to extend credit are agreements to lend to counterparties that have fixed termination dates and are contingent on all conditions to borrowing set forth in the contract having been met. Since these commitments may expire unused, the total commitment amount does not necessarily reflect the actual future cash flow requirements. As of November 2004, $9.40 billion of our outstanding commitments to extend credit have been issued through the William Street credit extension program. Substantially all of the credit risk associated with these commitments has been covered by credit loss protection provided by SMFG. We have also hedged the credit risk of certain non-William Street commitments using a variety of other financial instruments.

As of November 2004, we had commitments to enter into forward secured financing transactions, including certain repurchase and resale agreements and secured borrowing and lending arrangements, of $48.32 billion.

See Note 6 to the consolidated financial statements for further information regarding our commitments, contingencies and guarantees.

Regulated Subsidiaries

Many of our principal subsidiaries are subject to extensive regulation in the United States and elsewhere. Goldman, Sachs & Co. and Goldman Sachs Execution & Clearing, L.P.[1] are registered U.S. broker-dealers and futures commissions merchants, and their primary regulators include the Securities and Exchange Commission (SEC), the Commodity Futures Trading Commission, the Chicago Board of Trade, the NYSE, the National Association of Securities Dealers, Inc. and the National Futures Association. Goldman Sachs International, a registered U.K. broker-dealer, is subject to regulation primarily by the Financial Services Authority. Goldman Sachs (Japan) Ltd., a Tokyo-based broker-dealer, is subject to regulation by the Financial Services Agency, the Tokyo Stock Exchange, the Osaka Securities Exchange, The Tokyo International Financial Futures Exchange and the Japan Securities Dealers Association. Several other subsidiaries of Goldman Sachs are regulated by securities, investment advisory, banking, and other regulators and authorities around the world, such as the Federal Financial Supervisory Authority (BaFin) and the Bundesbank in Germany, the Autorité des Marchés Financiers and Banque de France in France, Banca d'Italia and the Commissione Nazionale per le Società e la Borsa (CONSOB) in Italy, the Swiss Federal Banking Commission, the Securities and Futures Commission in Hong Kong and the Monetary Authority of Singapore. See Note 14 to the consolidated financial statements for further information regarding our regulated subsidiaries. For a discussion of our potential inability to access funds from our regulated entities, see "—Risk Management—Liquidity Risk—Intercompany Funding" included below.

The Financial Groups Directive (Directive 2002/87/EC of the European Parliament and of the Council) introduced certain changes to the way in which financial conglomerates and other financial services organizations operating in Europe will be regulated, with the changes to be implemented by member states for fiscal years beginning in 2005. These changes will cause activities that are currently conducted in unregulated entities to become subject to certain forms of regulation, including consolidated supervision and capital adequacy requirements. Our efforts to comply with the directive involve applying to be subject to the consolidated supervised entity rules described below.

The SEC has adopted rule amendments that establish alternative net capital requirements for broker-dealers that are part of a consolidated supervised entity. As a condition to its use of the alternative method, a broker-dealer's ultimate holding company and affiliates (referred to collectively as a consolidated supervised entity or CSE) must consent to group-wide supervision and examination by the SEC. Goldman, Sachs & Co. anticipates applying for permission to use this alternative method. We expect that doing so will enable us to comply with the requirements of the Financial Groups Directive described above. On becoming subject to the SEC's group-wide supervision, Goldman Sachs will be required to report to the SEC computations of our capital adequacy.

[1] Group Inc. renamed Spear, Leeds & Kellogg, L.P., Goldman Sachs Execution & Clearing, L.P., effective January 14, 2005.

Risk Management

Management believes that effective risk management is of primary importance to the success of Goldman Sachs. Accordingly, we have a comprehensive risk management process to monitor, evaluate and manage the principal risks we assume in conducting our activities. These risks include market, credit, liquidity, operational, legal and reputational exposures.

RISK MANAGEMENT STRUCTURE

Goldman Sachs seeks to monitor and control its risk exposure through a variety of separate but complementary financial, credit, operational and legal reporting systems. In addition, a number of committees are responsible for monitoring risk exposures and for general oversight of our risk management process. These committees, whose responsibilities are described below, meet regularly and consist of senior members of both our revenue-producing units and departments that are independent of our revenue-producing units.

MANAGEMENT COMMITTEE – All risk control functions ultimately report to our Management Committee. Through both direct and delegated authority, the Management Committee approves all of our operating activities, trading risk parameters and customer review guidelines.

RISK COMMITTEES – The Firmwide Risk Committee reviews the activities of existing businesses, approves new businesses and products, approves firmwide and divisional market risk limits, reviews business unit market risk limits, approves market risk limits for selected emerging markets and business units, approves sovereign credit risk limits and credit risk limits by ratings group, and reviews scenario analyses based on abnormal or "catastrophic" market movements.

The Divisional Risk Committee sets market risk limits, subject to overall firmwide risk limits, for both FICC and Equities based on a number of measures, including Value-at-Risk (VaR) and scenario analyses. In our asset management business, the Control Oversight Committee, the Investment Policy Group and the Valuation Committee oversee various operational, credit, valuation and business practice issues.

BUSINESS PRACTICES COMMITTEE – The Business Practices Committee assists senior management in its oversight of compliance and operational risks and related reputational concerns. The committee also reviews the firm's policies, practices and procedures for consistency with our business principles. The committee makes recommendations for improvements in these areas so as to mitigate potential risks and to assist in enhancing adherence to our business principles.

CAPITAL COMMITTEE – The Capital Committee reviews and approves transactions involving commitments of our capital. Such capital commitments include extensions of credit, alternative liquidity commitments, certain bond underwritings, certain distressed debt and principal finance activities and certain equity-linked structured products. The Capital Committee is also responsible for ensuring that business and reputational standards for capital commitments are maintained on a global basis.

COMMITMENTS COMMITTEE – The Commitments Committee reviews and approves underwriting and distribution activities and sets and maintains policies and procedures designed to ensure that legal, reputational, regulatory and business standards are maintained in conjunction with these activities. In addition to reviewing specific transactions, the Commitments Committee periodically conducts strategic reviews of industry sectors and products and establishes policies in connection with transaction practices.

CREDIT POLICY COMMITTEE – The Credit Policy Committee establishes and reviews broad credit policies and parameters that are implemented by the Credit Department.

FINANCE COMMITTEE – The Finance Committee establishes and ensures compliance with our liquidity policies, sets certain inventory position limits and has oversight responsibility for liquidity risk, the size and composition of our balance sheet, our capital base and our credit ratings. The Finance Committee regularly reviews our funding position and capitalization and makes adjustments in light of current events, risks and exposures.

OPERATIONAL RISK COMMITTEE – The Operational Risk Committee provides oversight of the ongoing development and implementation of our operational risk policies, framework and methodologies, and monitors the effectiveness of operational risk management.

STRUCTURED PRODUCTS COMMITTEE – The Structured Products Committee reviews and approves structured product transactions with our clients that raise legal, regulatory, tax or accounting issues or present reputational risk to Goldman Sachs.

Segregation of duties and management oversight are fundamental elements of our risk management process. In addition to the committees described above, departments that are independent of the revenue-producing units, such as Compliance, Finance, Legal, Management Controls (Internal Audit) and Operations, in part perform risk management functions, which include monitoring, analyzing and evaluating risk.

Business unit risk limits are established by the various risk committees and may be further allocated by the business unit managers to individual trading desks. Trading desk managers have the first line of responsibility for managing risk within prescribed limits. These managers have in-depth knowledge of the primary sources of risk in their individual markets and the instruments available to hedge their exposures.

Market risk limits are monitored on a daily basis by the Finance Division, and are reviewed regularly by the appropriate risk committee. Limit violations are reported to the appropriate risk committee and the appropriate business unit managers. Selected business unit inventory position limits are also monitored by the Finance Division and position limit violations are reported to the appropriate business unit managers and the Finance Committee.

MARKET RISK

The potential for changes in the market value of our trading and investing positions is referred to as market risk. Such positions result from market-making, specialist and proprietary trading, investing and underwriting activities.

Categories of market risk include exposures to interest rates, equity prices, currency rates and commodity prices. A description of each market risk category is set forth below:

- Interest rate risks primarily result from exposures to changes in the level, slope and curvature of the yield curve, the volatility of interest rates, mortgage prepayment speeds and credit spreads.

- Equity price risks result from exposures to changes in prices and volatilities of individual equities, equity baskets and equity indices.

- Currency rate risks result from exposures to changes in spot prices, forward prices and volatilities of currency rates.

- Commodity price risks result from exposures to changes in spot prices, forward prices and volatilities of commodities, such as electricity, natural gas, crude oil, petroleum products, and precious and base metals.

We seek to manage these risks through diversifying exposures, controlling position sizes and establishing hedges in related securities or derivatives. For example, we may hedge a portfolio of common stocks by taking an offsetting position in a related equity-index futures contract. The ability to manage an exposure may, however, be limited by adverse changes in the liquidity of the security or the related hedge instrument and in the correlation of price movements between the security and related hedge instrument.

In addition to applying business judgment, senior management uses a number of quantitative tools to manage our exposure to market risk. These tools include:

- risk limits based on a summary measure of market risk exposure referred to as VaR;
- scenario analyses, stress tests and other analytical tools that measure the potential effects on our trading net revenues of various market events, including, but not limited to, a large widening of credit spreads, a substantial decline in equity markets and significant moves in selected emerging markets; and
- inventory position limits for selected business units.

VaR

VaR is the potential loss in value of Goldman Sachs' trading positions due to adverse market movements over a defined time horizon with a specified confidence level.

For the VaR numbers reported below, a one-day time horizon and a 95% confidence level were used. This means that there is a 1 in 20 chance that daily trading net revenues will fall below the expected daily trading net revenues by an amount at least as large as the reported VaR. Thus, shortfalls from expected trading net revenues on a single trading day greater than the reported VaR would be anticipated to occur, on average, about once a month. Shortfalls on a single day can exceed reported VaR by significant amounts. Shortfalls can also accumulate over a longer time horizon such as a number of consecutive trading days.

The VaR numbers below are shown separately for interest rate, equity, currency and commodity products, as well as for our overall trading positions. The VaR numbers in each risk category include the underlying product positions and related hedges that may include positions in other product areas. For example, the hedge of a foreign exchange forward may include an interest rate futures position, and the hedge of a long corporate bond position may include a short position in the related equity.

The modeling of the risk characteristics of our trading positions involves a number of assumptions and approximations. While management believes that these assumptions and approximations are reasonable, there is no uniform industry methodology for estimating VaR, and different assumptions and/or approximations could produce materially different VaR estimates.

We use historical data to estimate our VaR and, to better reflect current asset volatilities, we generally weight historical data to give greater importance to more recent observations. Given its reliance on historical data, VaR is most effective in estimating risk exposures in markets in which there are no sudden fundamental changes or shifts in market conditions. An inherent limitation of VaR is that the distribution of past changes in market risk factors may not produce accurate predictions of future market risk. Different VaR methodologies and distributional assumptions could produce a materially different VaR. Moreover, VaR calculated for a one-day time horizon does not fully capture the market risk of positions that cannot be liquidated or offset with hedges within one day. Changes in VaR between reporting periods are generally due to changes in levels of exposure, volatilities and/or correlations among asset classes.

The following tables set forth the daily trading VaR:

AVERAGE DAILY VaR[1][2]

(IN MILLIONS)	YEAR ENDED NOVEMBER		
RISK CATEGORIES	2004	2003	2002
Interest rates	$ 36	$ 38	$ 34
Equity prices	32	27	22
Currency rates	20	18	16
Commodity prices	20	18	12
Diversification effect[3]	(41)	(43)	(38)
Firmwide	$ 67	$ 58	$ 46

[1] During the fourth quarter of 2003, we made certain changes to our model for calculating VaR. The effect of these changes was not material and, accordingly, prior periods have not been adjusted.

[2] During the second quarter of 2004, we began to exclude from our calculation distressed asset portfolios in FICC that cannot be properly measured in VaR. The effect of excluding these portfolios was not material to prior periods and, accordingly, such periods have not been adjusted. For a further discussion of the market risk associated with these portfolios, see "–Distressed Asset Portfolios" below.

[3] Equals the difference between firmwide VaR and the sum of the VaRs for the four risk categories. This effect arises because the four market risk categories are not perfectly correlated.

Our average daily VaR increased to $67 million in 2004 from $58 million in 2003. The increase was primarily due to higher levels of exposure to equity prices, currency rates and commodity prices, partially offset by reduced exposures to interest rates, as well as reduced volatilities, particularly in interest rate and equity assets. The increase in average daily VaR to $58 million in 2003 from $46 million in 2002 was due to higher levels of exposure in all product categories, partially offset by reduced volatilities, particularly in equity assets.

DAILY VaR[1]

(IN MILLIONS)	AS OF NOVEMBER		YEAR ENDED NOVEMBER 2004	
RISK CATEGORIES	2004	2003	HIGH	LOW
Interest rates	$ 28	$ 35	$64	$24
Equity prices	25	33	45	18
Currency rates	18	24	31	6
Commodity prices	35	11	36	11
Diversification effect[2]	(40)	(40)		
Firmwide	$ 66	$ 63	88	49

[1] During the second quarter of 2004, we began to exclude from our calculation distressed asset portfolios in FICC that cannot be properly measured in VaR. The effect of excluding these portfolios was not material to prior periods and, accordingly, such periods have not been adjusted. For a further discussion of the market risk associated with these portfolios, see "–Distressed Asset Portfolios" below.

[2] Equals the difference between firmwide VaR and the sum of the VaRs for the four risk categories. This effect arises because the four market risk categories are not perfectly correlated.

Our daily VaR increased to $66 million as of November 2004 from $63 million as of November 2003. The increase was primarily due to higher levels of exposure to commodity prices, partially offset by reduced exposure to currency rates and equity prices, as well as reduced volatilities, particularly in interest rate and equity assets.

The following chart presents our daily trading VaR during 2004:


DAILY VaR
($ IN MILLIONS)
DAILY VaR
100
90
80
70
60
50
40
30
20
10
0
FIRST QUARTER 2004
SECOND QUARTER 2004
THIRD QUARTER 2004
FOURTH QUARTER 2004

Trading Net Revenues Distribution

Substantially all of our inventory positions are marked-to-market on a daily basis and changes are recorded in net revenues. The following chart sets forth the frequency distribution of our daily trading net revenues for substantially all inventory positions included in VaR for the year ended November 2004:


DAILY TRADING NET REVENUES
($ IN MILLIONS)
NUMBER OF DAYS
9
26
73
48
40
30
18
14
<(20)
(20)-0
0-20
20-40
40-60
60-80
80-100
>100
DAILY TRADING NET REVENUES

As part of our overall risk control process, daily trading net revenues are compared with VaR calculated as of the end of the prior business day. Trading losses incurred on a single day exceeded our 95% one-day VaR on one occasion during 2004.

Distressed Asset Portfolios

The market risk associated with distressed asset portfolios in FICC that cannot be properly measured in VaR (primarily due to inadequate historical data on the underlying assets in the aggregate) is measured based on a potential 10% decline in the asset value of such portfolios. The market values of the underlying distressed asset positions are sensitive to changes in a number of factors, including discount rates and the projected timing and amount of future cash flows. As of November 2004, the potential impact of a 10% decline in the asset value of these portfolios was $416 million compared with $228 million as of November 2003.

Nontrading Risk

SMFG – The market risk of our investment in the convertible preferred stock of SMFG is measured using a sensitivity analysis that estimates the potential reduction in our net revenues associated with a 10% decline in the SMFG common stock price. As of November 2004, the sensitivity of our investment to a 10% decline in the SMFG common stock price was $236 million compared with $75 million as of November 2003. The change is primarily due to an increase in the SMFG common stock price and the passage of time in respect of the transfer restrictions on the underlying common stock. This sensitivity should not be extrapolated to other movements in the SMFG common stock price, as the relationship between the fair value of our investment and the SMFG common stock price is nonlinear.

OTHER PRINCIPAL INVESTMENTS – The market risk for financial instruments in our nontrading portfolio, including our merchant banking investments but excluding our investment in the convertible preferred stock of SMFG, is measured using a sensitivity analysis that estimates the potential reduction in our net revenues associated with a 10% decline in equity markets. This sensitivity analysis is based on certain assumptions regarding the relationship between changes in stock price indices and changes in the fair value of the individual financial instruments in our nontrading portfolio. Different assumptions could produce materially different risk estimates. As of November 2004, the sensitivity of our nontrading portfolio (excluding our investment in the convertible preferred stock of SMFG) to a 10% equity market decline was $118 million compared with $104 million as of November 2003, primarily reflecting an increase in the carrying value of our public principal investments.

CREDIT RISK

Credit risk represents the loss that we would incur if a counterparty or an issuer of securities or other instruments we hold fails to perform under its contractual obligations to us. To reduce our credit exposures, we seek to enter into netting agreements with counterparties that permit us to offset receivables and payables with such counterparties. In addition, we attempt to further reduce credit risk with certain counterparties by entering into agreements that enable us to obtain collateral from a counterparty or to terminate or reset the terms of transactions after specified time periods or upon the occurrence of credit-related events, by seeking third-party guarantees of the counterparty's obligations, and through the use of credit derivatives and other structures and techniques.

For most businesses, counterparty credit limits are established by the Credit Department, which is independent of the revenue-producing departments, based on guidelines set by the Firmwide Risk Committee and the Credit Policy Committee. For most products, we measure and limit credit exposures by reference to both current and potential exposure. We typically measure potential exposure based on projected worst-case market movements over the life of a transaction within a 95% confidence interval. For collateralized transactions, we also evaluate potential exposure over a shorter collection period, and give effect to the value of collateral received. We further seek to measure credit exposure through the use of scenario analyses, stress tests and other quantitative tools. Our global credit management systems monitor current and potential credit exposure to individual counterparties and on an aggregate basis to counterparties and their affiliates. The systems also provide management, including the Firmwide Risk and Credit Policy Committees, with information regarding overall credit risk by product, industry sector, country and region.

As of both November 2004 and November 2003, we held U.S. government and federal agency obligations that represented 5% and 6% of our total assets, respectively. In addition, most of our securities purchased under agreements to resell are collateralized by U.S. government, federal agency and other sovereign obligations. As of November 2004 and November 2003, we did not have credit exposure to any other counterparty that exceeded 5% of our total assets. However, over the past several years, the amount and duration of our credit exposures have been increasing, due to, among other factors, the growth of our lending and OTC derivatives activities. A further discussion of our derivative activities follows below.

DERIVATIVES

Derivative contracts are instruments, such as futures, forwards, swaps or option contracts, which derive their value from underlying assets, indices, reference rates or a combination of these factors. Derivative instruments may be privately negotiated contracts, which are often referred to as OTC derivatives, or they may be listed and traded on an exchange.

Substantially all of our derivative transactions are entered into for trading purposes, in order to facilitate customer transactions, to take proprietary positions or as a means of risk management. In addition to derivative transactions entered into for trading purposes, we enter into derivative contracts to hedge our net investment in non-U.S. operations and to manage the interest rate and currency exposure on our long-term borrowings and certain short-term borrowings.

Derivatives are used in many of our businesses, and we believe that the associated market risk can only be understood relative to the underlying assets or risks being hedged, or as part of a broader trading strategy. Accordingly, the market risk of derivative positions is managed with all of our other nonderivative market risk.

Fair values of our derivative contracts reflect cash paid or received pursuant to credit support agreements and are reported on a net-by-counterparty basis in our consolidated statements of financial condition when management believes a legal right of setoff exists under an enforceable netting agreement. For an OTC derivative, our credit exposure is directly with our counterparty and continues until the maturity or termination of such contract.

The following table sets forth the distribution, by credit rating, of substantially all of our exposure with respect to OTC derivatives as of November 2004, after taking into consideration the effect of netting agreements. The categories shown reflect our internally determined public rating agency equivalents.

OVER-THE-COUNTER DERIVATIVE CREDIT EXPOSURE

($ IN MILLIONS)

CREDIT RATING EQUIVALENT	EXPOSURE[1]	COLLATERAL HELD	EXPOSURE NET OF COLLATERAL	PERCENTAGE OF TOTAL EXPOSURE NET OF COLLATERAL
AAA/Aaa	$ 4,700	$ 136	$ 4,564	9%
AA/Aa2	13,553	1,467	12,086	25
A/A2	19,133	2,000	17,133	36
BBB/Baa2	10,362	2,257	8,105	17
BB/Ba2 or lower	8,464	2,640	5,824	12
Unrated	819	475	344	1
Total	$57,031	$8,975	$48,056	100%

(1) Reflects cash received pursuant to credit support agreements.

The following tables set forth our OTC derivative credit exposure, net of collateral, by remaining contractual maturity:

EXPOSURE NET OF COLLATERAL

(IN MILLIONS)

CREDIT RATING EQUIVALENT	0–6 MONTHS	6–12 MONTHS	1–5 YEARS	5–10 YEARS	10 YEARS OR GREATER	TOTAL[1]
AAA/Aaa	$ 1,458	$ 328	$ 1,309	$ 830	$ 639	$ 4,564
AA/Aa2	3,365	851	3,587	2,324	1,959	12,086
A/A2	4,348	859	2,533	1,091	8,302	17,133
BBB/Baa2	1,782	800	3,020	1,552	951	8,105
BB/Ba2 or lower	2,151	467	2,027	809	370	5,824
Unrated	212	35	11	1	85	344
Total	$13,316	$3,340	$12,487	$6,607	$12,306	$48,056

CONTRACT TYPE	0–6 MONTHS	6–12 MONTHS	1–5 YEARS	5–10 YEARS	10 YEARS OR GREATER	TOTAL[1]
Interest rates	$ 1,296	$ 360	$ 4,166	$3,582	$11,626	$21,030
Currencies	8,260	1,364	3,273	2,094	594	15,585
Commodities	2,628	1,033	4,688	825	85	9,259
Equities	1,132	583	360	106	1	2,182
Total	$13,316	$3,340	$12,487	$6,607	$12,306	$48,056

[1] Where we have obtained collateral from a counterparty under a master trading agreement that covers multiple products and transactions, we have allocated the collateral ratably based on exposure before giving effect to such collateral.

Derivative transactions may also involve legal risks including, among other risks, that they are not authorized or appropriate for a counterparty, that documentation has not been properly executed or that executed agreements may not be enforceable against the counterparty. We attempt to minimize these risks by obtaining advice of counsel on the enforceability of agreements as well as on the authority of a counterparty to effect the derivative transaction.

LIQUIDITY RISK

Liquidity is of critical importance to companies in the financial services sector. Most failures of financial institutions have occurred in large part due to insufficient liquidity resulting from adverse circumstances. Accordingly, Goldman Sachs has in place a comprehensive set of liquidity and funding policies that are intended to maintain significant flexibility to address both firm-specific and broader industry or market liquidity events. Our principal objective is to be able to fund Goldman Sachs and to enable our core businesses to continue to generate revenue even under adverse circumstances.

Management has implemented a number of policies according to the following liquidity risk management framework:

- EXCESS LIQUIDITY – maintain substantial excess liquidity to meet a broad range of potential cash outflows in a stressed environment including financing obligations.
- ASSET-LIABILITY MANAGEMENT – ensure we fund our assets with the appropriate financing.
- INTERCOMPANY FUNDING – maintain parent company liquidity and manage the distribution of liquidity across the group structure.
- CRISIS PLANNING – ensure all funding and liquidity management is based on stress-scenario planning and feeds into our liquidity crisis plan.

Excess Liquidity

MAINTENANCE OF A POOL OF HIGHLY LIQUID SECURITIES – Our most important liquidity policy is to pre-fund what we estimate will be our likely cash needs during a liquidity crisis and hold such excess liquidity in the form of unencumbered, highly liquid securities that may be sold or pledged to provide same-day liquidity. This "Global Core Excess" liquidity is intended to allow us to meet immediate obligations without needing to sell other assets or depend on additional funding from credit-sensitive markets. We believe that this pre-funded pool of excess liquidity provides us with a resilient source of funds and gives us significant flexibility in managing through a difficult funding environment. Our Global Core Excess reflects the following principles:

- Focus must be maintained on all potential cash outflows, not just disruptions to financing flows. Goldman Sachs' businesses are diverse, and its cash needs are driven by many factors, including market movements, collateral requirements and client commitments, all of which can change dramatically in a difficult funding environment.

- During a liquidity crisis, credit-sensitive funding, including unsecured debt and some types of secured financing agreements, may be unavailable and the terms or availability of other types of secured financing may change.
- As a result of our policy to pre-fund liquidity that we estimate may be needed in a crisis, we hold more unencumbered securities and larger unsecured debt balances than our businesses would otherwise require. We believe that the firm's liquidity is stronger with greater balances of highly liquid unencumbered securities, even though it increases our unsecured liabilities.
- The first days or weeks of a liquidity crisis are the most critical to a company's survival.

The loan value (the estimated amount of cash that would be advanced by counterparties against these securities) of our Global Core Excess averaged $41.99 billion in 2004 and $38.46 billion in 2003.

The following table sets forth the average loan value of our Global Core Excess:

	YEAR ENDED NOVEMBER	
(IN MILLIONS)	2004	2003
U.S. dollar-denominated	$33,858	$32,223
Non-U.S. dollar-denominated	8,135	6,234
Total Global Core Excess	$41,993	$38,457

The U.S. dollar-denominated excess includes only overnight cash deposits and unencumbered U.S. government and agency securities and highly liquid mortgage securities, all of which are Federal Reserve repo-eligible. Our non-U.S. dollar-denominated excess includes only unencumbered French, German, United Kingdom and Japanese government bonds and non-U.S. dollar overnight cash deposits. We strictly limit our Global Core Excess to this narrowly defined list of securities and cash which we believe are highly liquid, even in a difficult funding environment.

The majority of our Global Core Excess is structured such that it is available to meet the liquidity requirements of our parent company, Group Inc., and all of its subsidiaries. The remainder is held in our principal non-U.S. operating entities, primarily to better match the currency and timing requirements for those entities' potential liquidity obligations.

The size of our Global Core Excess is determined by an internal liquidity model together with a qualitative assessment of the condition of the financial markets and of Goldman Sachs. Our liquidity model identifies and estimates cash and collateral outflows over a short-term horizon in a liquidity crisis, including, but not limited to:

- upcoming maturities of unsecured debt;
- potential buybacks of a portion of our outstanding negotiable unsecured debt;
- adverse changes in the terms or availability of secured funding;
- derivatives and other margin and collateral outflows due to market moves or increased requirements;
- additional collateral that could be called in the event of a downgrade in our credit ratings;
- draws on our unfunded commitments not supported by William Street Funding Corporation[1]; and
- upcoming cash outflows, such as tax and other large payments.

OTHER UNENCUMBERED ASSETS – In addition to our Global Core Excess described above, we have a significant amount of other unencumbered securities as a result of our business activities. These assets, which are located in the United States, Europe and Asia, include other government bonds, high-grade money market securities, corporate bonds and marginable equities. We do not include these securities in our Global Core Excess.

We maintain Global Core Excess and other unencumbered assets in an amount that, if pledged or sold, would provide the funds necessary to replace at least 110% of our unsecured obligations that are scheduled to mature (or where holders have the option to redeem) within the next twelve months. This implies that we could fund our positions on a secured basis for one year in the event we were unable to issue new unsecured debt or liquidate assets. We assume conservative loan values that are based on stress-scenario borrowing capacity and we review these assumptions asset-by-asset at least annually. The estimated aggregate loan value of our Global Core Excess and our other unencumbered assets averaged $100.51 billion in 2004 and $76.42 billion in 2003.

[1] The Global Core Excess excludes liquid assets held separately to support the William Street credit extension program.

Asset-Liability Management

ASSET QUALITY AND BALANCE SHEET COMPOSITION – We seek to maintain a highly liquid balance sheet and substantially all of our inventory is marked-to-market daily. Our balance sheet fluctuates significantly between financial statement dates and is lower at fiscal period end than would be observed on an average basis. We require certain of our businesses to reduce balance sheet usage on a quarterly basis to demonstrate compliance with limits set by management, thereby providing a disincentive to committing our capital over longer periods of time. These balance sheet reductions are generally achieved during the last several weeks of each fiscal quarter through ordinary-course, open-market transactions in the most liquid portions of our balance sheet, principally U.S. government and agency securities, securities of foreign sovereigns, and mortgage and money market instruments, as well as through the roll-off of repurchase agreements and certain collateralized financing arrangements. Accordingly, over the last six quarters, our total assets and adjusted assets at quarter end have been, on average, 17% lower and 16% lower, respectively, than amounts that would have been observed, based on a weekly average, over that period. These differences, however, have not resulted in material changes to our credit risk, market risk or liquidity position because they are generally in highly liquid assets that are typically financed on a secured basis.

Certain financial instruments may be more difficult to fund on a secured basis during times of market stress and, accordingly, we generally hold higher levels of capital for these assets than more liquid types of financial instruments.

The table below sets forth our aggregate holdings in these categories of financial instruments:

	AS OF NOVEMBER	
(IN MILLIONS)	2004	2003
Mortgage whole loans and collateralized debt obligations[1]	**$18,346**	$11,768
Bank loans[2]	**8,900**	6,706
High-yield securities	**6,057**	4,817
Emerging market debt securities	**1,653**	1,247
SMFG convertible preferred stock	**2,556**	1,683
Other corporate principal investments[3]	**1,278**	1,273
Real estate principal investments[3]	**820**	799

[1] Includes certain retained interests held in QSPEs. See Note 3 to the consolidated financial statements for further information regarding our securitization activities.

[2] Includes both funded commitments and inventory held in connection with our trading and lending activities.

[3] Excludes assets of $1.28 billion and $1.07 billion in consolidated employee-owned merchant banking funds as of November 2004 and November 2003, respectively.

A large proportion of these assets are continually funded on a secured basis through normal secured funding markets and nonrecourse funding. We focus on developing capacity for funding these assets on a term secured basis in order to ensure that these assets maintain a certain amount of loan value in periods of market stress.

See Note 3 to the consolidated financial statements for further information regarding the financial instruments we hold.

APPROPRIATE FINANCING OF ASSET BASE – We seek to manage the maturity profile of our funding base such that we should be able to liquidate our assets prior to our liabilities coming due, even in times of prolonged or severe liquidity stress. We generally do not rely on immediate sales of assets (other than our Global Core Excess) to maintain liquidity in a distressed environment. However, we recognize that orderly asset sales may be prudent and necessary in a persistent liquidity crisis.

In order to avoid reliance on asset sales, we ensure that we have sufficient total capital (long-term borrowings plus shareholders' equity) to fund our balance sheet for at least one year. We therefore seek to maintain total capital in excess of the aggregate of the following long-term financing requirements:

- the portion of financial instruments owned that we believe could not be funded on a secured basis in periods of market stress, assuming conservative loan values;
- goodwill and identifiable intangible assets, property, leasehold improvements and equipment, and other illiquid assets;
- derivatives and other margin and collateral requirements;
- anticipated draws on our unfunded commitments; and
- capital or other forms of financing in our regulated subsidiaries that is in excess of their long-term financing requirements. See "—Intercompany Funding" included below for further discussion on how we fund our subsidiaries.

Our total capital of $105.78 billion and $79.11 billion as of November 2004 and November 2003, respectively, exceeded the aggregate of these requirements.

CONSERVATIVE LIABILITY STRUCTURE – We structure our liabilities conservatively to minimize refinancing and buy-back risk. For example, we emphasize the use of promissory notes over commercial paper in order to improve the stability of our short-term unsecured financing base. We have also created internal guidelines regarding the principal amount of debt maturing on any one day or during any single week or year and have average maturity targets for our unsecured debt programs.

We seek to maintain broad and diversified funding sources globally for both secured and unsecured funding. We have imposed various internal guidelines, including the amount of our commercial paper that can be owned and letters of credit that can be issued by any single investor or group of investors. We benefit from distributing our debt issuances through our own sales force to a large, diverse global creditor base and we believe that our relationships with our creditors are critical to our liquidity.

We access funding in a variety of markets in the United States, Europe and Asia. We issue debt through syndicated U.S. registered offerings, U.S. registered and 144A medium-term notes programs, offshore medium-term notes offerings and other bond offerings, U.S. and non-U.S. commercial paper and promissory note issuances, and other methods. We make extensive use of the repurchase agreement and securities lending markets and arrange for letters of credit to be issued on our behalf.

Additionally, senior unsecured debt issued by Group Inc. does not contain provisions that would, based solely upon an adverse change in our credit ratings, financial ratios, earnings, cash flows or our stock price, trigger a requirement for an early payment, collateral support, change in terms, acceleration of maturity or the creation of an additional financial obligation.

Intercompany Funding

SUBSIDIARY FUNDING POLICIES – Substantially all of our unsecured funding is raised by our parent company, Group Inc. The parent company then lends the necessary funds to its subsidiaries, some of which are regulated, to meet their asset financing and capital requirements. In addition, the parent company provides its regulated subsidiaries the necessary capital to meet their regulatory requirements. The benefits of this strategy include enhanced control and greater flexibility to meet the funding requirements of our subsidiaries.

Our intercompany funding policies are predicated on our assumption that, unless legally provided for, funds or securities are not freely available from a subsidiary to its parent company or other subsidiaries. As such, we assume that capital or other financing provided to our regulated subsidiaries is not available to our parent company or other subsidiaries. In addition, we assume that the Global Core Excess held in our principal non-U.S. operating entities will not be available to our parent company or other subsidiaries and therefore is available only to meet the potential liquidity requirements of those entities.

In particular, many of our subsidiaries are subject to laws that authorize regulatory bodies to block or reduce the flow of funds from those subsidiaries to Group Inc. Regulatory action of that kind could impede access to funds that Group Inc. needs to make payments on obligations, including debt obligations. Group Inc. has provided substantial amounts of equity and subordinated indebtedness, directly or indirectly, to its regulated subsidiaries; for example, as of November 2004, Group Inc. had $16.21 billion of such equity and subordinated indebtedness invested in Goldman, Sachs & Co., its principal U.S. regulated broker-dealer, $12.14 billion invested in Goldman Sachs International, a registered U.K. broker-dealer, $2.55 billion invested in Goldman Sachs Execution & Clearing, L.P.[1], a U.S. regulated broker-dealer, and $2.07 billion invested in Goldman Sachs (Japan) Ltd., a Tokyo-based broker-dealer. Group Inc. also had $46.84 billion of unsubordinated loans to these entities as of November 2004, as well as significant amounts of capital invested in and loans to its other regulated subsidiaries.

We also manage our intercompany exposure by requiring senior and subordinated intercompany loans to have maturities equal to or shorter than the maturities of the aggregate borrowings of the parent company. This policy ensures that the subsidiaries' obligations to the parent company will generally mature in advance of the parent company's third-party borrowings. In addition, many of our subsidiaries and affiliates pledge collateral at loan value to the parent company to cover their intercompany borrowings (other than subordinated debt) in order to mitigate parent company liquidity risk. Equity investments in subsidiaries are generally funded with parent company equity capital. As of November 2004, Group Inc.'s equity investment in subsidiaries was $23.67 billion compared with its shareholders' equity of $25.08 billion.

SUBSIDIARY FOREIGN EXCHANGE POLICIES – Our capital invested in non-U.S. subsidiaries is generally exposed to foreign exchange risk, substantially all of which is hedged. "Currency translation adjustment, net of tax" in the consolidated statements of comprehensive income decreased to $5 million for 2004 compared with $128 million for 2003, primarily due to an expansion of our policy for hedging our net investment in non-U.S. subsidiaries. In addition, we generally hedge the nontrading exposure to foreign exchange risk that arises from transactions denominated in currencies other than the transacting entity's functional currency.

[1] Group Inc. renamed Spear, Leeds & Kellogg, L.P., Goldman Sachs Execution & Clearing, L.P., effective January 14, 2005.

Crisis Planning

In order to be prepared for a liquidity event, or a period of market stress, we base our liquidity risk management framework and our resulting funding and liquidity policies on conservative stress-scenario planning.

In addition, we maintain a Liquidity Crisis Plan that specifies an approach for analyzing and responding to a liquidity-threatening event. The Plan provides the framework to estimate the likely impact of a liquidity event on Goldman Sachs based on some of the risks identified above and outlines which and to what extent liquidity maintenance activities should be implemented based on the severity of the event. It also lists the crisis management team and internal and external parties to be contacted to ensure effective distribution of information.

Cash Flows

As a global financial institution, our cash flows are complex and interrelated and bear little relation to our net earnings and net assets and, consequently, we believe that traditional cash flow analysis is less meaningful in evaluating our liquidity position than the excess liquidity and asset-liability management policies described above. Cash flow analysis may, however, be helpful in highlighting certain macro trends and strategic initiatives in our business.

YEAR ENDED NOVEMBER 2004 – Our cash and cash equivalents decreased by $2.72 billion to $4.37 billion at the end of 2004. We raised $31.75 billion in net cash from financing activities, primarily in long-term debt, in light of the favorable debt financing environment. We used net cash of $34.47 billion in our operating and investing activities, primarily to capitalize on trading and investing opportunities for ourselves and our clients, to meet additional collateral requirements at securities exchanges and clearing organizations and to provide additional funding support for our William Street loan commitments program.

YEAR ENDED NOVEMBER 2003 – Our cash and cash equivalents increased by $2.27 billion to $7.09 billion at the end of 2003. We raised $20.58 billion in net cash from financing activities, primarily in long-term debt. We used net cash of $18.32 billion in our operating and investing activities primarily to capitalize on opportunities in our trading and principal investing businesses, including the purchase of investments that could be difficult to fund in periods of market stress. We also increased our Global Core Excess liquidity, provided funding support for our William Street loan commitments program, invested in the convertible preferred stock of SMFG and financed the acquisition of East Coast Power L.L.C.

YEAR ENDED NOVEMBER 2002 – Our cash and cash equivalents decreased by $2.09 billion to $4.82 billion at the end of 2002. We raised $9.09 billion in net cash from financing activities, primarily in net short-term debt and long-term debt (net of repayments of long-term debt). We used net cash of $11.18 billion in our operating and investing activities, primarily to capitalize on opportunities in our trading and principal investing businesses, including the purchase of investments that could be difficult to fund in periods of market stress. We also increased our Global Core Excess liquidity, made leasehold improvements, and purchased telecommunications and technology-related equipment.

OPERATIONAL RISK

Operational risk relates to the risk of loss arising from shortcomings or failures in internal processes, people or systems, and from external events. Operational risk can arise from many factors ranging from more or less routine processing errors to potentially costly incidents arising, for example, from major systems failures. Operational risk may also entail reputational harm. Thus, efforts to identify, manage and mitigate operational risk must be equally sensitive to the risk of reputational damage as well as the risk of financial loss.

We manage operational risk through the application of long standing, but continuously evolving, firmwide control standards; the training, supervision and development of our people; the active participation and commitment of senior management in a continuous process of identifying and mitigating key operational risks at both the business unit level and for the firm as a whole; and a framework of strong and independent control departments that monitor quantitative and qualitative indicators of operational risk. Together, these elements comprise a strong firmwide control culture that is at the center of our efforts aimed at minimizing operational shortcomings and the damage they can cause.

The Operational Risk Department is responsible for the oversight and coordination of the design, implementation and maintenance of our overall operational risk management framework. This framework, which evolves with the changing needs of business complexities and regulatory guidance, takes into account internal and external operational risk events, business unit specific risk assessments, the ongoing analysis of business specific risk metrics and the use of scenario analysis. While the direct responsibility for the control and mitigation of operational risk lies with the individual business units, this framework provides a consistent methodology for identifying and monitoring operational risk factors for both individual business unit managers and senior management.

Recent Accounting Developments

In December 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation (FIN) No. 46-R. FIN No. 46-R replaced FIN No. 46, which was issued in January 2003. As permitted, we adopted either FIN No. 46 or FIN No. 46-R for substantially all VIEs in which we held a variable interest as of November 2003. As of May 2004, we adopted FIN No. 46-R for all VIEs in which we held a variable interest. The effect of our adoption of FIN No. 46 and FIN No. 46-R was not material to our financial condition, results of operations or cash flows.

In December 2003, the FASB issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS No. 132 (revised 2003) amends the disclosure requirements for pension plans and other post-retirement benefits by requiring additional disclosures such as descriptions of the types of plan assets, investment strategies, measurement dates, plan obligations, cash flows and components of net periodic pension costs recognized during interim periods. The statement does not change the measurement or recognition of plan assets and obligations. We adopted the interim period disclosures beginning with the first quarter of fiscal 2004. As required, we adopted the annual disclosure provisions effective for our fiscal year ending November 2004. See Note 11 to the consolidated financial statements for further information regarding our employee benefit plans.

In May 2004, the FASB issued the FASB Staff Position (FSP) No. FAS 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," which supersedes FSP No. FAS 106-1 of the same title issued in January 2004. The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Medicare Act) introduces a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. Management has concluded that, if provisions are finalized in their current form, benefits provided under our plan meet the "actuarially equivalent" standard set forth in the Medicare Act. As permitted, we prospectively adopted FSP No. FAS 106-2 in the fourth quarter of fiscal 2004, thereby reducing our accumulated benefit obligation by $13 million. The impact on net periodic postretirement benefit cost in future periods is not expected to have a material effect on our financial condition, results of operations or cash flows.

In December 2004, the FASB issued a revision to SFAS No. 123, "Accounting for Stock-Based Compensation," SFAS No. 123-R, "Share-Based Payment." SFAS No. 123-R focuses primarily on transactions in which an entity exchanges its equity instruments for employee services and generally establishes standards for the accounting for transactions in which an entity obtains goods or services in share-based payment transactions. SFAS No. 123-R is effective for our fourth quarter of fiscal 2005. We are currently evaluating the effect of adoption of SFAS No. 123-R, but do not expect adoption to have a material effect on our financial condition, results of operations or cash flows.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of The Goldman Sachs Group, Inc., together with its consolidated subsidiaries (the firm), is responsible for establishing and maintaining adequate internal control over financial reporting. The firm's internal control over financial reporting is a process designed under the supervision of the firm's principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the firm's financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

As of the end of the firm's 2004 fiscal year, management conducted an assessment of the effectiveness of the firm's internal control over financial reporting based on the framework established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the firm's internal control over financial reporting as of November 26, 2004 is effective.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the firm; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the firm's assets that could have a material effect on our financial statements.

Management's assessment of the effectiveness of the firm's internal control over financial reporting as of November 26, 2004 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report appearing on page 69, which expresses unqualified opinions on management's assessment and on the effectiveness of the firm's internal control over financial reporting as of November 26, 2004.

TO THE BOARD OF DIRECTORS AND THE
SHAREHOLDERS OF THE GOLDMAN SACHS GROUP, INC.:

We have completed an integrated audit of The Goldman Sachs Group, Inc.'s 2004 consolidated financial statements and of its internal control over financial reporting as of November 26, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

CONSOLIDATED FINANCIAL STATEMENTS

In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of earnings, changes in shareholders' equity, cash flows, and comprehensive income present fairly, in all material respects, the financial position of The Goldman Sachs Group, Inc. and its subsidiaries (the Company) at November 26, 2004 and November 28, 2003, and the results of its operations and its cash flows for each of the three fiscal years in the period ended November 26, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Also, in our opinion, management's assessment, included in Management's Report on Internal Control over Financial Reporting appearing on page 68, that the Company maintained effective internal control over financial reporting as of November 26, 2004 based on criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of November 26, 2004, based on criteria established in *Internal Control–Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



PricewaterhouseCoopers LLP
New York, New York
February 4, 2005

CONSOLIDATED STATEMENTS OF EARNINGS

(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	YEAR ENDED NOVEMBER		
	2004	2003	2002
Revenues			
Investment banking	$ 3,286	$ 2,400	$ 2,572
Trading and principal investments	11,984	8,555	7,297
Asset management and securities services	2,655	1,917	1,716
Interest income	11,914	10,751	11,269
Total revenues	29,839	23,623	22,854
Interest expense	8,888	7,600	8,868
Cost of power generation	401	11	—
Revenues, net of interest expense and cost of power generation	20,550	16,012	13,986
Operating expenses			
Compensation and benefits	9,591	7,393	6,744
Amortization of employee initial public offering and acquisition awards	61	122	293
Brokerage, clearing and exchange fees	952	829	852
Market development	374	264	306
Communications and technology	461	478	528
Depreciation and amortization	499	562	617
Amortization of identifiable intangible assets	125	319	127
Occupancy	646	722	637
Professional fees	338	253	215
Other expenses	827	625	414
Total non-compensation expenses	4,222	4,052	3,696
Total operating expenses	13,874	11,567	10,733
Pre-tax earnings	6,676	4,445	3,253
Provision for taxes	2,123	1,440	1,139
Net earnings	$ 4,553	$ 3,005	$ 2,114
Earnings per share			
Basic	$ 9.30	$ 6.15	$ 4.27
Diluted	8.92	5.87	4.03
Average common shares outstanding			
Basic	489.5	488.4	495.6
Diluted	510.5	511.9	525.1

The accompanying notes are an integral part of these consolidated financial statements.

(IN MILLIONS, EXCEPT SHARE AND PER SHARE AMOUNTS)	AS OF NOVEMBER 2004	2003
Assets		
Cash and cash equivalents	$ 4,365	$ 7,087
Cash and securities segregated in compliance with U.S. federal and other regulations	48,179	29,715
Receivables from brokers, dealers and clearing organizations	14,458	9,197
Receivables from customers and counterparties	38,087	27,180
Securities borrowed	155,086	129,118
Securities purchased under agreements to resell	44,257	26,856
Financial instruments owned, at fair value	183,880	139,029
Financial instruments owned and pledged as collateral, at fair value	27,924	21,690
Total financial instruments owned, at fair value	211,804	160,719
Other assets	15,143	13,927
Total assets	$531,379	$403,799
Liabilities and shareholders' equity		
Secured short-term borrowings	$ 8,558	$ 3,321
Unsecured short-term borrowings	46,401	40,881
Total short-term borrowings, including the current portion of long-term borrowings	54,959	44,202
Payables to brokers, dealers and clearing organizations	8,000	3,515
Payables to customers and counterparties	153,221	105,513
Securities loaned	19,394	17,528
Securities sold under agreements to repurchase	47,573	43,084
Financial instruments sold, but not yet purchased, at fair value	132,097	102,699
Other liabilities and accrued expenses	10,360	8,144
Secured long-term borrowings	12,087	6,043
Unsecured long-term borrowings	68,609	51,439
Total long-term borrowings	80,696	57,482
Total liabilities	506,300	382,167
Commitments, contingencies and guarantees		
Shareholders' equity		
Preferred stock, par value $0.01 per share; 150,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, par value $0.01 per share; 4,000,000,000 shares authorized, 554,063,234 and 527,371,946 shares issued as of November 2004 and November 2003, respectively, and 480,959,660 and 473,014,926 shares outstanding as of November 2004 and November 2003, respectively	6	5
Restricted stock units and employee stock options	2,013	2,984
Nonvoting common stock, par value $0.01 per share; 200,000,000 shares authorized, no shares issued and outstanding	—	—
Additional paid-in capital	15,501	13,562
Retained earnings	13,970	9,914
Unearned compensation	(117)	(339)
Accumulated other comprehensive income	11	6
Treasury stock, at cost, par value $0.01 per share; 73,103,574 and 54,357,020 shares as of November 2004 and November 2003, respectively	(6,305)	(4,500)
Total shareholders' equity	25,079	21,632
Total liabilities and shareholders' equity	$531,379	$403,799

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	YEAR ENDED NOVEMBER 2004	2003	2002
Common stock, par value $0.01 per share			
Balance, beginning of year	$ 5	$ 5	$ 5
Issued	1	—	—
Balance, end of year	6	5	5
Restricted stock units and employee stock options			
Balance, beginning of year	2,984	3,517	4,561
Issued	1,050	339	507
Delivered	(1,948)	(714)	(1,293)
Forfeited	(62)	(156)	(257)
Options exercised	(11)	(2)	(1)
Balance, end of year	2,013	2,984	3,517
Additional paid-in capital			
Balance, beginning of year	13,562	12,750	11,766
Issuance of common stock	1,609	709	865
Excess net tax benefit related to delivery of stock-based awards	330	103	119
Balance, end of year	15,501	13,562	12,750
Retained earnings			
Balance, beginning of year	9,914	7,259	5,373
Net earnings	4,553	3,005	2,114
Dividends declared	(497)	(350)	(228)
Balance, end of year	13,970	9,914	7,259
Unearned compensation			
Balance, beginning of year	(339)	(845)	(1,220)
Restricted stock units granted	—	(6)	(387)
Restricted stock units forfeited	11	48	95
Amortization of restricted stock units	211	464	667
Balance, end of year	(117)	(339)	(845)
Accumulated other comprehensive income/(loss)			
Balance, beginning of year	6	(122)	(168)
Currency translation adjustment, net of tax	5	128	46
Balance, end of year	11	6	(122)
Treasury stock, at cost, par value $0.01 per share			
Balance, beginning of year	(4,500)	(3,561)	(2,086)
Repurchased	(1,805)	(939)	(1,475)
Balance, end of year	(6,305)	(4,500)	(3,561)
Total shareholders' equity	$25,079	$21,632	$19,003

The accompanying notes are an integral part of these consolidated financial statements.

(IN MILLIONS)	YEAR ENDED NOVEMBER 2004	2003	2002
Cash flows from operating activities			
Net earnings	$ 4,553	$ 3,005	$ 2,114
Noncash items included in net earnings			
Depreciation and amortization	499	562	617
Amortization of identifiable intangible assets	125	319	127
Deferred income taxes	1,040	93	230
Stock-based compensation	1,224	711	639
Changes in operating assets and liabilities			
Cash and securities segregated in compliance with U.S. federal and other regulations	(18,437)	(9,311)	1,745
Net receivables from brokers, dealers and clearing organizations	(776)	(1,797)	(2,423)
Net payables to customers and counterparties	36,669	7,826	5,265
Securities borrowed, net of securities loaned	(24,102)	(10,249)	(7,039)
Securities sold under agreements to repurchase, net of securities purchased under agreements to resell	(12,912)	2,081	2,429
Financial instruments owned, at fair value	(52,366)	(30,264)	(20,878)
Financial instruments sold, but not yet purchased, at fair value	29,429	19,227	8,756
Other, net	1,442	794	(1,686)
Net cash used for operating activities	(33,612)	(17,003)	(10,104)
Cash flows from investing activities			
Purchase of property, leasehold improvements and equipment	(608)	(592)	(1,008)
Business combinations, net of cash acquired	(255)	(697)	(68)
Purchase of other investments	—	(24)	—
Net cash used for investing activities	(863)	(1,313)	(1,076)
Cash flows from financing activities			
Short-term borrowings, net	3,901	729	6,354
Issuance of long-term borrowings	39,283	28,238	12,740
Repayment of long-term borrowings, including the current portion of long-term borrowings	(10,198)	(7,471)	(8,358)
Derivative contracts with a financing element, net	548	231	—
Common stock repurchased	(1,805)	(939)	(1,475)
Dividends paid	(497)	(350)	(228)
Proceeds from issuance of common stock	521	143	60
Net cash provided by financing activities	31,753	20,581	9,093
Net (decrease)/increase in cash and cash equivalents	(2,722)	2,265	(2,087)
Cash and cash equivalents, beginning of year	7,087	4,822	6,909
Cash and cash equivalents, end of year	$ 4,365	$ 7,087	$ 4,822

SUPPLEMENTAL DISCLOSURES:

Cash payments for interest, net of capitalized interest, were $8.55 billion, $7.21 billion and $8.92 billion for the years ended November 2004, November 2003 and November 2002, respectively.

Cash payments for income taxes, net of refunds, were $1.02 billion, $846 million and $1.22 billion for the years ended November 2004, November 2003 and November 2002, respectively.

Noncash activities:
The firm assumed $1.63 billion and $584 million of debt in connection with business combinations for the years ended November 2004 and November 2003, respectively.

The value of common stock issued in connection with business combinations was $165 million and $47 million for the years ended November 2003 and November 2002, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(IN MILLIONS)	YEAR ENDED NOVEMBER 2004	2003	2002
Net earnings	$4,553	$3,005	$2,114
Currency translation adjustment, net of tax	5	128	46
Comprehensive income	$4,558	$3,133	$2,160

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1

Description of Business

The Goldman Sachs Group, Inc. (Group Inc.), a Delaware corporation, together with its consolidated subsidiaries (collectively, the firm), is a leading global investment banking, securities and investment management firm that provides a wide range of services worldwide to a substantial and diversified client base that includes corporations, financial institutions, governments and high-net-worth individuals.

The firm's activities are divided into three segments:

- INVESTMENT BANKING – The firm provides a broad range of investment banking services to a diverse group of corporations, financial institutions, governments and individuals.
- TRADING AND PRINCIPAL INVESTMENTS – The firm facilitates customer transactions with a diverse group of corporations, financial institutions, governments and individuals and takes proprietary positions through market making in, and trading of, fixed income and equity products, currencies, commodities and derivatives on such products. In addition, the firm engages in floor-based and electronic market making as a specialist on U.S. equities and options exchanges and clears customer transactions on major stock, options and futures exchanges worldwide. In connection with the firm's merchant banking and other investment activities, the firm makes principal investments directly and through funds that the firm raises and manages.
- ASSET MANAGEMENT AND SECURITIES SERVICES – The firm offers a broad array of investment strategies, advice and planning across all major asset classes to a diverse group of institutions and individuals worldwide, and provides prime brokerage, financing services and securities lending services to mutual funds, pension funds, hedge funds, foundations and high-net-worth individuals worldwide.

NOTE 2

Significant Accounting Policies

BASIS OF PRESENTATION

These consolidated financial statements include the accounts of Group Inc. and all other entities in which the firm has a controlling financial interest. All material intercompany transactions and balances have been eliminated. The firm determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity, a variable interest entity (VIE) or a qualifying special-purpose entity (QSPE) under generally accepted accounting principles.

- VOTING INTEREST ENTITIES – Voting interest entities are entities in which (i) the total equity investment at risk is sufficient to enable the entity to finance itself independently and (ii) the equity holders have the obligation to absorb losses, the right to receive residual returns and the right to make decisions about the entity's activities. Voting interest entities are consolidated in accordance with Accounting Research Bulletin (ARB) No. 51, "Consolidated Financial Statements," as amended. ARB No. 51 states that the usual condition for a controlling financial interest in an entity is ownership of a majority voting interest. Accordingly, the firm consolidates voting interest entities in which it has the majority of the voting interest.
- VARIABLE INTEREST ENTITIES – VIEs are entities that lack one or more of the characteristics of a voting interest entity. A controlling financial interest in a VIE is present when an enterprise has a variable interest, or a combination of variable interests, that will absorb a majority of the VIE's expected losses, receive a majority of the VIE's expected residual returns, or both. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE.

  The firm determines whether it is the primary beneficiary of a VIE by first performing a qualitative analysis of the VIE that includes, among other factors, its capital structure, contractual terms, which variable interests create or absorb variability, related party relationships and the design of the VIE. Where qualitative analysis is not conclusive, the firm performs a quantitative analysis. For purposes of allocating a VIE's expected losses and expected residual returns to the VIE's variable interest holders, the firm utilizes the "top down" method. Under that method, the firm calculates its share of the VIE's expected losses and expected residual returns using the specific cash flows that would be allocated to it, based on contractual arrangements and/or the firm's position in the capital structure of the VIE, under various probability-weighted scenarios.

  The Financial Accounting Standards Board (FASB) issued FASB Interpretation (FIN) No. 46-R, "Consolidation of Variable Interest Entities," in December 2003. FIN No. 46-R replaced FIN No. 46, which was issued in January 2003. As permitted, the firm adopted either FIN No. 46 or FIN No. 46-R for substantially all VIEs in which it held a variable interest as of November 2003. As of May 2004, the firm adopted FIN No. 46-R for all VIEs in which it held a variable interest.
- QSPES – QSPEs are passive entities that hold financial assets transferred to them and are commonly used in mortgage and other securitization transactions. In accordance with

Statement of Financial Accounting Standards (SFAS) No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," and FIN No. 46-R, the firm does not consolidate QSPEs.

- EQUITY-METHOD INVESTMENTS – When the firm does not have a controlling financial interest in an entity but exerts significant influence over the entity's operating and financial policies (generally defined as owning a voting interest of 20% to 50%) and has an investment in common stock or in-substance common stock, the firm accounts for its investment in accordance with the equity method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock."

- OTHER – If the firm does not consolidate an entity or apply the equity method of accounting, the firm accounts for its investment at fair value.

The firm also has formed numerous nonconsolidated merchant banking funds with third-party investors that are typically organized as limited partnerships. The firm acts as general partner for these funds and does not hold a majority of the economic interests in any fund. Where the firm holds more than a minor interest in a fund, it is subject to removal as general partner. Such fund investments are included in "Financial instruments owned, at fair value" in the consolidated statements of financial condition.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles that require management to make certain estimates and assumptions regarding fair value measurements, the accounting for goodwill and identifiable intangible assets, the provision for potential losses that may arise from litigation and regulatory proceedings, tax audits and other matters that affect the consolidated financial statements and related disclosures. These estimates and assumptions are based on the best available information; nonetheless, actual results could be materially different from these estimates.

Unless otherwise stated herein, all references to November 2004, November 2003 and November 2002 refer to the firm's fiscal years ended, or the dates, as the context requires, November 26, 2004, November 28, 2003 and November 29, 2002, respectively. Certain reclassifications have been made to previously reported amounts to conform to the current presentation.

REVENUE RECOGNITION

Investment Banking

Underwriting revenues and fees from mergers and acquisitions and other corporate finance advisory assignments are recorded when the services related to the underlying transaction are completed under the terms of the engagement. Expenses associated with such transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded. Underwriting revenues are presented net of related expenses. Expenses associated with advisory transactions are recorded as non-compensation expenses, net of client reimbursements.

Repurchase Agreements and Collateralized Financing Arrangements

Securities purchased under agreements to resell and securities sold under agreements to repurchase, principally U.S. government, federal agency and investment-grade foreign sovereign obligations, represent short-term collateralized financing transactions and are carried in the consolidated statements of financial condition at their contractual amounts plus accrued interest. These amounts are presented on a net-by-counterparty basis when the requirements of FIN No. 41, "Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements," or FIN No. 39, "Offsetting of Amounts Related to Certain Contracts," are satisfied. The firm takes possession of securities purchased under agreements to resell, makes delivery of securities sold under agreements to repurchase, monitors the market value of these securities on a daily basis and delivers or obtains additional collateral as appropriate.

Securities borrowed and loaned are recorded based on the amount of cash collateral advanced or received. These transactions are generally collateralized by cash, securities or letters of credit. The firm takes possession of securities borrowed, makes delivery of securities loaned, monitors the market value of securities borrowed and loaned, and delivers or obtains additional collateral as appropriate. Interest income or expense on repurchase agreements and collateralized financing arrangements is recognized in net revenues over the life of the transaction.

Financial Instruments

The consolidated statements of financial condition reflect purchases and sales of financial instruments on a trade-date basis.

"Total financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value" in the consolidated statements of financial condition consist of financial instruments carried at fair value or amounts that approximate fair value, with related unrealized gains or losses recognized in the firm's results of operations. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

In determining fair value, the firm separates financial instruments into three categories – cash (i.e., nonderivative) trading instruments, derivative contracts and principal investments.

- CASH TRADING INSTRUMENTS – Fair values of the firm's cash trading instruments are generally obtained from quoted market prices in active markets, broker or dealer price quotations, or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued in this manner include U.S. government and agency securities, other sovereign government obligations, liquid mortgage products, investment-grade corporate bonds, listed equities, money market securities, state, municipal and provincial obligations, and physical commodities.

  Certain cash trading instruments trade infrequently and, therefore, have little or no price transparency. Such instruments may include certain high-yield debt, corporate bank loans, mortgage whole loans and distressed debt. The firm values these instruments using methodologies such as the present value of known or estimated cash flows and generally does not adjust underlying valuation assumptions unless there is substantive evidence supporting a change in the value of the underlying instrument or valuation assumptions (such as similar market transactions, changes in financial ratios and changes in the credit ratings of the underlying companies).

  Cash trading instruments owned by the firm (long positions) are marked to bid prices and instruments sold but not yet purchased (short positions) are marked to offer prices. If liquidating a position is reasonably expected to affect its prevailing market price, the valuation is adjusted generally based on market evidence or predetermined policies. In certain circumstances, such as for highly illiquid positions, management's estimates are used to determine this adjustment.

- DERIVATIVE CONTRACTS – Fair values of the firm's derivative contracts consist of exchange-traded and over-the-counter (OTC) derivatives and reflect cash that the firm has paid and received (for example, option premiums or cash paid or received pursuant to credit support agreements). Fair values of the firm's exchange-traded derivatives are generally determined from quoted market prices. OTC derivatives are valued using valuation models. The firm uses a variety of valuation models including the present value of known or estimated cash flows, option-pricing models and option-adjusted spread models. The valuation models used to derive the fair values of the firm's OTC derivatives require inputs including contractual terms, market prices, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. The selection of a model to value an OTC derivative depends upon the contractual terms of, and specific risks inherent in, the instrument as well as the availability of pricing information in the market. The firm generally uses similar models to value similar instruments. Where possible, the firm verifies the values produced by its pricing models to market transactions. For OTC derivatives that trade in liquid markets, such as generic forwards, swaps and options, model selection does not involve significant judgment because market prices are readily available. For OTC derivatives that trade in less liquid markets, model selection requires more judgment because such instruments tend to be more complex and pricing information is less available in the market. As markets continue to develop and more pricing information becomes available, the firm continues to review and refine the models it uses.

  At the inception of an OTC derivative contract (day one), the firm values the contract at the model value if the firm can verify all of the significant model inputs to observable market data and verify the model to market transactions. When appropriate, valuations are adjusted to reflect various factors such as liquidity, bid/offer and credit considerations. These adjustments are generally based on market evidence or predetermined policies. In certain circumstances, such as for highly illiquid positions, management's estimates are used to determine these adjustments.

  Where the firm cannot verify all of the significant model inputs to observable market data and verify the model to market transactions, the firm values the contract at the transaction price at inception and, consequently, records no day one gain or loss in accordance with Emerging Issues Task Force (EITF) Issue No. 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities."

  Following day one, the firm adjusts the inputs to valuation models only to the extent that changes in such inputs can be verified by similar market transactions, third-party pricing services and/or broker quotes or can be derived from other substantive evidence such as empirical market data. In circumstances where the firm cannot verify the model to market transactions, it is possible that a different valuation model could produce a materially different estimate of fair value.

- PRINCIPAL INVESTMENTS – In valuing corporate and real estate principal investments, the firm's portfolio is separated into investments in private companies, investments in public companies (excluding the firm's investment in the convertible preferred stock of Sumitomo Mitsui Financial Group, Inc. (SMFG)) and the firm's investment in SMFG.

The firm's private principal investments, by their nature, have little or no price transparency. Such investments are initially carried at cost as an approximation of fair value. Adjustments to carrying value are made if there are third-party transactions evidencing a change in value. Downward adjustments are also made, in the absence of third-party transactions, if it is determined that the expected realizable value of the investment is less than the carrying value. In reaching that determination, many factors are considered, including, but not limited to, the operating cash flows and financial performance of the companies or properties relative to budgets or projections, trends within sectors and/or regions, underlying business models, expected exit timing and strategy, and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences.

The firm's public principal investments, which tend to be large, concentrated holdings that result from initial public offerings or other corporate transactions, are valued using quoted market prices discounted for restrictions on sale. If liquidating a position is reasonably expected to affect market prices, valuations are adjusted accordingly based on predetermined written policies.

The firm's investment in the convertible preferred stock of SMFG is carried at fair value, which is derived from a model that incorporates SMFG's common stock price and credit spreads, the impact of nontransferability and illiquidity and downside protection on the conversion strike price. The firm has the right to convert its preferred stock investment in SMFG into shares of SMFG common stock beginning on February 8, 2005. The current conversion price is ¥322,300, but this price is subject to downward adjustment if the price of SMFG common stock at the time of conversion is less than the conversion price (subject to a floor of ¥106,300). The firm's convertible preferred investment is generally nontransferable. One-third of the underlying shares of SMFG common stock will become transferable on February 8, 2005, with the remaining shares of common stock becoming transferable in equal installments on February 7, 2006 and February 7, 2007. In addition, restrictions on the firm's ability to hedge the underlying common stock will lapse in three equal annual installments beginning on February 7, 2005.

In general, transfers of financial assets are accounted for as sales under SFAS No. 140 when the firm has relinquished control over the transferred assets. For transfers accounted for as sales, any related gains or losses are recognized in net revenues. Transfers that are not accounted for as sales are accounted for as collateralized financing arrangements, with the related interest expense recognized in net revenues over the lives of the transactions.

Commissions

The firm generates commissions from executing and clearing client transactions on stock, options and futures markets worldwide. These commissions are recorded on a trade-date basis in "Trading and principal investments" in the consolidated statements of earnings.

Power Generation

Power generation revenues associated with the firm's consolidated power plant operations are included in "Trading and principal investments" in the consolidated statements of earnings when power is delivered. "Cost of power generation" in the consolidated statement of earnings includes all of the direct costs of these plant operations (e.g., fuel, operations and maintenance), as well as the depreciation and amortization associated with the plant and related contractual assets.

The following table sets forth the power generation revenues and costs directly associated with the firm's consolidated power plant operations:

	YEAR ENDED NOVEMBER		
(IN MILLIONS)	2004	2003[2]	2002[2]
Revenues[1]	$488	$15	$—
Cost of power generation	401	11	—

[1] Excludes revenues from nonconsolidated power plant operations, accounted for in accordance with the equity method of accounting, as well as revenues associated with the firm's power trading activities.

[2] The firm's consolidated power plant operations commenced in October 2003.

Asset Management

Asset management fees are generally recognized over the period that the related service is provided based upon average net asset values. In certain circumstances, the firm is entitled to receive incentive fees when the return on assets under management exceeds certain benchmark returns or other performance targets. Incentive fees are generally based on investment performance over a twelve-month period and are subject to adjustment prior to the end of the measurement period. Accordingly, incentive fees are recognized in the consolidated statements of earnings when the measurement period ends. Asset management fees and incentive fees are included in "Asset management and securities services" in the consolidated statements of earnings.

Merchant Banking Overrides

The firm is entitled to receive merchant banking overrides (i.e., an increased share of a fund's income and gains) when the return on the funds' investments exceeds certain threshold returns. Overrides are based on investment performance over the life of each merchant banking fund, and future investment underperformance may require amounts previously distributed to the firm to be returned to the funds. Accordingly, overrides are recognized in the consolidated statements of earnings only when all material contingencies have been resolved. Overrides are included in "Trading and principal investments" in the consolidated statements of earnings.

STOCK-BASED COMPENSATION

Effective for fiscal 2003, the firm began to account for stock-based employee compensation in accordance with the fair-value method prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," using the prospective adoption method. Under this method of adoption, compensation expense is recognized over the relevant service period based on the fair value of stock options and restricted stock units granted for fiscal 2003 and future years. No unearned compensation is included in "Shareholders' equity" for such stock options and restricted stock units granted. Rather, such stock options and restricted stock units are included in "Shareholders' equity" under SFAS No. 123 when services required from employees in exchange for the awards are rendered and expensed.

Compensation expense resulting from stock options and restricted stock units granted for the years ended November 2002 and prior years is accounted for under the intrinsic-value-based method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees," as permitted by SFAS No. 123. Therefore, no compensation expense is recognized for unmodified stock options issued for years prior to fiscal 2003 that had no intrinsic value on the date of grant. Compensation expense for restricted stock units issued for the years prior to fiscal 2003 was, and continues to be, recognized over the relevant service periods using amortization schedules based on the applicable vesting provisions.

The firm pays cash dividend equivalents on outstanding restricted stock units. Dividend equivalents paid on restricted stock units accounted for under SFAS No. 123 are charged to retained earnings when paid. Dividend equivalents paid on restricted stock units that are later forfeited by employees are reclassified to compensation expense from retained earnings. Dividend equivalents paid on restricted stock units granted for the year ended November 2002 and prior years, accounted for under APB Opinion No. 25, are charged to compensation expense.

If the firm were to recognize compensation expense over the relevant service period under the fair-value method of SFAS No. 123 with respect to stock options granted for the year ended November 2002 and all prior years, net earnings would have decreased, resulting in pro forma net earnings and EPS as presented below:

	YEAR ENDED NOVEMBER		
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	2004	2003	2002
Net earnings, as reported	$4,553	$3,005	$2,114
Add: Stock-based employee compensation expense, net of related tax effects, included in reported net earnings	790	458	416
Deduct: Stock-based employee compensation expense, net of related tax effects, determined under the fair-value method for all awards	(947)	(782)	(785)
Pro forma net earnings	$4,396	$2,681	$1,745
EPS, as reported			
Basic	$ 9.30	$ 6.15	$ 4.27
Diluted	8.92	5.87	4.03
Pro forma EPS			
Basic	$ 8.98	$ 5.49	$ 3.52
Diluted	8.61	5.24	3.32

GOODWILL

Goodwill is the cost of acquired companies in excess of the fair value of identifiable net assets at acquisition date. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill is tested at least annually for impairment. An impairment loss is triggered if the estimated fair value of an operating segment is less than its estimated net book value. Such loss is calculated as the difference between the implied fair value of goodwill and its carrying value.

IDENTIFIABLE INTANGIBLE ASSETS

Identifiable intangible assets, which consist primarily of customer lists and specialist rights, are amortized over their estimated useful lives. Identifiable intangible assets are tested for potential impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." An impairment loss, calculated as the difference between the estimated fair value and the carrying value of an asset or asset group, is recognized if the sum of the estimated undiscounted cash flows relating to the asset or asset group is less than the corresponding carrying value.

PROPERTY, LEASEHOLD IMPROVEMENTS AND EQUIPMENT

Property, leasehold improvements and equipment, net of accumulated depreciation and amortization, are included in "Other assets" in the consolidated statements of financial condition. Effective December 1, 2001, the firm changed to the straight-line method of depreciation for certain property, leasehold improvements and equipment placed in service on or after December 1, 2001.

The firm's depreciation and amortization is computed using the methods set forth below:

	PROPERTY AND EQUIPMENT	LEASEHOLD IMPROVEMENTS		CERTAIN INTERNAL USE SOFTWARE COSTS
		TERM OF LEASE GREATER THAN USEFUL LIFE	TERM OF LEASE LESS THAN USEFUL LIFE	
Placed in service prior to December 1, 2001	Accelerated cost recovery	Accelerated cost recovery	Straight-line over the term of the lease	Straight-line over the useful life of the asset
Placed in service on or after December 1, 2001	Straight-line over the useful life of the asset	Straight-line over the useful life of the asset	Straight-line over the term of the lease	Straight-line over the useful life of the asset

Property, leasehold improvements and equipment are tested for potential impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable in accordance with SFAS No. 144. An impairment loss, calculated as the difference between the estimated fair value and the carrying value of an asset or asset group, is recognized if the sum of the expected undiscounted cash flows relating to the asset or asset group is less than the corresponding carrying value.

The firm's operating leases include space held in excess of current needs. Rent expense relating to space held for growth is included in "Occupancy" in the consolidated statements of earnings. In accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," the firm records a liability, based on the remaining lease rentals reduced by any potential or existing sublease rentals, for leases where the firm has ceased using the space and management has concluded that the firm will not derive any future economic benefits. Costs to terminate a lease before the end of its term are recognized and measured at fair value upon termination.

FOREIGN CURRENCY TRANSLATION

Assets and liabilities denominated in non-U.S. currencies are translated at rates of exchange prevailing on the date of the consolidated statement of financial condition, and revenues and expenses are translated at average rates of exchange for the fiscal year. Gains or losses on translation of the financial statements of a non-U.S. operation, when the functional currency is other than the U.S. dollar, are included, net of hedges and taxes, on the consolidated statements of comprehensive income. The firm seeks to reduce its net investment exposure to fluctuations in foreign exchange rates through the use of foreign currency forward contracts and foreign currency denominated debt. For foreign currency forward contracts, hedge effectiveness is assessed based on changes in forward exchange rates; accordingly, forward points are reflected as a component of the currency translation adjustment in the consolidated statements of comprehensive income. For foreign currency denominated debt, hedge effectiveness is assessed based on changes in spot rates. Foreign currency remeasurement gains or losses on transactions in nonfunctional currencies are included in the consolidated statements of earnings.

INCOME TAXES

Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the firm's assets and liabilities. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. The firm's tax assets and liabilities are presented as a component of "Other assets" and "Other liabilities and accrued expenses," respectively, in the consolidated statements of financial condition. Tax provisions are computed in accordance with SFAS No. 109, "Accounting for Income Taxes." Contingent liabilities related to income taxes are recorded when the criteria for loss recognition under SFAS No. 5, "Accounting for Contingencies," as amended, have been met.

EARNINGS PER SHARE

Basic EPS is calculated by dividing net earnings by the weighted average number of common shares outstanding. Common shares outstanding includes common stock and restricted stock units for which no future service is required as a condition to the delivery of the underlying common stock. Diluted EPS includes the determinants of basic EPS and, in addition, reflects the dilutive effect of the common stock deliverable pursuant to stock options and restricted stock units for which future service is required as a condition to the delivery of the underlying common stock.

CASH AND CASH EQUIVALENTS

The firm defines cash equivalents as highly liquid overnight deposits held in the ordinary course of business.

RECENT ACCOUNTING DEVELOPMENTS

In December 2003, the FASB issued FIN No. 46-R. FIN No. 46-R replaced FIN No. 46, which was issued in January 2003. As permitted, the firm adopted either FIN No. 46 or FIN No. 46-R for substantially all VIEs in which the firm held a variable interest as of November 2003. As of May 2004, the firm adopted FIN No. 46-R for all VIEs in which it held a variable interest. The effect of the firm's adoption of FIN No. 46 and FIN No. 46-R was not material to the firm's financial condition, results of operations or cash flows.

In December 2003, the FASB issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS No. 132 (revised 2003) amends the disclosure requirements for pension plans and other postretirement benefits by requiring additional disclosures such as descriptions of the types of plan assets, investment strategies, measurement dates, plan obligations, cash flows and components of net periodic pension costs recognized during interim periods. The statement does not change the measurement or recognition of plan assets and obligations. The firm adopted the interim period disclosures beginning with the first quarter of fiscal 2004. As required, the firm adopted the annual disclosure provisions effective for the firm's fiscal year ending November 2004. See Note 11 for further information regarding the firm's employee benefit plans.

In May 2004, the FASB issued FASB Staff Position (FSP) No. FAS 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," which supersedes FSP No. FAS 106-1 of the same title issued in January 2004. The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Medicare Act) introduces a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. Management has concluded that, if provisions are finalized in their current form, benefits provided under the firm's plan meet the "actuarially equivalent" standard set forth in the Medicare Act. As permitted, the firm prospectively adopted FSP No. FAS 106-2 in the fourth quarter of fiscal 2004, thereby reducing the firm's accumulated benefit obligation by $13 million. The impact on net periodic postretirement benefit cost in future periods is not expected to have a material effect on the firm's financial condition, results of operations or cash flows.

In December 2004, the FASB issued a revision to SFAS No. 123, "Accounting for Stock-Based Compensation," SFAS No. 123-R, "Share-Based Payment." SFAS No. 123-R focuses primarily on transactions in which an entity exchanges its equity instruments for employee services and generally establishes standards for the accounting for transactions in which an entity obtains goods or services in share-based payment transactions. SFAS No. 123-R is effective for the firm's fourth quarter of fiscal 2005. Management is currently evaluating the effect of adoption of SFAS No. 123-R, but does not expect adoption to have a material effect on the firm's financial condition, results of operations or cash flows.

NOTE 3

Financial Instruments

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table sets forth the firm's financial instruments owned, including those pledged as collateral, at fair value, and financial instruments sold, but not yet purchased, at fair value:

	AS OF NOVEMBER			
	2004		2003	
(IN MILLIONS)	ASSETS	LIABILITIES	ASSETS	LIABILITIES
Commercial paper, certificates of deposit, time deposits and other money market instruments	$ 7,386[1]	$ —	$ 4,987[1]	$ —
U.S. government, federal agency and sovereign obligations	46,777	40,866	36,634	34,003
Corporate and other debt obligations				
Mortgage whole loans and collateralized debt obligations	18,346	671	11,768	363
Investment-grade corporate bonds	11,783	5,163	9,862	4,641
Bank loans	8,900	428	6,706	264
High-yield securities	6,057	1,725	4,817	1,394
Preferred stock	4,792	109	3,822	163
Other	885	248	569	157
	50,763	8,344	37,544	6,982
Equities and convertible debentures	42,263	18,766	35,006	19,651
State, municipal and provincial obligations	1,308	—	459	—
Derivative contracts	62,495	64,001	45,733	41,886
Physical commodities	812	120	356	177
Total	$211,804	$132,097	$160,719	$102,699

[1] Includes $5.04 billion and $4.32 billion, as of November 2004 and November 2003, respectively, of money market instruments held by William Street Funding Corporation to support the William Street credit extension program.

CREDIT CONCENTRATIONS

Credit concentrations may arise from trading, underwriting and securities borrowing activities and may be impacted by changes in economic, industry or political factors. As of November 2004 and November 2003, the firm held U.S. government and federal agency obligations that represented 5% and 6% of the firm's total assets, respectively. In addition, most of the firm's securities purchased under agreements to resell are collateralized by U.S. government, federal agency and other sovereign obligations. As of November 2004 and November 2003, the firm did not have credit exposure to any other counterparty that exceeded 5% of the firm's total assets.

DERIVATIVE ACTIVITIES

Derivative contracts are instruments, such as futures, forwards, swaps or option contracts, which derive their value from underlying assets, indices, reference rates or a combination of these factors. Derivative instruments may be privately negotiated contracts, which are often referred to as OTC derivatives, or they may be listed and traded on an exchange. Derivatives may involve future commitments to purchase or sell financial instruments or commodities, or to exchange currency or interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, securities, commodities, currencies or indices.

Certain cash instruments, such as mortgage-backed securities, interest-only and principal-only obligations, and indexed debt instruments, are not considered derivatives even though their values or contractually required cash flows are derived from the price of some other security or index. However, certain commodity-related contracts are included in the firm's derivatives disclosure, as these contracts may be settled in cash or are readily convertible into cash.

Substantially all of the firm's derivative transactions are entered into for trading purposes, in order to facilitate customer transactions, to take proprietary positions or as a means of risk management. Risk exposures are managed through diversification, by controlling position sizes and by establishing hedges in related securities or derivatives. For example, the firm may hedge a portfolio of common stock by taking an offsetting position in a related equity-index futures contract. Gains and losses on derivatives used for trading purposes are generally included in "Trading and principal investments" in the consolidated statements of earnings.

In addition to derivative transactions entered into for trading purposes, the firm enters into derivative contracts to hedge its net investment in non-U.S. operations (see Note 2 for further information regarding the firm's policy on foreign currency translation) and to manage the interest rate and currency exposure on its long-term borrowings and certain short-term borrowings. To manage exposure on its borrowings, the firm uses derivatives to effectively convert a substantial portion of its long-term borrowings into U.S. dollar-based floating rate obligations. The firm applies fair-value hedge accounting to derivative contracts that hedge the benchmark interest rate (i.e., LIBOR) on its long-term borrowings.

Fair values of the firm's derivative contracts reflect cash paid or received pursuant to credit support agreements and are reported on a net-by-counterparty basis in the firm's consolidated statements of financial condition when management believes a legal right of setoff exists under an enforceable netting agreement. The fair value of derivative financial instruments, computed in accordance with the firm's netting policy, is set forth below:

	AS OF NOVEMBER			
	2004		2003	
(IN MILLIONS)	ASSETS	LIABILITIES	ASSETS	LIABILITIES
Forward settlement contracts	$13,137	$14,578	$ 8,134	$ 9,271
Swap agreements	34,727	30,836	25,471	17,317
Option contracts	14,631	18,587	12,128	15,298
Total	$62,495	$64,001	$45,733	$41,886

SECURITIZATION ACTIVITIES

The firm securitizes commercial and residential mortgages, home equity loans, government and corporate bonds, and other types of financial assets. The firm acts as underwriter of the beneficial interests that are sold to investors. The firm derecognizes financial assets transferred in securitizations provided it has relinquished control over such assets. Transferred assets are accounted for at fair value prior to securitization. Net revenues related to these underwriting activities are recognized in connection with the sales of the underlying beneficial interests to investors.

The firm may retain interests in securitized financial assets. Retained interests are accounted for at fair value and included in "Total financial instruments owned, at fair value" in the consolidated statements of financial condition.

During the years ended November 2004 and November 2003, the firm securitized $62.93 billion and $95.00 billion, respectively, of financial assets, including $21.24 billion and $70.89 billion, respectively, of agency mortgage-backed securities. Cash flows received on retained interests and other securitization cash flows were approximately $984 million and $1 billion for the years ended November 2004 and November 2003, respectively.

As of November 2004 and November 2003, the firm held $4.33 billion and $3.20 billion of retained interests, respectively, including $4.11 billion and $3.04 billion, respectively, held in QSPEs. As of November 2004 and November 2003, the fair value of $949 million and $1.05 billion, respectively, of retained interests was based on quoted market prices in active markets.

The following table sets forth the weighted average key economic assumptions used in measuring the fair value of $3.38 billion and $2.15 billion, respectively, as of November 2004 and November 2003, of retained interests for which fair value is based on alternative pricing sources with reasonable, little or no price transparency and the sensitivity of those fair values to immediate adverse changes of 10% and 20% in those assumptions:

	AS OF NOVEMBER 2004		AS OF NOVEMBER 2003	
	TYPE OF RETAINED INTERESTS		TYPE OF RETAINED INTERESTS	
($ IN MILLIONS)	MORTGAGE-BACKED	CORPORATE DEBT AND OTHER[3]	MORTGAGE-BACKED	CORPORATE DEBT AND OTHER[3]
Fair value of retained interests	$1,798	$1,578	$1,199	$954
Weighted average life (years)	4.2	3.7	3.8	3.4
Annual constant prepayment rate	21.5%	N/A	22.0%	N/A
Impact of 10% adverse change	$ (6)	$ —	$ (3)	$ —
Impact of 20% adverse change	(10)	—	(7)	—
Annual credit losses[1]	4.0%	4.1%	2.9%	1.3%
Impact of 10% adverse change[2]	$ (10)	$ (1)	$ (11)	$ (6)
Impact of 20% adverse change[2]	(14)	(2)	(19)	(11)
Annual discount rate	8.5%	4.9%	15.0%	8.3%
Impact of 10% adverse change	$ (39)	$ (24)	$ (27)	$ (6)
Impact of 20% adverse change	(75)	(48)	(51)	(11)

[1] Annual percentage credit loss is based only on positions in which expected credit loss is a key assumption in the determination of fair values.

[2] The impacts of adverse change take into account credit mitigants incorporated in the retained interests, including over collateralization and subordination provisions.

[3] Includes retained interests in bonds and other types of financial assets that are not subject to prepayment risk.

The preceding table does not give effect to the offsetting benefit of other financial instruments that are held to hedge risks inherent in these retained interests. Changes in fair value based on a 10% adverse variation in assumptions generally cannot be extrapolated because the relationship of the change in assumptions to the change in fair value is not usually linear. In addition, the impact of a change in a particular assumption is calculated independently of changes in any other assumption. In practice, simultaneous changes in assumptions might magnify or counteract the sensitivities disclosed above.

In addition to the retained interests described above, the firm also held interests in QSPEs, primarily agency mortgage-backed securities, purchased in connection with secondary market-making activities. These purchased interests approximated $5 billion and $6 billion as of November 2004 and November 2003, respectively.

In connection with the issuance of asset-repackaged notes to investors, the firm had derivative receivables from QSPEs, to which the firm has transferred assets, with a fair value of $126 million and $188 million as of November 2004 and November 2003, respectively. These receivables are collateralized by a first-priority interest in the assets held by each QSPE.

VARIABLE INTEREST ENTITIES (VIEs)

The firm, in the ordinary course of its business, retains interests in VIEs in connection with its securitization activities. The firm also purchases and sells variable interests in VIEs, primarily mortgage-backed and asset-backed interests, in connection with its market-making activities and makes investments in and loans to VIEs that hold performing and nonperforming debt, real estate and other assets. In addition, the firm utilizes VIEs to provide investors with credit-linked and asset-repackaged notes designed to meet their objectives.

VIEs generally purchase assets by issuing debt and equity instruments and through other contractual arrangements. In certain instances, the firm has provided guarantees to certain VIEs or holders of variable interests in these VIEs. In such cases, the maximum exposure to loss included in the tables set forth below is the notional amount of such guarantees. Such amounts do not represent anticipated losses in connection with these guarantees. The firm's variable interests in these VIEs include senior and subordinated debt; limited and general partnership interests; preferred and common stock; interest rate, foreign currency, equity, commodity and credit derivatives; guarantees; and residual interests in mortgage-backed and asset-backed securitization vehicles. Group Inc. generally is not directly or indirectly obligated to repay the debt and equity instruments and contractual arrangements entered into by these VIEs.

The following table sets forth the firm's total assets and maximum exposure to loss associated with its significant variable interests in consolidated VIEs where the firm does not hold a majority voting interest:

	AS OF NOVEMBER	
(IN MILLIONS)	2004	2003
VIE assets[1]	$5,197	$1,832
Maximum exposure to loss	782	145

[1] Consolidated VIE assets include assets financed by nonrecourse short-term and long-term debt. Nonrecourse debt is debt that Group Inc. is not directly or indirectly obligated to repay.

The following tables set forth total assets in nonconsolidated VIEs in which the firm holds significant variable interests and the firm's maximum exposure to loss associated with these interests:

	AS OF NOVEMBER 2004					
		MAXIMUM EXPOSURE TO LOSS				
(IN MILLIONS)	VIE ASSETS	PURCHASED INTERESTS	GUARANTEES	DERIVATIVES	LOANS AND INVESTMENTS	TOTAL
Mortgage-backed	$ 9,921	$153	$100	$ —	$ 992	$1,245
Asset repackagings and credit linked notes	5,138	16	—	341	180	537
Power-related	5,340	—	52	—	571	623
Other asset-backed	8,295	—	177	38	914	1,129
Total	$28,694	$169	$329	$379	$2,657	$3,534

	AS OF NOVEMBER 2003					
		MAXIMUM EXPOSURE TO LOSS				
(IN MILLIONS)	VIE ASSETS	PURCHASED INTERESTS	GUARANTEES	DERIVATIVES	LOANS AND INVESTMENTS	TOTAL
Mortgage-backed	$1,648	$24	$ —	$ —	$ 507	$ 531
Asset repackagings and credit linked notes	377	5	—	100	—	105
Power-related	520	—	56	—	21	77
Other asset-backed	5,720	60	180	—	899	1,139
Total	$8,265	$89	$236	$100	$1,427	$1,852

SECURED BORROWING AND LENDING ACTIVITIES

The firm obtains secured short-term financing principally through the use of repurchase agreements and securities lending agreements to obtain securities for settlement, finance inventory positions and meet customers' needs. In these transactions, the firm either provides or receives collateral, including cash, U.S. government, federal agency, mortgage-backed, investment-grade foreign sovereign obligations, equity securities, convertible bonds, letters of credit and corporate bonds.

The firm receives collateral in connection with resale agreements, securities lending transactions, derivative transactions, customer margin loans and other secured lending activities. In many cases, the firm is permitted to sell or repledge securities held as collateral. These securities may be used to secure repurchase agreements, enter into securities lending or derivative transactions, or cover short positions. As of November 2004 and November 2003, the fair value of securities received as collateral by the firm that it was permitted to sell or repledge was $511.98 billion and $410.01 billion, respectively, of which the firm sold or repledged $451.79 billion and $350.57 billion, respectively.

The firm also pledges its own assets to collateralize repurchase agreements and other secured financings. As of November 2004 and November 2003, the carrying value of securities included in "Financial instruments owned, at fair value" that had been loaned or pledged to counterparties that did not have the right to sell or repledge was $46.86 billion and $47.39 billion, respectively.

NOTE **4**

Short-Term Borrowings

The firm obtains secured and unsecured short-term borrowings primarily through issuance of promissory notes, commercial paper and bank loans. As of November 2004 and November 2003, secured short-term borrowings were $8.56 billion and $3.32 billion, respectively, and unsecured short-term borrowings were $46.40 billion and $40.88 billion, respectively. Short-term borrowings also include the portion of long-term borrowings maturing within one year and certain long-term borrowings that may be redeemable within one year at the option of the holder. The carrying value of these short-term obligations approximates fair value due to their short-term nature.

Short-term borrowings are set forth below:

(IN MILLIONS)	AS OF NOVEMBER 2004	2003
Promissory notes	$19,513	$24,119
Commercial paper	4,355	4,767
Bank loans and other	13,474	8,183
Current portion of long-term borrowings	17,617	7,133
Total[1]	$54,959	$44,202

[1] As of November 2004 and November 2003, the weighted average interest rates for short-term borrowings, including commercial paper, were 2.73% and 1.48%, respectively. The weighted average interest rates, after giving effect to hedging activities, were 2.30% and 1.25% as of November 2004 and November 2003, respectively.

NOTE **5**

Long-Term Borrowings

The firm obtains secured and unsecured long-term borrowings, which consist principally of senior borrowings with maturities extending to 2034. As of November 2004 and November 2003, secured long-term borrowings were $12.09 billion and $6.04 billion, respectively, and unsecured long-term borrowings were $68.61 billion and $51.44 billion, respectively.

Long-term borrowings are set forth below:

(IN MILLIONS)	AS OF NOVEMBER 2004	2003
Fixed rate obligations[1]		
U.S. dollar	$32,078	$28,242
Non-U.S. dollar	12,553	8,703
Floating rate obligations[2]		
U.S. dollar	26,033	13,269
Non-U.S. dollar	10,032	7,268
Total	$80,696	$57,482

[1] As of November 2004 and November 2003, interest rates on U.S. dollar fixed rate obligations ranged from 2.85% to 12.00% and from 4.13% to 12.00%, respectively. As of both November 2004 and November 2003, interest rates on non-U.S. dollar fixed rate obligations ranged from 0.70% to 8.88%.

[2] Floating interest rates generally are based on LIBOR, the U.S. Treasury bill rate or the federal funds rate. Certain equity-linked and indexed instruments are included in floating rate obligations.

Nonrecourse debt is debt that Group Inc. is not directly or indirectly obligated to repay. Long-term borrowings include nonrecourse debt issued by the following subsidiaries:

(IN MILLIONS)	AS OF NOVEMBER 2004	2003
William Street Funding Corporation	$ 5,144	$3,173
Variable interest entities	4,546	1,635
Other subsidiaries[1]	2,364	622
Total	$12,054	$5,430

[1] Includes $978 million and $583 million of nonrecourse debt issued by the firm's consolidated power plant operations as of November 2004 and November 2003, respectively.

Long-term borrowings by fiscal maturity date are set forth below:

	AS OF NOVEMBER					
	2004[1][2]			2003[1][2]		
(IN MILLIONS)	U.S. DOLLAR	NON-U.S. DOLLAR	TOTAL	U.S. DOLLAR	NON-U.S. DOLLAR	TOTAL
2005	$ —	$ —	$ —	$ 7,854	$ 4,598	$12,452
2006	10,691	2,616	13,307	6,133	1,576	7,709
2007	7,116	948	8,064	1,274	564	1,838
2008	4,626	3,179	7,805	3,105	2,546	5,651
2009	9,061	4,116	13,177	5,317	1,100	6,417
2010-thereafter	26,617	11,726	38,343	17,828	5,587	23,415
Total	$58,111	$22,585	$80,696	$41,511	$15,971	$57,482

[1] Long-term borrowings maturing within one year and certain long-term borrowings that may be redeemable within one year at the option of the holder are included as short-term borrowings in the consolidated statements of financial condition.

[2] Long-term borrowings repayable at the option of the firm are reflected at their contractual maturity dates. Certain long-term borrowings that may be redeemable prior to maturity at the option of the holder are reflected at the dates such options become exercisable.

The firm enters into derivative contracts, such as interest rate futures contracts, interest rate swap agreements, currency swap agreements and equity-linked contracts, to effectively convert a substantial portion of its long-term borrowings into U.S. dollar-based floating rate obligations. Accordingly, the aggregate carrying value of these long-term borrowings and related hedges approximates fair value.

The effective weighted average interest rates for long-term borrowings, after hedging activities, are set forth below:

	AS OF NOVEMBER			
	2004		2003	
($ IN MILLIONS)	AMOUNT	RATE	AMOUNT	RATE
Fixed rate obligations	$ 2,383	6.56%	$ 1,517	7.43%
Floating rate obligations	78,313	2.48	55,965	1.79
Total	$80,696	2.60	$57,482	1.94

DEFERRABLE INTEREST JUNIOR SUBORDINATED DEBENTURES

In February 2004, Goldman Sachs Capital I (the Trust), a wholly owned Delaware statutory trust, was formed by the firm for the exclusive purposes of (i) issuing $2.75 billion of guaranteed preferred beneficial interests and $85 million of common beneficial interests in the Trust, (ii) investing the proceeds from the sale to purchase junior subordinated debentures from Group Inc. and (iii) engaging in only those other activities necessary or incidental to these purposes. The preferred beneficial interests were purchased by third parties, and, as of November 2004, the firm held all of the common beneficial interests.

The Trust is a wholly owned finance subsidiary of the firm for legal and regulatory purposes. However, for accounting purposes, under FIN No. 46-R, the Trust is not a consolidated subsidiary of the firm because the firm's ownership of the common beneficial interest is not considered at risk, since the Trust's principal asset is the $2.84 billion of junior subordinated debentures issued by the firm. The firm pays interest semiannually on these debentures at an annual rate of 6.345% and the debentures mature on February 15, 2034. The coupon rate and payment dates applicable to the beneficial interests are the same as the interest rate and payment dates applicable to the debentures. See Note 6 for further information regarding the firm's guarantee of the preferred beneficial interests issued by the Trust.

The firm has the right, from time to time, to defer payment of interest on the junior subordinated debentures, and, therefore, cause payment of dividends on the Trust's preferred beneficial interests to be deferred, in each case for up to ten consecutive semiannual periods, and during any such extension period Group Inc. will not be permitted to, among other things, pay dividends on or make certain repurchases of its common stock. The Trust is not permitted to pay any distributions on the common beneficial interests held by the firm unless all dividends payable on the preferred beneficial interests have been paid in full.

NOTE **6**

Commitments, Contingencies and Guarantees

COMMITMENTS

The firm had commitments to enter into forward secured financing transactions, including certain repurchase and resale agreements and secured borrowing and lending arrangements, of $48.32 billion and $35.25 billion as of November 2004 and November 2003, respectively.

In connection with its lending activities, the firm had outstanding commitments of $27.72 billion and $15.83 billion as of November 2004 and November 2003, respectively. The firm's commitments to extend credit are agreements to lend to counterparties that have fixed termination dates and are contingent on all conditions to borrowing set forth in the contract having been met. Since these commitments may expire unused, the total commitment amount does not necessarily reflect the actual future cash flow requirements.

As of November 2004 and November 2003, $9.40 billion and $4.32 billion, respectively, of the firm's outstanding commitments to extend credit have been issued through the William Street credit extension program. These commitments were primarily issued through William Street Commitment Corporation (Commitment Corp), a consolidated wholly owned subsidiary of Group Inc. Another consolidated wholly owned subsidiary, William Street Funding Corporation (Funding Corp), was formed to raise funding to support the William Street credit extension program. Commitment Corp and Funding Corp are each separate corporate entities, with assets and liabilities that are legally separated from the other assets and liabilities of the firm. Accordingly, the assets of Commitment Corp and of Funding Corp will not be available to their respective shareholders until the claims of their respective creditors have been paid. In addition, no affiliate of either Commitment Corp or Funding Corp, except in limited cases as expressly agreed in writing, is responsible for any obligation of either entity. Substantially all of the credit risk associated with these commitments has been covered by credit loss protection provided to the firm by SMFG. The firm has also hedged the credit risk of certain non-William Street commitments using a variety of other financial instruments.

The firm provides letters of credit issued by various banks to counterparties in lieu of securities or cash to satisfy various collateral and margin deposit requirements. Letters of credit outstanding were $11.15 billion and $12.60 billion as of November 2004 and November 2003, respectively.

The firm acts as an investor in merchant banking transactions, which includes making long-term investments in equity and debt securities in privately negotiated transactions, corporate acquisitions and real estate transactions. In connection with these activities, the firm had commitments to invest up to $1.04 billion and $1.38 billion in corporate and real estate investment funds as of November 2004 and November 2003, respectively.

The firm had construction-related commitments of $107 million and $87 million as of November 2004 and November 2003, respectively, and other purchase commitments of $242 million and $255 million as of November 2004 and November 2003, respectively.

As of November 2004, the firm had entered into a contract to acquire interests in power plants and related businesses from National Energy & Gas Transmission, Inc., including additional interests in some of the same power plants and a natural gas pipeline in which Cogentrix Energy, Inc., a wholly owned subsidiary of the firm, already holds interests, for approximately $550 million.

The firm has contractual obligations under long-term noncancelable lease agreements, principally for office space, expiring on various dates through 2029. Certain agreements are subject to periodic escalation provisions for increases in real estate taxes and other charges. Future minimum rental payments, net of minimum sublease rentals, and rent charged to operating expense for the last three years are set forth below:

(IN MILLIONS)	
Minimum rental payments	
2005	$ 359
2006	357
2007	319
2008	299
2009	301
2010-thereafter	1,884
Total	$3,519
Net rent expense	
2002	$ 359
2003	360
2004	356

CONTINGENCIES

The firm is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. Management believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the firm's financial condition, but may be material to the firm's operating results for any particular period, depending, in part, upon the operating results for such period. Given the inherent difficulty of predicting the outcome of the firm's litigation matters, particularly in cases in which claimants seek substantial or indeterminate damages, the firm cannot estimate losses or ranges of losses for cases where there is only a reasonable possibility that a loss may have been incurred.

GUARANTEES

The firm enters into various derivative contracts that meet the definition of a guarantee under FIN No. 45. Such derivative contracts include credit default swaps, written equity and commodity put options, written currency contracts and interest rate caps, floors and swaptions. FIN No. 45 does not require disclosures about derivative contracts if such contracts may be cash settled and the firm has no basis to conclude it is probable that the counterparties held, at inception, the underlying instruments related to the derivative contracts. The firm has concluded that these conditions have been met, for certain large, internationally active commercial and investment bank end users and certain other users. Accordingly, the firm has not included such contracts in the tables below.

The firm, in its capacity as an agency lender, occasionally indemnifies securities lending customers against losses incurred in the event that borrowers do not return securities and the collateral held is insufficient to cover the market value of the securities borrowed. In relation to certain asset sales and securitization transactions, the firm guarantees the collection of contractual cash flows. In connection with its merchant banking activities, the firm may issue loan guarantees to secure financing and to obtain preferential terms. In addition, the firm provides letters of credit and other guarantees, on a limited basis, to enable clients to enhance their credit standing and complete transactions.

In connection with the firm's establishment of the Trust, Group Inc. effectively provided for the full and unconditional guarantee of the beneficial interests in the Trust held by third parties. Timely payment by Group Inc. of interest on the junior subordinated debentures and other amounts due and performance of its other obligations under the transaction documents will be sufficient to cover payments due by the Trust on its beneficial interests. As a result, management believes that it is unlikely the firm will have to make payments related to the Trust other than those required under the junior subordinated debentures and in connection with certain expenses incurred by the Trust.

The following tables set forth certain information about the firm's derivative contracts that meet the definition of a guarantee and certain other guarantees as of November 2004 and November 2003:

	AS OF NOVEMBER 2004					
		MAXIMUM PAYOUT/NOTIONAL AMOUNT BY PERIOD OF EXPIRATION[4]				
(IN MILLIONS)	CARRYING VALUE	2005	2006-2007	2008-2009	2010-THEREAFTER	TOTAL
Derivatives[1]	$6,752	$269,246	$96,829	$175,910	$349,789	$891,774
Securities lending indemnifications[2]	—	14,737	—	—	—	14,737
Guarantees of trust preferred beneficial interest[3]	—	174	349	349	7,025	7,897
Guarantee of the collection of contractual cash flows	16	47	162	57	20	286
Merchant banking fund-related commitments	—	19	41	—	5	65
Letters of credit and other guarantees	44	93	123	9	80	305

(1) The carrying value of $6.75 billion excludes the effect of a legal right of setoff that may exist under an enforceable netting agreement.

(2) Collateral held in connection with securities lending indemnifications was $15.28 billion as of November 2004.

(3) Includes the guarantee of all payments scheduled to be made over the life of the Trust, which could be shortened in the event the firm redeemed the junior subordinated debentures issued to fund the Trust (see Note 5 for further information regarding the Trust).

(4) Such amounts do not represent the anticipated losses in connection with these contracts.

	AS OF NOVEMBER 2003					
		MAXIMUM PAYOUT/NOTIONAL AMOUNT BY PERIOD OF EXPIRATION[3]				
(IN MILLIONS)	CARRYING VALUE	2004	2005-2006	2007-2008	2009-THEREAFTER	TOTAL
Derivatives[1]	$7,639	$216,038	$87,843	$126,385	$163,721	$593,987
Securities lending indemnifications[2]	—	7,955	—	—	—	7,955
Guarantee of the collection of contractual cash flows	16	827	708	3	5	1,543
Merchant banking fund-related commitments	—	44	20	2	2	68
Letters of credit and other guarantees	89	89	25	1	82	197

(1) The carrying value of $7.64 billion excludes the effect of a legal right of setoff that may exist under an enforceable netting agreement.

(2) Collateral held in connection with securities lending indemnifications was $8.23 billion as of November 2003.

(3) Such amounts do not represent the anticipated losses in connection with these contracts.

In the normal course of its business, the firm indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the firm or its affiliates. The firm also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. In addition, the firm is a member of payment, clearing and settlement networks as well as securities exchanges around the world that may require the firm to meet the obligations of such networks and exchanges in the event of member defaults. In connection with its prime brokerage and clearing businesses, the firm may agree to clear and settle on behalf of its clients the transactions entered into by them with other brokerage firms. The firm's obligations in respect of such transactions are secured by the assets in the client's account as well as any proceeds received from the transactions cleared and settled by the firm on behalf of the client. In connection with joint venture investments, the firm may issue loan guarantees under which it may be liable in the event of fraud, misappropriation, environmental liabilities and certain other matters involving the borrower. The firm is unable to develop an estimate of the maximum payout under these guarantees and indemnifications. However, management believes that it is unlikely the firm will have to make material payments under these arrangements, and no liabilities related to these guarantees and indemnifications have been recognized in the consolidated statements of financial condition as of November 2004 and November 2003.

The firm provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The firm may also provide indemnifications protecting against changes in or adverse application of certain U.S. tax laws in connection with ordinary-course transactions such as securities issuances, borrowings or derivatives. In addition, the firm may provide indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or an adverse application of certain non-U.S. tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. Generally, there are no stated or notional amounts included in these indemnifications, and the contingencies triggering the obligation to indemnify are not expected to occur. The firm is unable to develop an estimate of the maximum payout under these guarantees. However, management believes that it is unlikely the firm will have to make material payments under these arrangements, and no liabilities related to these arrangements have been recognized in the consolidated statements of financial condition as of November 2004 and November 2003.

NOTE 7

Shareholders' Equity

Dividends declared per common share were $1.00 in 2004, $0.74 in 2003 and $0.48 in 2002. On December 15, 2004, the Board of Directors of Group Inc. (the Board) declared a dividend of $0.25 per share to be paid on February 24, 2005 to common shareholders of record on January 25, 2005.

During 2004 and 2003, the firm repurchased 18.7 million shares and 12.2 million shares of the firm's common stock, respectively. The average price paid per share for repurchased shares was $96.29 and $76.83 for the years ended November 2004 and November 2003, respectively. In addition, to satisfy minimum statutory employee tax withholding requirements related to the delivery of shares underlying restricted stock units, the firm cancelled 9.1 million restricted stock units at an average price of $95.20 per unit in 2004. On January 30, 2004, the Board authorized the repurchase of an additional 15.0 million shares of common stock pursuant to the firm's existing repurchase program. As of November 2004, the firm was authorized to repurchase up to 6.4 million additional shares of common stock pursuant to the firm's repurchase program.

NOTE 8

Earnings Per Share

The computations of basic and diluted EPS are set forth below:

(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	YEAR ENDED NOVEMBER 2004	2003	2002
Numerator for basic and diluted EPS — earnings available to common shareholders	$4,553	$3,005	$2,114
Denominator for basic EPS — weighted average number of common shares	489.5	488.4	495.6
Effect of dilutive securities			
Restricted stock units	9.6	16.0	22.1
Stock options	11.4	7.5	7.4
Dilutive potential common shares	21.0	23.5	29.5
Denominator for diluted EPS — weighted average number of common shares and dilutive potential common shares [1]	510.5	511.9	525.1
Basic EPS	$ 9.30	$ 6.15	$ 4.27
Diluted EPS	8.92	5.87	4.03

[1] The diluted EPS computations do not include the antidilutive effect of the following options:

(IN MILLIONS)	YEAR ENDED NOVEMBER 2004	2003	2002
Number of antidilutive options, end of period	1	27	28

NOTE 9

Goodwill and Identifiable Intangible Assets

GOODWILL

As of November 2004 and November 2003, goodwill of $3.18 billion and $3.16 billion, respectively, was included in "Other assets" in the consolidated statements of financial condition.

IDENTIFIABLE INTANGIBLE ASSETS

The following table sets forth the gross carrying amount, accumulated amortization and net carrying amount of identifiable intangible assets:

(IN MILLIONS)		AS OF NOVEMBER 2004	AS OF NOVEMBER 2003
Customer lists[1]	Gross carrying amount	$1,021	$1,021
	Accumulated amortization	(193)	(141)
	Net carrying amount	$ 828	$ 880
New York Stock Exchange (NYSE) specialist rights	Gross carrying amount	$ 714	$ 714
	Accumulated amortization	(107)	(78)
	Net carrying amount	$ 607	$ 636
Exchange-traded fund (ETF) and option specialist rights	Gross carrying amount	$ 145 [3]	$ 312
	Accumulated amortization	(24)[3]	(182)
	Net carrying amount	$ 121	$ 130
Other[2]	Gross carrying amount	$ 298 [3]	$ 351
	Accumulated amortization	(165)[3]	(177)
	Net carrying amount	$ 133	$ 174
Total	Gross carrying amount	$2,178	$2,398
	Accumulated amortization	(489)	(578)[4]
	Net carrying amount	$1,689	$1,820

[1] Primarily includes the firm's clearance and execution and Nasdaq customer lists acquired in the firm's combination with SLK LLC (SLK) and financial counseling customer lists acquired in the firm's combination with The Ayco Company, L.P.

[2] Primarily includes technology-related assets acquired in the firm's combination with SLK.

[3] Gross carrying amount and accumulated amortization exclude amounts related to assets that were no longer in service at the beginning of the period.

[4] Accumulated amortization includes $188 million of impairment charges primarily related to option specialist rights.

Identifiable intangible assets are amortized over their estimated useful lives. The weighted average remaining life of the firm's identifiable intangibles is approximately 17 years. There were no identifiable intangible assets that were considered to be indefinite-lived and, therefore, not subject to amortization.

Amortization expense associated with identifiable intangible assets was $125 million, $319 million (including $188 million of impairment charges) and $127 million for the fiscal years ended November 2004, November 2003 and November 2002, respectively.

Estimated future amortization expense for existing identifiable intangible assets is set forth below:

(IN MILLIONS)	
2005	$123
2006	123
2007	118
2008	91
2009	90

NOTE 10

Other Assets and Other Liabilities

Other assets are generally less liquid, nonfinancial assets. The following table sets forth the firm's other assets by type:

(IN MILLIONS)	AS OF NOVEMBER 2004	AS OF NOVEMBER 2003
Goodwill and identifiable intangible assets[1]	$ 4,871	$ 4,982
Property, leasehold improvements and equipment	4,083	3,527
Equity-method investments and joint ventures	2,447	2,159
Prepaid assets and deposits	767	376
Net deferred tax assets[2]	626	1,420
Miscellaneous receivables and other	2,349	1,463
Total	$15,143	$13,927

[1] See Note 9 for further information regarding the firm's goodwill and identifiable intangible assets.

[2] See Note 13 for further information regarding the firm's income taxes.

Other liabilities and accrued expenses primarily includes compensation and benefits, minority interest in certain consolidated entities, litigation liabilities, tax-related payables, deferred revenue and other payables. The following table sets forth the firm's other liabilities and accrued expenses by type:

(IN MILLIONS)	AS OF NOVEMBER 2004	AS OF NOVEMBER 2003
Compensation and benefits	$ 5,571	$3,956
Minority interest	1,809	1,281
Accrued expenses and other	2,980	2,907
Total	$10,360	$8,144

NOTE 11

Employee Benefit Plans

The firm sponsors various pension plans and certain other postretirement benefit plans, primarily healthcare and life insurance, which cover most employees worldwide. The firm also provides certain benefits to former or inactive employees prior to retirement. A summary of these plans is set forth below.

DEFINED BENEFIT PENSION PLANS AND POSTRETIREMENT PLANS

The firm maintains a defined benefit pension plan for substantially all U.S. employees. As of November 2004, this plan has been closed to new participants and no further benefits will be accrued to existing participants. Employees of certain non-U.S. subsidiaries participate in various local defined benefit plans. These plans generally provide benefits based on years of credited service and a percentage of the employee's eligible compensation. In addition, the firm has unfunded postretirement benefit plans that provide medical and life insurance for eligible retirees, employees and dependents in the United States.

The following table provides a summary of the changes in the plans' benefit obligations and the fair value of assets for November 2004 and November 2003 and a statement of the funded status of the plans as of November 2004 and November 2003:

	AS OF OR FOR THE YEAR ENDED NOVEMBER					
	2004			2003		
(IN MILLIONS)	U.S. PENSION	NON-U.S. PENSION	POST-RETIREMENT	U.S. PENSION	NON-U.S. PENSION	POST-RETIREMENT
Benefit obligation						
Balance, beginning of year	$294	$335	$ 196	$162	$245	$ 184
Business combination	—	—	—	75	—	1
Service cost	10	44	9	8	41	8
Interest cost	18	16	12	13	12	12
Plan amendments	—	(2)	—	—	—	—
Actuarial loss/(gain)	37	58	4	39	22	(3)
Benefits paid	(4)	(14)	(6)	(3)	(13)	(6)
Effect of foreign exchange rates	—	37	—	—	28	—
Balance, end of year	$355	$474	$ 215	$294	$335	$ 196
Fair value of plan assets						
Balance, beginning of year	$277	$304	$ —	$167	$206	$ —
Business combination	—	—	—	45	—	—
Actual return on plan assets	25	26	—	31	27	—
Firm contributions	20	34	6	37	58	6
Benefits paid	(4)	(14)	(6)	(3)	(13)	(6)
Effect of foreign exchange rates	—	32	—	—	26	—
Balance, end of year	$318	$382	$ —	$277	$304	$ —
Prepaid/(accrued) benefit cost						
Funded status	$ (37)	$ (92)	$(215)	$ (17)	$ (31)	$(196)
Unrecognized loss	108	152	58	90	89	56
Unrecognized transition (asset)/obligation	(22)	6	1	(26)	15	2
Unrecognized prior service cost	—	3	14	—	3	22
Adjustment to recognize additional minimum liability	—	(1)	—	—	—	—
Prepaid/(accrued) benefit cost	$ 49	$ 68	$(142)	$ 47	$ 76	$(116)

The accumulated benefit obligation for all defined benefit plans was $742 million and $560 million as of November 2004 and November 2003, respectively.

For plans in which the accumulated benefit obligation exceeded plan assets, the aggregate projected benefit obligation and accumulated benefit obligation was $184 million and $154 million, respectively, as of November 2004, and $160 million and $139 million, respectively, as of November 2003. The fair value of plan assets for each of these plans was $104 million and $97 million as of November 2004 and November 2003, respectively.

The components of pension expense/(income) and postretirement expense are set forth below:

(IN MILLIONS)	YEAR ENDED NOVEMBER 2004	2003	2002
U.S. pension			
Service cost	$ 10	$ 8	$ 6
Interest cost	18	13	10
Expected return on plan assets	(23)	(16)	(12)
Net amortization	5	5	(2)
Total	$ 10	$ 10	$ 2
Non-U.S. pension			
Service cost	$ 44	$ 41	$ 37
Interest cost	16	12	9
Expected return on plan assets	(20)	(15)	(12)
Net amortization	8	8	4
Total	$ 48	$ 46	$ 38
Postretirement			
Service cost	$ 9	$ 8	$ 8
Interest cost	12	12	9
Expected return on plan assets	—	—	(1)
Net amortization	11	11	10
Total	$ 32	$ 31	$ 26

The weighted average assumptions used to develop net periodic pension cost and the actuarial present value of the projected benefit obligation are set forth below. These assumptions represent a weighted average of the assumptions used for the U.S. and non-U.S. plans and are based on the economic environment of each applicable country.

	YEAR ENDED NOVEMBER 2004	2003	2002
Defined benefit pension plans			
U.S. pension—projected benefit obligation			
Discount rate	5.50%	6.00%	6.75%
Rate of increase in future compensation levels	N/A	5.00	5.00
U.S. pension—net periodic benefit cost			
Discount rate	6.00	6.59[1]	7.00
Rate of increase in future compensation levels	5.00	5.00	5.00
Expected long-term rate of return on plan assets	8.50	8.50	8.50
Non-U.S. pension—projected benefit obligation			
Discount rate	4.63	4.76	4.78
Rate of increase in future compensation levels	4.49	4.37	4.14
Non-U.S. pension—net periodic benefit cost			
Discount rate	4.76	4.78	4.93
Rate of increase in future compensation levels	4.37	4.14	4.11
Expected long-term rate of return on plan assets	6.25	5.86	5.74
Postretirement plans—projected benefit obligation			
Discount rate	5.50%	6.00%	6.75%
Rate of increase in future compensation levels	N/A	5.00	5.00
Postretirement plans—net periodic benefit cost			
Discount rate	6.00	6.75[1]	7.00
Rate of increase in future compensation levels	5.00	5.00	5.00
Expected long-term rate of return on plan assets	—	—	8.50

[1] Includes plan added in connection with business combination.

The firm's approach in determining the long-term rate of return for plan assets is based upon historical financial market relationships that have existed over time with the presumption that this trend will generally remain constant in the future.

For measurement purposes, an annual growth rate in the per capita cost of covered healthcare benefits of 12.53% was assumed for the fiscal year ending November 2005. The rate was assumed to decrease ratably to 5.00% for the fiscal year ending November 2009 and remain at that level thereafter.

The assumed cost of healthcare has an effect on the amounts reported for the firm's postretirement plans. A 1% change in the assumed healthcare cost trend rate would have the following effects:

	1% INCREASE		1% DECREASE	
(IN MILLIONS)	2004	2003	2004	2003
Cost	$ 5	$ 4	$ (4)	$ (3)
Obligation	37	33	(29)	(26)

The following table sets forth the composition of plan assets for the U.S. and non-U.S. defined benefit pension plans by asset category:

	AS OF NOVEMBER			
	2004		2003	
	U.S. PENSION	NON-U.S. PENSION	U.S. PENSION	NON-U.S. PENSION
Equity securities	66%	66%	61%	70%
Debt securities	22	8	25	11
Other	12	26	14	19
Total	100%	100%	100%	100%

The investment approach of the firm's U.S. and major non-U.S. defined benefit pension plans involves employing a sufficient level of flexibility to capture investment opportunities as they occur, while maintaining reasonable parameters to ensure that prudence and care are exercised in the execution of the investment programs. The plans employ a total return on investment approach, whereby a mix, which is broadly similar to the actual asset allocation as of November 2004, of equity securities, debt securities and other assets is targeted to maximize the long-term return on assets for a given level of risk. Investment risk is measured and monitored on an ongoing basis by the firm's Retirement Committee through periodic portfolio reviews, meetings with investment managers and annual liability measurements.

The firm will contribute a minimum of $5 million to its pension plans and $7 million to its postretirement plans in fiscal 2005.

The following table sets forth benefits projected to be paid from the firm's U.S. and non-U.S. defined benefit pension and postretirement plans and reflects expected future service, where appropriate:

(IN MILLIONS)	U.S. PENSION	NON-U.S. PENSION	POST-RETIREMENT
2005	$ 6	$ 5	$ 7
2006	6	6	7
2007	7	6	8
2008	8	6	8
2009	9	6	9
2010-2014	62	33	49

DEFINED CONTRIBUTION PLANS

The firm contributes to employer-sponsored U.S. and non-U.S. defined contribution plans. The firm's contribution to these plans was $189 million, $199 million and $154 million for the years ended November 2004, November 2003 and November 2002, respectively.

The firm maintained a nonqualified defined contribution plan (the Plan) for certain senior employees. Shares of common stock contributed to the Plan and outstanding as of November 2004 were 0.1 million. Remaining shares were distributed to participants and there were no remaining assets in the plan as of January 2005. Plan expense was immaterial for the years ended November 2004, November 2003 and November 2002.

NOTE **12**

Employee Incentive Plans

STOCK INCENTIVE PLAN

The firm sponsors a stock incentive plan, The Goldman Sachs Amended and Restated Stock Incentive Plan (the Amended SIP), which provides for grants of incentive stock options, nonqualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units and other stock-based awards. In the second quarter of fiscal 2003, the Amended SIP was approved by the firm's shareholders, effective for grants after April 1, 2003, and no further awards were or will be made under the original plan after that date, although awards granted under the original plan prior to that date remain outstanding.

The total number of shares of common stock that may be issued under the Amended SIP through fiscal 2008 may not exceed 250 million shares and, in each fiscal year thereafter, may not exceed 5% of the issued and outstanding shares of common stock, determined as of the last day of the immediately preceding fiscal year, increased by the number of shares available for awards in previous fiscal years but not covered by awards granted in such years. As of November 2004 and November 2003, 218.9 million and 236.8 million shares, respectively, were available for grant under the Amended SIP, after taking into account stock-based compensation awards that were issued subsequent to year end, as part of year-end compensation.

OTHER COMPENSATION ARRANGEMENTS

In November 2004, the firm adopted new deferred compensation plans for eligible employees for fiscal 2005. In general, under the plans, participants will be able to defer payment of a portion of their cash year-end compensation. During the deferral period, participants will be able to nominally invest their deferrals in certain alternatives available under the plans. Generally, under current tax law, participants will not be subject to income tax on amounts deferred or on any notional investment earnings until the returns are distributed, and the firm will not be entitled to a corresponding tax deduction until the amounts are distributed.

In November 2004, the firm adopted a discount stock program through which eligible senior executives may acquire restricted stock units in fiscal 2005 under the firm's Amended SIP at an effective 25% discount. The 25% discount is effected by an additional grant of restricted stock units equal to one-third of the number of restricted stock units purchased by qualifying participants. The purchased restricted stock units will be 100% vested when granted, but the shares underlying them will not be able to be sold or transferred (other than to satisfy tax obligations) before the third anniversary of the grant date. The remaining shares underlying the restricted stock units will generally vest in equal installments on the second and third anniversaries following the grant date and will not be transferable before the third anniversary of the grant date.

RESTRICTED STOCK UNITS

The firm issued restricted stock units to employees under the Amended SIP, primarily in connection with year-end compensation and acquisitions. Of the total restricted stock units outstanding as of November 2004 and November 2003, (i) 24.9 million units and 24.5 million units, respectively, required future service as a condition to the delivery of the underlying shares of common stock and (ii) 13.0 million units and 23.3 million units, respectively, did not require future service.

In all cases, delivery of the underlying shares of common stock is conditioned on the grantees satisfying certain other requirements outlined in the award agreements. The activity related to these restricted stock units is set forth below:

	RESTRICTED STOCK UNITS OUTSTANDING	
	NO FUTURE SERVICE REQUIRED	FUTURE SERVICE REQUIRED
Outstanding, November 2001	25,629,933	41,669,062
Granted[1]	1,484,153	4,855,553
Forfeited	(591,957)	(3,135,134)
Delivered	(21,700,672)	—
Vested	13,494,481	(13,494,481)
Outstanding, November 2002	18,315,938	29,895,000
Granted[1]	3,615,366	9,357,593
Forfeited	(179,708)	(1,886,420)
Delivered	(11,261,989)	—
Vested	12,824,458	(12,824,458)
Outstanding, November 2003	23,314,065	24,541,715
Granted[1]	6,629,717	11,253,970
Forfeited	(142,163)	(879,420)
Delivered	(26,806,448)	—
Vested	10,032,240	(10,032,240)
Outstanding, November 2004	13,027,411	24,884,025

(1) Includes restricted stock units granted to employees subsequent to year end as part of year-end compensation.

Total employee stock compensation expense, net of forfeitures, was $1.22 billion, $711 million and $645 million for the years ended November 2004, November 2003 and November 2002, respectively.

STOCK OPTIONS

As of November 2004, all stock options granted to employees in May of 1999 in connection with the firm's initial public offering are fully vested and exercisable. Stock options granted to employees subsequent to the firm's initial public offering generally vest as outlined in the applicable stock option agreement and first become exercisable on the third anniversary of the grant date. All employee stock option agreements provide that vesting is accelerated in certain circumstances, such as upon retirement, death and extended absence. In general, all stock options expire on the tenth anniversary of the grant date, although they may be subject to earlier termination or cancellation in certain circumstances in accordance with the terms of the Amended SIP and the applicable stock option agreement. The dilutive effect of the firm's outstanding stock options is included in "Average common shares outstanding—Diluted," in the consolidated statements of earnings.

The activity related to these stock options is set forth below:

	OPTIONS OUTSTANDING	WEIGHTED AVERAGE EXERCISE PRICE	WEIGHTED AVERAGE REMAINING LIFE (YEARS)
Outstanding, November 2001	84,366,885	$73.04	8.65
Granted[1]	15,908,162	79.16	
Exercised	(1,138,087)	52.78	
Forfeited	(4,867,859)	68.77	
Outstanding, November 2002	94,269,101	74.53	8.08
Granted[1]	902,511	95.81	
Exercised	(2,686,955)	52.76	
Forfeited	(3,428,692)	73.08	
Outstanding, November 2003	89,055,965	75.47	7.17
Granted	22,500	96.08	
Exercised	(9,025,867)	57.80	
Forfeited	(1,496,863)	81.00	
Outstanding, November 2004	78,555,735	77.40	6.33
Exercisable, November 2004	37,387,049	$66.48	5.16

[1] Includes stock options granted to employees subsequent to year end as part of year-end compensation.

The options outstanding as of November 2004 are set forth below:

EXERCISE PRICE	OPTIONS OUTSTANDING	WEIGHTED AVERAGE EXERCISE PRICE	WEIGHTED AVERAGE REMAINING LIFE (YEARS)
$45.00–$ 59.99	20,770,884	$52.96	4.44
60.00– 74.99	—	—	—
75.00– 89.99	30,339,112	81.02	6.95
90.00– 104.99	27,445,739	91.89	7.08
Outstanding, November 2004	78,555,735		

The weighted average fair value of options granted during fiscal 2004, fiscal 2003 and fiscal 2002 was $32.22 per option, $31.31 per option and $27.38 per option, respectively. Fair value was estimated as of the grant date based on a binomial option-pricing model using the following weighted average assumptions:

	YEAR ENDED NOVEMBER		
	2004	2003	2002
Risk-free interest rate	3.4%	3.4%	3.5%
Expected volatility	35.0	35.0	35.0
Dividend yield	1.0	1.0	0.6
Expected life	5 years	5 years	5 years

NOTE **13**

Income Taxes

The components of the net tax expense reflected in the consolidated statements of earnings are set forth below:

	YEAR ENDED NOVEMBER		
(IN MILLIONS)	2004	2003	2002
Current taxes			
U.S. federal	$ 374	$ 680	$ 543
State and local	46	115	35
Non-U.S.	663	552	331
Total current tax expense	1,083	1,347	909
Deferred taxes			
U.S. federal	827	22	7
State and local	98	27	102
Non-U.S.	115	44	121
Total deferred tax expense	1,040	93	230
Net tax expense	$2,123	$1,440	$1,139

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse.

Significant components of the firm's deferred tax assets and liabilities are set forth below:

	AS OF NOVEMBER	
(IN MILLIONS)	2004	2003
Deferred tax assets		
Compensation and benefits	$ 920	$1,301
Unrealized losses	—	177
Other, net	227	156
	1,147	1,634
Valuation allowance[1]	(21)	(18)
Total deferred tax assets	1,126	1,616
Deferred tax liabilities		
Depreciation and amortization	383	196
Unrealized gains	180	—
Total deferred tax liabilities	$ 563	$ 196

[1] Relates primarily to the ability to utilize certain state and local and foreign tax credits.

The firm permanently reinvests eligible earnings of certain foreign subsidiaries and, accordingly, does not accrue any U.S. income taxes that would arise if such earnings were repatriated. As of November 2004, this policy resulted in an unrecognized net deferred tax liability of $135 million attributable to reinvested earnings of $1.65 billion.

Additionally, during 2004, the valuation allowance was increased by $3 million, primarily due to an increase in certain state and local tax credits. Acquired federal net operating loss carryforwards of $88 million as of November 2004 and $49 million as of November 2003 are subject to annual limitations on utilization and will begin to expire in 2019. Acquired state and local net operating loss carryforwards of $436 million as of November 2004 are subject to annual limitations and will begin to expire in 2005. Acquired alternative minimum tax credit carryforwards of $32 million as of November 2004 are subject to annual limitations on utilization, but can be carried forward indefinitely.

A reconciliation of the U.S. federal statutory income tax rate to the firm's effective income tax rate is set forth below:

	YEAR ENDED NOVEMBER		
	2004	2003	2002
U.S. federal statutory income tax rate	35.0%	35.0%	35.0%
Increase related to state and local taxes, net of U.S. income tax effects	1.4	2.1	2.7
Tax credits	(3.6)	(3.1)	(2.0)
Foreign operations	(1.2)	(1.2)	(0.9)
Tax-exempt income, including dividends	(0.7)	(1.0)	(1.3)
Other	0.9	0.6	1.5
Effective income tax rate	31.8%	32.4%	35.0%

Tax benefits of approximately $330 million in November 2004, $103 million in November 2003 and $119 million in November 2002, related to the delivery of restricted stock units and the exercise of options, were credited directly to "Additional paid-in capital" in the consolidated statements of financial condition and changes in shareholders' equity.

NOTE 14

Regulated Subsidiaries

The firm's principal U.S. and international regulated subsidiaries include Goldman, Sachs & Co. (GS&Co.) and Goldman Sachs Execution & Clearing, L.P.[1] (GSEC) in New York, Goldman Sachs International (GSI) in London and Goldman Sachs (Japan) Ltd. (GSJL) in Tokyo.

GS&Co. and GSEC are registered U.S. broker-dealers and futures commission merchants subject to Rule 15c3-1 of the Securities and Exchange Commission (SEC) and Rule 1.17 of the Commodity Futures Trading Commission, which specify uniform minimum net capital requirements, as defined, for their registrants. They have elected to compute their net capital in accordance with the "Alternative Net Capital Requirement" as permitted by Rule 15c3-1. As of November 2004 and November 2003, GS&Co. had regulatory net capital, as defined, of $5.92 billion and $3.66 billion, respectively, which exceeded the amounts required by $4.83 billion and $2.82 billion, respectively. As of November 2004 and November 2003, GSEC had regulatory net capital, as defined, of $1.05 billion and $1.12 billion, respectively, which exceeded the amounts required by $1.00 billion and $1.08 billion, respectively.

[1] The firm renamed Spear, Leeds & Kellogg, L.P., Goldman Sachs Execution & Clearing, L.P., effective January 14, 2005.

GSI, a registered U.K. broker-dealer, is subject to the capital requirements of the Financial Services Authority, and GSJL, a Tokyo-based broker-dealer, is subject to the capital requirements of the Financial Services Agency. As of November 2004 and November 2003, GSI and GSJL were in compliance with their local capital adequacy requirements.

Certain other subsidiaries of the firm are also subject to capital adequacy requirements promulgated by authorities of the countries in which they operate. As of November 2004 and November 2003, these subsidiaries were in compliance with their local capital adequacy requirements.

The SEC has adopted rule amendments that establish alternative net capital requirements for broker-dealers that are part of a consolidated supervised entity. As a condition to its use of the alternative method, a broker-dealer's ultimate holding company and affiliates (referred to collectively as a consolidated supervised entity or CSE) must consent to group-wide supervision and examination by the SEC. GS&Co. anticipates applying for permission to use this alternative method. The firm expects that doing so will enable it to comply with the requirements of the Financial Groups Directive (Directive 2002/87/EC of the European Parliament and of the Council, relating to the regulation in Europe of financial services organizations). On becoming subject to the SEC's group-wide supervision, the firm will be required to report to the SEC computations of the firm's capital adequacy.

NOTE **15**

Business Segments

In reporting to management, the firm's operating results are categorized into the following three segments: Investment Banking, Trading and Principal Investments, and Asset Management and Securities Services.

The firm made certain changes to its segment reporting structure in 2003. These changes included reclassifying the following from Asset Management and Securities Services to Trading and Principal Investments:

- equity commissions and clearing and execution fees;
- merchant banking overrides; and
- the matched book businesses.

These reclassifications did not affect the firm's historical consolidated results of operations, financial condition or cash flows. Certain reclassifications have been made to previously reported amounts to conform to the current presentation.

BASIS OF PRESENTATION

In reporting segments, certain of the firm's business lines have been aggregated where they have similar economic characteristics and are similar in each of the following areas: (i) the nature of the services they provide, (ii) their methods of distribution, (iii) the types of clients they serve and (iv) the regulatory environments in which they operate.

The cost drivers of the firm taken as a whole – compensation, headcount and levels of business activity – are broadly similar in each of the firm's business segments. Compensation expenses within the firm's segments reflect, among other factors, the overall performance of the firm as well as performance of individual business units. Consequently, pre-tax margins in one segment of the firm's business may be significantly affected by the performance of the firm's other business segments.

The firm allocates revenues and expenses among the three segments. Due to the integrated nature of the business segments, estimates and judgments have been made in allocating certain revenue and expense items. Transactions between segments are based on specific criteria or approximate third-party rates. Total operating expenses include corporate items that have not been allocated to individual business segments. The allocation process is based on the manner in which management views the business of the firm.

The segment information presented in the table below is prepared according to the following methodologies:

- Revenues and expenses directly associated with each segment are included in determining pre-tax earnings.
- Net revenues in the firm's segments include allocations of interest income and interest expense to specific securities, commodities and other positions in relation to the cash generated by, or funding requirements of, such underlying positions. Net interest is included within segment net revenues as it is consistent with the way in which management assesses segment performance.
- Overhead expenses not directly allocable to specific segments are allocated ratably based on direct segment expenses.

SEGMENT OPERATING RESULTS

Management believes that the following information provides a reasonable representation of each segment's contribution to consolidated pre-tax earnings and total assets:

(IN MILLIONS)		AS OF OR FOR THE YEAR ENDED NOVEMBER 2004	2003	2002
Investment Banking	Net revenues[1]	$ 3,374	$ 2,711	$ 2,830
	Operating expenses[2]	2,973	2,504	2,454
	Pre-tax earnings	$ 401	$ 207	$ 376
	Segment assets	$ 4,759	$ 4,867	$ 4,555
Trading and Principal Investments	Net revenues[1]	$ 13,327	$ 10,443	$ 8,647
	Operating expenses[2]	8,287	6,938	6,505
	Pre-tax earnings	$ 5,040	$ 3,505	$ 2,142
	Segment assets	$358,137	$250,490	$246,789
Asset Management and Securities Services	Net revenues[1]	$ 3,849	$ 2,858	$ 2,509
	Operating expenses[2]	2,430	1,890	1,562
	Pre-tax earnings	$ 1,419	$ 968	$ 947
	Segment assets	$167,957	$147,647	$103,436
Total	Net revenues[1]	$ 20,550	$ 16,012	$ 13,986
	Operating expenses[2][3]	13,874	11,567	10,733
	Pre-tax earnings	$ 6,676	$ 4,445	$ 3,253
	Total assets[4]	$531,379	$403,799	$355,574

[1] Net revenues include net interest and cost of power generation as set forth in the table below:

(IN MILLIONS)	YEAR ENDED NOVEMBER 2004	2003	2002
Investment Banking	$ 88	$ 311	$ 258
Trading and Principal Investments	1,343	1,888	1,350
Asset Management and Securities Services	1,194	941	793
Total net interest and cost of power generation	$2,625	$3,140	$2,401

[2] Operating expenses include depreciation and amortization, including the amortization of identifiable intangible assets, as set forth in the table below:

(IN MILLIONS)	YEAR ENDED NOVEMBER 2004	2003	2002
Investment Banking	$123	$180	$140
Trading and Principal Investments	392	584	473
Asset Management and Securities Services	109	117	131
Total depreciation and amortization	$624	$881	$744

[3] Includes the following expenses that have not been allocated to the firm's segments: (i) the amortization of employee initial public offering awards, net of forfeitures, of $19 million, $80 million and $212 million for the years ended November 2004, November 2003 and November 2002, respectively, (ii) net provisions for a number of litigation and regulatory proceedings of $103 million and $155 million for the years ended November 2004 and November 2003, respectively, and (iii) $62 million in connection with the establishment of Goldman Sachs Gao Hua Securities Company Limited, an investment banking and securities venture in China, for the year ended November 2004.

[4] Includes deferred tax assets relating to the firm's conversion to corporate form and certain assets that management believes are not allocable to a particular segment.

GEOGRAPHIC INFORMATION

Due to the highly integrated nature of international financial markets, the firm manages its businesses based on the profitability of the enterprise as a whole. Accordingly, management believes that profitability by geographic region is not necessarily meaningful.

The firm's revenues, expenses and identifiable assets are generally allocated based on the country of domicile of the legal entity providing the service.

The following table sets forth the total net revenues, pre-tax earnings and identifiable assets of the firm and its consolidated subsidiaries by geographic region allocated on the basis described above:

	AS OF OR FOR THE YEAR ENDED NOVEMBER		
(IN MILLIONS)	2004	2003	2002
Net revenues			
United States	$ 12,932	$ 10,040	$ 8,633
Other Americas	28	231	352
United Kingdom	4,335	3,610	2,991
Other Europe	887	427	479
Asia	2,368	1,704	1,531
Total net revenues	$ 20,550	$ 16,012	$ 13,986
Pre-tax earnings			
United States	$ 4,761	$ 3,105	$ 1,850
Other Americas	(6)	217	293
United Kingdom	497	610	525
Other Europe	487	90	173
Asia	1,121	658	624
Other[1]	(184)	(235)	(212)
Total pre-tax earnings	$ 6,676	$ 4,445	$ 3,253
Identifiable assets			
United States	$ 528,077	$ 400,996	$ 393,333
Other Americas	1,626	1,241	3,284
United Kingdom	240,748	184,476	144,608
Other Europe	12,468	8,022	8,573
Asia	37,293	26,650	25,422
Eliminations and other[2]	(288,833)	(217,586)	(219,646)
Total identifiable assets	$ 531,379	$ 403,799	$ 355,574

[1] Includes the following expenses that have not been allocated to the firm's segments: (i) the amortization of employee initial public offering awards, net of forfeitures, of $19 million, $80 million and $212 million for the years ended November 2004, November 2003 and November 2002, respectively, (ii) net provisions for a number of litigation and regulatory proceedings of $103 million and $155 million for the years ended November 2004 and November 2003, respectively, and (iii) $62 million in connection with the establishment of Goldman Sachs Gao Hua Securities Company Limited, an investment banking and securities venture in China, for the year ended November 2004.

[2] Reflects eliminations and certain assets that are not allocable to a particular geographic region.

Quarterly Results (unaudited)

The following represents the firm's unaudited quarterly results for fiscal 2004 and fiscal 2003. These quarterly results were prepared in accordance with U.S. generally accepted accounting principles and reflect all adjustments that are, in the opinion of management, necessary for a fair statement of the results. These adjustments are of a normal recurring nature.

	2004 FISCAL QUARTER			
(IN MILLIONS, EXCEPT PER SHARE DATA)	FIRST	SECOND	THIRD	FOURTH
Total revenues	$7,905	$7,676	$6,803	$7,455
Interest expense	1,873	2,038	2,156	2,821
Cost of power generation	104	127	117	53
Revenues, net of interest expense and cost of power generation	5,928	5,511	4,530	4,581
Operating expenses	3,999	3,771	3,237	2,867
Pre-tax earnings	1,929	1,740	1,293	1,714
Provision for taxes	636	553	414	520
Net earnings	$1,293	$1,187	$ 879	$1,194
Earnings per share				
Basic	$ 2.63	$ 2.43	$ 1.80	$ 2.44
Diluted	2.50	2.31	1.74	2.36
Dividends declared per common share	0.25	0.25	0.25	0.25

	2003 FISCAL QUARTER			
(IN MILLIONS, EXCEPT PER SHARE DATA)	FIRST	SECOND	THIRD	FOURTH
Total revenues	$6,094	$5,985	$5,715	$5,829
Interest expense	1,907	2,000	1,922	1,771
Cost of power generation	—	—	—	11
Revenues, net of interest expense and cost of power generation	4,187	3,985	3,793	4,047
Operating expenses	3,169	2,947	2,813	2,638
Pre-tax earnings	1,018	1,038	980	1,409
Provision for taxes	356	343	303	438
Net earnings	$ 662	$ 695	$ 677	$ 971
Earnings per share				
Basic	$ 1.35	$ 1.43	$ 1.39	$ 1.98
Diluted	1.29	1.36	1.32	1.89
Dividends declared per common share	0.12	0.12	0.25	0.25

Common Stock Price Range

The following table sets forth, for the fiscal quarters indicated, the high and low sales prices per share of the firm's common stock as reported by the Consolidated Tape Association.

	SALES PRICE					
	FISCAL 2004		FISCAL 2003		FISCAL 2002	
	HIGH	LOW	HIGH	LOW	HIGH	LOW
First quarter	$108.00	$95.73	$80.90	$63.75	$97.25	$77.52
Second quarter	109.29	90.08	81.67	61.02	92.25	74.00
Third quarter	95.15	83.29	91.98	81.50	81.97	65.55
Fourth quarter	105.40	88.46	97.39	83.64	81.00	58.57

As of January 28, 2005, there were approximately 5,660 holders of record of the firm's common stock.

On January 28, 2005, the last reported sales price for the firm's common stock on the New York Stock Exchange was $106.12 per share.

Selected Financial Data

	AS OF OR FOR THE YEAR ENDED NOVEMBER				
	2004	2003	2002	2001	2000[7]
Income statement data (IN MILLIONS)					
Total revenues	$ 29,839	$ 23,623	$ 22,854	$ 31,138	$ 33,000
Interest expense	8,888	7,600	8,868	15,327	16,410
Cost of power generation[1]	401	11	—	—	—
Revenues, net of interest expense and cost of power generation	20,550	16,012	13,986	15,811	16,590
Compensation and benefits	9,591	7,393	6,744	7,700	7,773
Nonrecurring employee initial public offering and acquisition awards	—	—	—	—	290
Amortization of employee initial public offering and acquisition awards	61	122	293	464	428
Other operating expenses	4,222	4,052	3,696	3,951	3,079
Pre-tax earnings	$ 6,676	$ 4,445	$ 3,253	$ 3,696	$ 5,020
Balance sheet data (IN MILLIONS)					
Total assets	$531,379	$403,799	$355,574	$312,218	$284,410
Long-term borrowings[2]	80,696	57,482	38,711	31,016	31,395
Total liabilities	506,300	382,167	336,571	293,987	267,880
Shareholders' equity	25,079	21,632	19,003	18,231	16,530
Common share data (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)					
Earnings per share					
Basic	$ 9.30	$ 6.15	$ 4.27	$ 4.53	$ 6.33
Diluted	8.92	5.87	4.03	4.26	6.00
Dividends declared per share	1.00	0.74	0.48	0.48	0.48
Book value per share[3]	50.77	43.60	38.69	36.33	32.18
Average common shares outstanding					
Basic	489.5	488.4	495.6	509.7	484.6
Diluted	510.5	511.9	525.1	541.8	511.5
Selected data (UNAUDITED)					
Employees					
United States	13,278	12,786	12,511	14,565	14,755
International	7,444	6,690	7,228	8,112	7,872
Total employees	20,722	19,476	19,739	22,677	22,627
Assets under management (IN BILLIONS)[4]					
Asset class					
Money markets	$ 90	$ 89	$ 108	$ 122	$ 72
Fixed income and currency	139	115	96	71	57
Equity[5]	126	98	86	96	107
Alternative investments[6]	97	71	58	62	58
Total assets under management	$ 452	$ 373[8]	$ 348	$ 351	$ 294

[1] Cost of power generation includes all of the direct costs of the firm's power plant operations (e.g., fuel, operations and maintenance), as well as the depreciation and amortization associated with the plant and related contractual assets.

[2] Long-term debt includes nonrecourse debt issued by Funding Corp, consolidated VIEs and other consolidated entities. Nonrecourse debt is debt, issued by certain consolidated entities, that Group Inc. is not directly or indirectly obligated to repay.

[3] Book value per share is based on common shares outstanding, including restricted stock units granted to employees with no future service requirements, of 494.0 million, 496.1 million, 491.2 million, 501.8 million and 513.7 million as of November 2004, November 2003, November 2002, November 2001 and November 2000, respectively.

[4] Substantially all assets under management are valued as of calendar month end.

[5] Includes both fundamental equity and quantitative equity strategies.

[6] Includes other quantitative and/or non-traditional investment strategies (e.g., hedge funds), merchant banking funds and vehicles where the firm contracts with subadvisors for clients.

[7] In 2000, pre-tax earnings included a charge of $290 million ($180 million after taxes), or $0.35 per average diluted common share outstanding, related to the firm's combination with SLK.

[8] Includes $4 billion in non-money market assets acquired in the firm's combination with Ayco.

Board of Directors

Henry M. Paulson, Jr.
CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Lloyd C. Blankfein
PRESIDENT AND CHIEF OPERATING OFFICER

Lord Browne of Madingley
GROUP CHIEF EXECUTIVE OF BP P.L.C.

John H. Bryan
RETIRED CHAIRMAN AND CHIEF EXECUTIVE OFFICER OF SARA LEE CORPORATION

Claes Dahlbäck
NONEXECUTIVE CHAIRMAN OF INVESTOR AB

William W. George
RETIRED CHAIRMAN AND CHIEF EXECUTIVE OFFICER OF MEDTRONIC, INC.

James A. Johnson
VICE CHAIRMAN OF PERSEUS, L.L.C.

Lois D. Juliber
VICE CHAIRMAN OF COLGATE-PALMOLIVE COMPANY

Edward M. Liddy
CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER OF THE ALLSTATE CORPORATION

Ruth J. Simmons
PRESIDENT OF BROWN UNIVERSITY

John F.W. Rogers
SECRETARY TO THE BOARD

John L. Weinberg
SENIOR CHAIRMAN

Management Committee

Henry M. Paulson, Jr.
CHIEF EXECUTIVE OFFICER

Lloyd C. Blankfein
CHIEF OPERATING OFFICER

Robert S. Kaplan
Suzanne M. Nora Johnson
VICE CHAIRMEN

Gary D. Cohn
Christopher A. Cole
Mario Draghi
J. Michael Evans
Edward C. Forst
Richard A. Friedman
Richard J. Gnodde
Scott B. Kapnick
Kevin W. Kennedy
Peter S. Kraus
Masanori Mochida
Thomas K. Montag
John F.W. Rogers
Eric S. Schwartz
Michael S. Sherwood
David M. Solomon
David A. Viniar
John S. Weinberg
Peter A. Weinberg
Jon Winkelried

Gregory K. Palm
Esta E. Stecher
GENERAL COUNSELS

Alan M. Cohen
GLOBAL HEAD OF COMPLIANCE

Managing Directors

Henry M. Paulson, Jr.
Howard A. Silverstein
Kevin W. Kennedy*
Michael R. Lynch
Thomas E. Tuft
Lloyd C. Blankfein
John P. Curtin, Jr.
Frank L. Coulson, Jr.
Richard A. Friedman
Joseph H. Gleberman
Robert S. Kaplan**
Timothy J. O'Neill
John J. Powers
Thomas B. Walker III
Patrick J. Ward
Jon Winkelried
Gregory K. Palm
Masanori Mochida
Suzanne M. Nora Johnson
Gene T. Sykes
David A. Viniar
John S. Weinberg
Peter A. Weinberg**
George W. Wellde, Jr.
Jaime E. Yordán
Sharmin Mossavar-Rahmani
Armen A. Avanessians
Gary D. Cohn
Christopher A. Cole
Henry Cornell
J. Michael Evans
Joseph D. Gatto
Peter C. Gerhard*
David L. Henle*
Francis J. Ingrassia
Scott B. Kapnick
Peter S. Kraus
Robert Litterman
Thomas K. Montag
Christopher K. Norton
Eric S. Schwartz
Richard S. Sharp
Richard G. Sherlund
Michael S. Sherwood
Esta E. Stecher
Byron D. Trott
Tracy R. Wolstencroft
Terence J. O'Neill
E. Gerald Corrigan
Milton R. Berlinski
Jean-Luc Biamonti
Thomas C. Brasco
Peter D. Brundage
Andrew A. Chisholm
Abby Joseph Cohen*
Frank T. Connor
Claudio Costamagna*
Randolph L. Cowen*
Philip M. Darivoff
Paul C. Deighton*
William C. Dudley
Glenn P. Earle
Paul S. Efron
Charles P. Eve
Edward C. Forst
Christopher G. French
C. Douglas Fuge
Richard J. Gnodde
Jeffrey B. Goldenberg
David B. Heller
Timothy J. Ingrassia
Robert C. Jones
Chansoo Joung
David A. Kaplan
Douglas W. Kimmelman
Bradford C. Koenig
Bruce M. Larson
Anthony D. Lauto*
Gwen R. Libstag
Victor M. Lopez-Balboa
Sanjeev K. Mehra
Richard T. Ong
Sanjay Patel
Emmanuel Roman
Stuart M. Rothenberg*
Richard M. Ruzika
Muneer A. Satter
Howard B. Schiller
John P. Shaughnessy
Theodore T. Sotir
Marc A. Spilker
Hsueh J. Sung*

* PARTNERSHIP COMMITTEE MEMBERS
** CHAIRMAN OF THE PARTNERSHIP COMMITTEE

Mark R. Tercek
Robert B. Tudor III
Susan A. Willetts
W. Thomas York, Jr.
Jide J. Zeitlin*
Herbert E. Ehlers
Simon M. Robertson
Bradley I. Abelow
Philippe J. Altuzarra
David M. Atkinson
John S. Barakat
Jonathan A. Beinner
Andrew S. Berman
James J. Birch
David R. Boles
Charles W.A. Bott
Steven M. Bunson
Timothy B. Bunting
George H. Butcher III
Chris Casciato
Robert J. Christie
Laura C. Conigliaro
John W. Curtis
Matthew S. Darnall
Alexander C. Dibelius
Paula A. Dominick
Karlo J. Duvnjak
Jay S. Dweck
Isabelle Ealet
John E. Eisenberg
George C. Estey
Elizabeth C. Fascitelli
Laurie R. Ferber
Oliver L. Frankel
H. John Gilbertson, Jr.
Douglas C. Grip
Celeste A. Guth
Stephen J. Hay
Gregory T. Hoogkamp
William L. Jacob III
Andrew J. Kaiser
John L. Kelly
Robert C. King, Jr.
Mark E. Leydecker
Richard J. Lieb
Mitchell J. Lieberman

Josephine Linden
Francisco Lopez-Balboa
Antigone Loudiadis*
Shogo Maeda
John A. Mahoney
Charles G.R. Manby
David J. Mastrocola
Theresa E. McCabe
Stephen J. McGuinness
John W. McMahon
Audrey A. McNiff
David M. Meerschwam
Therese L. Miller
Wayne L. Moore
Donald J. Mulvihill
Patrick E. Mulvihill
Duncan L. Niederauer
Robert J. Pace
Stephen R. Pierce
John J. Rafter
Charlotte P. Ransom
John F.W. Rogers
Michael D. Ryan*
J. Michael Sanders
Victor R. Simone, Jr.
Michael M. Smith
Jonathan S. Sobel
Judah C. Sommer
Mark J. Tracey
Michael A. Troy
Kaysie P. Uniacke
Hugo H. Van Vredenburch
Haruko Watanuki
Todd A. Williams
Zi Wang Xu
Paolo Zannoni
Yoel Zaoui
Joan H. Zief
Kendrick R. Wilson III
Peter C. Aberg
Frances R. Bermanzohn
Robert A. Berry
Benjamin S. Bram
Craig W. Broderick
Richard J. Bronks
Lawrence V. Calcano

John D. Campbell
Richard M. Campbell-Breeden
Anthony H. Carpet
Michael J. Carr*
Virginia E. Carter
Kent A. Clark
Timothy J. Cole
Edith W. Cooper*
Neil D. Crowder
John S. Daly
Juan A. Del Rivero
Simon P. Dingemans
Noel B. Donohoe
Jana Hale Doty
Gordon E. Dyal
Glenn D. Engel
Michael P. Esposito
Steven M. Feldman
Stephen C. Fitzgerald*
Matthew T. Fremont-Smith
Andrew M. Gordon
Robert D. Gottlieb
William M. Grathwohl
David J. Greenwald*
Erol Hakanoglu
Roger C. Harper
Robert C. Heathcote
Maykin Ho
Timothy E. Hodgson
Christopher G. Hogg
Robert D. Hormats
James A. Hudis
Bimaljit S. Hundal
Jason S. Kaplan
Sun Bae Kim
Colin E. King
Ewan M. Kirk
Michael K. Klingher
David J. Kostin
Koji Kotaka
Andrew D. Learoyd
Paulo C. Leme
Hughes B. Lepic
Matthew G. L'Heureux
Stephen C. Lichtenauer
Roger A. Liddell

Russell E. Makowsky
Robert J. Markwick
John J. Masterson
Kathy M. Matsui
Richard F.X. McArdle
Mark E. McGoldrick
Geraldine F. McManus
James E. Milligan
Yukihiro Moroe
Jeffrey M. Moslow
Daniel B. O'Rourke
Andrea Ponti
Michael J. Poulter
Dioscoro-Roy I. Ramos
Joseph Ravitch
Pamela P. Root
Ralph F. Rosenberg
Jacob D. Rosengarten
Paul M. Russo
Allen Sangines-Krause
Gary B. Schermerhorn
Steven M. Scopellite
David J. Scudellari
Ravi Sinha
Edward M. Siskind
Mark F. Slaughter
Sarah E. Smith*
Raymond S. Stolz
Steven H. Strongin
Patrick Sullivan
Greg W. Tebbe
Daisuke Toki
John J. Vaske
George H. Walker IV*
David R. Walton
David M. Weil
Mark S. Weiss
Barbara A. White
Tetsufumi Yamakawa
James P. Ziperski
R. Douglas Henderson
Frank J. Governali
Corrado P. Varoli
James S. Golob
Eileen Rominger
Michael S. Wishart

* PARTNERSHIP COMMITTEE MEMBERS

David M. Solomon
Karen R. Cook*
Alberto F. Ades
Gregory A. Agran
Raanan A. Agus
Dean C. Backer
Mark E. Bamford
Stuart N. Bernstein
Alison L. Bott
John J. Bu
Mark J. Buisseret
Mary D. Byron
Mark M. Carhart
Marc I. Cohen
Thomas G. Connolly
Michael G. De Lathauwer
James Del Favero
Martin R. Devenish
Armando A. Diaz
Michele I. Docharty
Thomas M. Dowling
Brian J. Duffy
Edward K. Eisler
Bruce J. Evans
Jeffrey F. Fastov
James A. Fitzpatrick
George B. Foussianes
Matthias K. Frisch
Scott A. Gieselman
Lorenzo Grabau
Peter W. Grieve
Arthur J. Hass
Keith L. Hayes
Bruce A. Heyman
Joanne M. Hill
Daniel E. Holland III
Teresa E. Holliday
Michael R. Housden
Paul J. Huchro
Edith A. Hunt*
Susan J. Hunt
Toni-Dara Infante
Raymond J. Iwanowski
Andrew J. Jonas
Richard Katz
David K. Kaugher

Lawrence S. Keusch
Timothy M. Kingston
Richard E. Kolman
Peggy A. Lamb
Thomas K. Lane
John J. Lauto
Matthew Lavicka
David N. Lawrence
Ronald S. Levin
Kathleen M. Maloney
Robert S. Mancini
Thomas J. McAdam
Joseph P. McGrath, Jr.
Richard P. McNeil
Michael R. Miele
Gregory T. Mount
Eric D. Mullins
Susan M. Noble
Suok J. Noh
Geoffrey M. Parker
David B. Philip
Ellen R. Porges
Richard H. Powers
Kevin A. Quinn
Ivan Ross
Katsunori Sago*
Pablo J. Salame
Paul S. Schapira
Jeffrey W. Schroeder
Harvey M. Schwartz*
Karen D. Seitz
Randolph Sesson, Jr.
Ravi M. Singh
Derek S. Smith
Trevor A. Smith
Daniel L. Sparks
Joseph P. Stevens
Shahriar Tadjbakhsh
Massimo Tononi
Stephen S. Trevor
Donald J. Truesdale
Berent A. Wallendahl
Lance N. West
Christopher G. Williams
John S. Willian
Kenneth W. Willman

Andrew F. Wilson
Paul M. Young
Kenneth S. Courtis
Thomas J. Kenny
Jack Levy
Anne Yang
Mark F. Dehnert
Daniel M. FitzPatrick
Michael H. Siegel
Matthew C. Westerman
Jason H. Ekaireb
Kenneth T. Berents
Seaborn S. Eastland
William C. Montgomery
Stephen P. Hickey
Eric S. Swanson
Daniel A. Abut
Yusuf A. Aliredha
John G. Andrews
Francois Andriot
John A. Ashdown
William A. Badia
Christopher M. Barter
Janet L. Bell
John D. Bertuzzi
Elizabeth E. Beshel
Andrew M. Bevan
Alastair M. Borthwick
Graham Branton
Alan J. Brazil
Melissa R. Brown
Mariafrancesca Carli
Mark Carroll
Amy L. Chasen
W. Reed Chisholm II
Jane P. Chwick
Catherine M. Claydon
Marcus R. Colwell
Peter H. Comisar
Eric J. Coutts
Brahm S. Cramer
Nicholas P. Crapp
Michael L. Crowl
Michael D. Daffey
Paul B. Daitz
Jean A. De Pourtales

James D. Dilworth
Joseph P. DiSabato
Suzanne O. Donohoe
James H. Donovan
Donald J. Duet
Michael L. Dweck
Gregory H. Ekizian
Earl S. Enzer
Christopher H. Eoyang
Norman Feit
Jacob Y. Friedman
Robert K. Frumkes
Richard A. Genna
Kenneth K. Gershenfeld
Rajiv A. Ghatalia
Robert R. Gheewalla
Gary T. Giglio
Pedro Gonzalez Grau
Gregory M. Gould
Michael J. Graziano
Carmen A. Greco
Sebastian Grigg
Peter Gross
Douglas A. Guzman
Douglas C. Heidt
David P. Hennessey
Peter C. Herbert
Kenneth W. Hitchner
Peter Hollmann
Philip Holzer
Jay D. Horine
Zu Liu Frederick Hu
Elizabeth A. Husted
Walter V. Hutcherson
John S. Iglehart
Hideki Ishibashi
Walter A. Jackson
Andrew R. Jessop
David M. Jimenez-Blanco
Peter T. Johnston
Roy R. Joseph
Atul Kapur
James C. Katzman
Carsten Kengeter
Gioia M. Kennett
Shigeki Kiritani

* PARTNERSHIP COMMITTEE MEMBERS

Gregory D. Lee
Todd W. Leland
Remco O. Lenterman
Johan H. Leven
Richard J. Levy
Tobin V. Levy
P. Jeremy Lewis
George C. Liberopoulos
Anthony W. Ling
Bonnie S. Litt
Joseph Longo
Mark G. Machin
John V. Mallory
Blake W. Mather
John J. McCabe
Lynn M. McCormick
James A. McNamara
Robert A. McTamaney
Sharon I. Meers
Michael A. Mendelson
Luciana D. Miranda
Kevin D. Naughton
Leslie S. Nelson
Markus J. Noe-Nordberg
Fergal J. O'Driscoll
L. Peter O'Hagan
Taneki Ono
Calum M. Osborne
Nigel M. O'Sullivan
James R. Paradise
Ketan J. Patel
Arthur J. Peponis
B. Andrew Rabin
Philip A. Raper
Michael J. Richman
Paul M. Roberts
Michael S. Rotter
John P. Rustum
Neil I. Sarnak
Atsuko Sato
Erich P. Schlaikjer
Thomas M. Schwartz
Lisa M. Shalett
David G. Shell
Ralph J. Silva
David T. Simons

Sergio E. Sotolongo
Vickrie C. South
Nobumichi Sugiyama
Johannes R. Sulzberger
Richard J. Sussman
Watanan Suthiwartnarueput
Caroline H. Taylor
David H. Tenney
Peter K. Tomozawa
Daniel Truell
Gareth N. Turner
Eiji Ueda
Lucas van Praag
Frederick G. Van Zijl
Ashok Varadhan
Casper W. Von Koskull
Robert T. Wagner
Jerry T. Wattenberg
Gregg S. Weinstein
Scott R. Weinstein
Martin M. Werner
C. Howard Wietschner
Keith R. Wills
Kurt D. Winkelmann
Melinda B. Wolfe
Wassim G. Younan
Rebecca Amitai
Lawrence A. Cohen
James A. Coufos
Neil V. DeSena
Brian Duggan
John A. Ferro, Jr.
Nicholas G. Giordano
William W. Gridley
Donald W. Himpele
Peter T. Lawler
Nicholas L. Marovich
Daniel P. Opperman
Bryant F. Pantano
James H. Rogan
Gary J. Sveva
Brian J. Toolan
Gregory Zenna
Kathleen L. Brown
Philippe Khuong-Huu
Steven Kerr*

Christopher P. Sullivan
Ruud G. Hendriks
Harry Silver
B. Michael Covell
William J. Young
Donald R. Mullen*
Chan-Keun Lee
Alison J. Mass
Theodor Weimer
James A. Jacobson, Jr.
Ben I. Adler
Syed H. Ahmad*
Ignacio Alvarez-Rendueles
Arnaud M. Apffel
Lori B. Appelbaum
Philip S. Armstrong
Neil Z. Auerbach
Andrew G. Baird
William J. Bannon
Scott B. Barringer
Steven M. Barry
Jordan M. Bender
Michael G. Berini
Paul D. Bernard
George M. Brady
Holger Bross
Joseph M. Busuttil
Jin Yong Cai
Valentino D. Carlotti
Eduardo Centola
James B. Clark
Alexander Classen
Marta Z. Cotton
Linda S. Daines
Stephen Davies
Oral W. Dawe
Diego De Giorgi
Daniel L. Dees
Kenneth M. Eberts, III
Christian Erickson
Luca D. Ferrari
David A. Fishman
Alexander W. Fletcher
Orit P. Freedman
Enrico S. Gaglioti
James R. Garvey

Gregg A. Gonsalves
Larry J. Goodwin
Stefan Green
David J. Grounsell
Arun M. Gunewardena
Mary L. Harmon
Valerie J. Harrison
Rumiko Hasegawa
Edward A. Hazel
Melina E. Higgins
Margaret J. Holen
Sean C. Hoover
Thomas J. Houle
Janet T. Hurley
Robert F. Incorvaia
William J. Jones
Kenneth L. Josselyn
Toshinobu Kasai
Remy Klammers
Peter Labbat
Eric S. Lane
Gary R. Lapidus
Gregg R. Lemkau
Ryan D. Limaye
Jill E. Lohrfink
Christopher J. Magarro
David J. Marshall
Allan S. Marson
Robert A. Mass
George N. Mattson
Ian R. McCormick
Gerald C. McNamara, Jr.
Stuart G. McPherson
Lance P. Meaney
Bernard A. Mensah
Julian R. Metherell
Masatoki J. Mitsumata
J. Ronald Morgan, III
James P. Morris
Rie Murayama
Mark J. Naylor
Jeffrey P. Nedelman
Eric M. Oberg
Gavin G. O'Connor
Todd G. Owens
Fumiko Ozawa

* PARTNERSHIP COMMITTEE MEMBERS

Helen Paleno
Massimo Pappone
Archie W. Parnell
Todd J. Phillips
Anthony J. Principato
Alan M. Rapfogel
Sara E. Recktenwald
Filip A. Rensky
Jeffrey A. Resnick
Thomas S. Riggs, III
Normann G. Roesch
David C. Ryan
David M. Ryan
James E. Sawtell
Marcus Schenck
Susan J. Scher
Stephen M. Scherr
Abraham Shua
Jeffrey S. Sloan
John E. Smollen
Keith G. Starkey
George C. Strachan
Raymond B. Strong, III
Nicolas F. Tiffou
Can Uran
David H. Voon
John E. Waldron
Robert P. Wall
Michael W. Warren
Christopher S. Wendel
David D. Wildermuth
Kevin L. Willens
Jon A. Woodruff
William M. Wicker
Steven D. Pruett
Douglas M. Angstrom
Mario Draghi
Emerson P. Jones
Anik Sen
Edward R. Wilkinson
Timothy H. Moe
Akio Asuke
John G. Ketterer III
Matthew H. Cyzer
Phillip S. Hylander
William W. Archer
Larry M. Kellerman
Gene Reilly

Hilary E. Ackermann
Jeffrey D. Adams
Elizabeth D. Anderson
Jason R. Anderson
Jesus A. Arias
Charles Baillie
Bernardo Bailo
Mona H. Baird
Stacy Bash-Polley
Andrew T. Bednar
Driss Ben-Brahim
Susan M. Benz
Johannes M. Boomaars
J. Theodore Borter
Mairtin Brady
Timothy J. Bridges
Victoria A. Bridges
Julia A. Bronson
David D. Buckley
Nicholas F. Burgin
Sally W. Cantwell
Gerald J. Cardinale
Lik Shuen David Chan
Thomas V. Cholnoky
Colin Coleman
Kenneth W. Coquillette
Michael J. Crinieri
Craig W. Crossman
Jeffrey R. Currie
Stephen D. Daniel
Katherine R. Davisson
Giorgio De Santis
Bradley S. DeFoor
Alvaro del Castano
Roger E. Denby-Jones
David C. Earling
Robert K. Ehudin
Kathy G. Elsesser
Peter C. Enns
Katherine B. Enquist
James P. Esposito
Douglas L. Feagin
Gail S. Fierstein
Pierre-Henri Flamand
Mark C. Fletcher
Timothy T. Furey
Maryann L. Gallivan
Gonzalo R. Garcia

Hywel D. George
Justin G. Gmelich
Eldridge F. Gray
Michael J. Grimaldi
Benoit Herault
Axel Hoerger
Simon N. Holden
Shin Horie
Adrian M. Jones
Terrence O. Jones
Shunji Katayama
Alan S. Kava
Andreas Koernlein
J. Christopher A. Kojima
Kazuaki Kojima
Jeffrey A. Kolitch
Takahiro Komatsu
Joon Kwun
Simon M. Lamb
Joseph A. LaNasa III
Rudolf N. Lang
Brian J. Lee
George C. Lee
Tim Leissner
Allan S. Levine
Brian T. Levine
Lisette M. Lieberman
Terence Tayseop Lim
Mark A. Lynch
Paula B. Madoff
Puneet Malhi
Jean E. Manas
Simon I. Mansfield
Naomi Matsuoka
Gordon R. McCulloch
Matthew B. McLennan
Stephen J. Mellas
Bruce H. Mendelsohn
Michael J. Millette
Milton R. Millman
Philip J. Moffitt
Simon P. Morris
Thomas C. Morrow
Alvise J. Munari
Marc O. Nachmann
Claire M. Ngo
Erik F. Nielsen
Hideya Niimi

James B. Otness
Douglas S. Patterson
Steven M. Pinkos
Alberto Pravettoni
Andrew F. Pyne
William M. Quinn
Jean Raby
Sandy C. Rattray
Nicholas T. Reid
Richard J. Revell
Kirk L. Rimer
Juliet A. Robinson
David J. Rosenblum
Marc A. Rothenberg
Thomas A. Roupe
Roy J. Salameh
Matthew L. Schroeder
Peter A. Seibold
Daniel M. Shefter
David A. Shiffman
Susan E. Sidd
Guy C. Slimmon
Claudia Spiess
Joseph F. Squeri
Christoph W. Stanger
Chase O. Stevenson
Richard J. Stingi
Howard B. Surloff
Kunio Tahara
Kui F. Tang
Roland W. Tegeder
Stephen M. Thurer
Irene Y. Tse
Scott B. Ullem
Robin A. Vince
Andrea A. Vittorelli
Theodore T. Wang
Mark K. Weeks
Melanie J. White
Elisha Wiesel
Meurig R. Williams
Alexander D. Wohl
Neil J. Wright
Denise A. Wyllie
Yi Kevin Zhang
John W. Ziegler
Marina L. Roesler
Howard Q. Spooner

Regina Feeney
Sanaz Zaimi
Sheila H. Patel
William M. Roberts
William Lee Hemphill
John Breyo
Thomas V. Conigliaro
Nicholas J. Spencer
Julian D. Abel
John J. Adair
Olusegun O. Aganga
Mark E. Agne
Thomas K. Amster
Anton J. Arriola
Indrajit Bardhan
Gareth W. Bater
Marjorie Boliscar
Oliver R. Bolitho
Michael F. Bonte-Friedheim
Sally A. Boyle
Lester R. Brafman
Cynthia A. Brower
Randall S. Burkert
Sebastiano Calabro
Philippe L. Camu
David E. Cantillon
John W. Cembrook
Robert J. Ceremsak
James R. Cielinski
William J. Conley, Jr.
Colin J. Corgan
David W. Corley
Thomas W. Cornacchia
Frederick C. Darling
David H. Dase
François-Xavier de Mallmann
Thomas F. Dempsey
L. Brooks Entwistle
Gregory A. Finck
Mark B. Florian
Timothy B. Flynn
Elisabeth Fontenelli
Elizabeth J. Ford
Colleen A. Foster
Linda M. Fox
Jeffrey S. Frase
Kieu L. Frisby
Timur F. Galen

Guillermo Garcia
Rachel C. Golder
Edward J. Guay
Kevin J. Guidotti
Vishal Gupta
Vladimir M. Gutin
Elizabeth M. Hammack
Taizo Hasebe
Kuniyoshi Hayashi
Kenneth L. Hirsch
Svein R. Hogset
Robert Howard
Mark Howard-Johnson
Zubin P. Irani
Kevin M. Jordan
James P. Kenney
Steven E. Kent
Masaaki Kimura
Jonathan S. King
Frederick J. Knecht
Yasuro K. Koizumi
Robert A. Koort
J. Douglas Kramer
Tak Sing Kenneth Kwok
Brian J. Lahey
Jonathan A. Langer
Hugh J. Lawson
Cham Chung Ken Lee
Ronald Lee
Deborah R. Leone
Roger E. Linnemann, Jr.
Thomas R. Lynch
Peter J. Lyon
Aadarsh K. Malde
Joseph C. Marconi
Alexander M. Marshall
Paul A. Marson
Thomas H. Mattox
James P. McCarthy
Dermot W. McDonogh
Olivier F. Meyohas
Kristi L. Mitchem
Gregory C. Mitsch
Wataru Mizoguchi
Scott E. Molin
Arjun N. Murti
Craig J. Nossel
Anthony J. Noto

Peter C. Oppenheimer
Robert W. Pack
Lisa L. Parisi
John M. Perlowski
Carol V. Pledger
Gilberto Pozzi
Krishna S. Rao
Jean-Manuel Richier
Louisa G. Ritter
Nigel C. B. Robinson
Andrew A. Root
Clifton P. Rose
Lisa A. Rotenberg
Pamela S. Ryan
Josephine Scesney
Clare R. Scherrer
Vivian C. Schneck-Last
John A. Sebastian
Peter A. Seccia
Peter D. Selman
Heather K. Shemilt
Kunihiko Shiohara
Gavin Simms
David A. Simpson
Alec P. Stais
Laurence Stein
Patrick M. Street
Morgan C. Sze
Thomas P. Takacs
Thomas D. Teles
Elena B. Titova
Serena Torielli
Frederick Towfigh
Greg A. Tusar
Philip J. Venables
Alejandro Vollbrechthausen
Peter J. Warren
Richard A. Weissmann
Eileen M. White
Deborah B. Wilkens
Samuel J. Wisnia
Shinichi Yokote
Peter J. Zangari
Kelly C. Coffey
Alan M. Cohen
Michiel P. Lap
Kota Nakako
Julia C. Liu

Christopher J. Wales
Jane Hargreaves
Ravindra J. Joseph
Dong-Kee Shin
Peter E. Scialla
Helena Koo
Dhruv Narain
John T. Kilgallon
Takushi Abe
Richard L. Kauffman
Reinhard B. Koester
Peter F. Spies
Richard C. Snow
Stefan R. Bollinger
Linnea K. Conrad
Gregory B. Carey
Paul R. Aaron
Koichiro Abe
Andrew W. Alford
Fareed T. Ali
William D. Anderson Jr.
Yoshio Ando
Rachel Ascher
Dolores S. Bamford
Benjamin C. Barber
Slim C. Bentami
Leslie A. Biddle
Susan G. Bowers
Gavin D. Brake
Christoph M. Brand
Michael J. Brandmeyer
Andrew I. Braun
Anne F. Brennan
Tony M. Briney
Patrick T. Briody
Clifford V. Brokaw IV
Adam J. Brooks
Jason M. Brown
Nancy D. Browne
Elizabeth M. Burban
Vincent G. Camerlynck
Anthony Cammarata Jr.
David C. Carlebach
Alain Carrier
Donald J. Casturo
Paul L. Chapman
James R. Charnley
Martin Cher

Elena Ciallie
Matthew J. Clark
Scott Coleman
David C. Coquillette
Ann S. Costello
Elizabeth Cottam
Jeffrey F. Daly
Debora J. Daskivich
Michael C. Dawley
Ahmad B. Deek
Karl M. Devine
Jamal Dhanani
Andrew M. Dodd
Aidan P. Dunn
Laurent M. Dupeyron
William J. Elliott
Mark Evans
William J. Fallon
Matthew J. Fassler
Nigel K. Faulkner
Jose M. Fernandez
Wolfgang Fink
Silverio Foresi
Barry J. Friedman
Dino Fusco
Philip L. Gardner
James R. Garman
Kevin S. Gasvoda
Paul E. Germain
Kenneth E. Glassman
Sarah J. Gray
Jason R. Haas
Edward G. Hadden
Thomas E. Halverson
Eric I. Hamou
Jan Hatzius
Jennifer M. Hill
Nigel R. Hill
Jens D. Hofmann
Laura A. Holleman
Dane E. Holmes
R. Maynard Holt III
Leo Z. Huang
Robyn A. Huffman
Alastair J. Hunt

Leonid Ioffe
David L. Jasper
Pernille D. Jensen
Arihiro Kanda
Shafiq A. Karmali
Steffen J. Kastner
Stuart A. Katz
Poir-Mok Kee
Christopher M. Keogh
Bjorn P. Killmer
Peter Kimpel
Scott G. Kolar
Annette L. Krassner
Gregory Kuppenheimer
Ricardo F. Lacerda
Linda A. LaGorga
Steffen C. Landauer
Scott R. Lange
Harvey Chi Chung Lee
Joseph B. Lee
Eugene H. Leouzon
Wayne M. Leslie
Kemp J. Lewis
John S. Lindfors
Iain Lindsay
Michael C. Liou
Hugo P. MacNeill
Margaret M. Mager
Arline Mann
Andrew A. McEachern
Christopher D. McFadden
Kevin T. McGuire
Thomas J. McLaughlin
Avinash Mehrotra
Jonathan M. Meltzer
Christopher Milner
Elizabeth A. Mily
Christina P. Minnis
Cheri S. Mowrey Davison
Yumiko Murakami
Arun Murthy
Kenichi Nagasu
Rita M. Nagle
Tetsuo Naraha
Massimiliano Nardulli

John F. Neary
Kiele E. Neas
Ted K. Neely II
Michael L. November
Toru Okabe
Timothy J. O'Reilly
Richard O'Toole
Konstantinos N. Pantazopoulos
Bryant C. Park
Alfredo J. Pastro
Robert D. Patch
Bruce B. Petersen
Nadja Pinnavaia
Cameron P. Poetzscher
Kenneth A. Pontarelli
Vijay C. Popat
Dirk M. Popielas
Lora J. Price
Lorin P. Radtke
Deepak K. Rao
Buckley T. Ratchford
James G. Reilly
Timothy W. Reilly
Dierk M. Reuter
Luigi G. Rizzo
J. Timothy Romer
Howard M. Rowe
Juan A. Sabater
Sameer S. Sain
Martin Jose Sanchez
Robert W. Savage
John R. Sawtell
Alexander Schrantz
Paul D. Scialla
Joseph M. Sealy
Lewis M. Segal
Harvey S. Shapiro
Mark D. Shattan
Adam Sherman
Hiroko Shinoda
Keith A. Shultis
Suhail A. Sikhtian
Norborne G. Smith III
Ying Ying Glenda So

David Z. Solomon
Robert C. Spofford
Joseph J. Struzziery III
Randolph A. Stuzin
Damian E. Sutcliffe
Robert J. Sweeney
Yozo Tachibana
Adam L. Taetle
Pawan Tewari
Chuk Kwan Ting
J. David Tracy
Terrence P. Travis
Benoit Valentin
Damian J. Valentino
Thomas A. Wagner
Paul Walker
Howard H. Wang
Alan S. Waxman
Nicholas H. Weber
Dominic A. Wilson
Gavin E. Wilson
Steve Windsor
Martin Wiwen-Nilsson
Yoshihiko Yano
Pei Pei Yu
Mark R. Beveridge
Hector E. Negroni
Martin R. Chavez
William T. Howard Jr.
Mark Perwien

Advisory Directors

John L. Weinberg
George M. Ross
Peter M. Sacerdote
Peter R. Coneway
Eric S. Dobkin
Joseph H. Wender
Jonathan L. Cohen
William C. Landreth
Joseph H. Ellis
Henry James
Alan A. Shuch
Robert E. Higgins
Eff W. Martin
Lawrence H. Linden
Cody J Smith
Carlos A. Cordeiro
Pieter Maarten Feenstra
Antonio Borges
Ronald K. Tanemura

Peter D. Sutherland S.C.
CHAIRMAN OF
GOLDMAN SACHS
INTERNATIONAL

Senior Directors

John C. Whitehead
H. Frederick Krimendahl II
George E. Doty
Donald R. Gant
James P. Gorter
Robert B. Menschel
Robert E. Mnuchin
Sidney J. Weinberg, Jr.
Thomas B. Walker, Jr.
Richard L. Menschel
Eugene Mercy, Jr.
Stephen B. Kay
Robert N. Downey
Roy J. Zuckerberg
Robert M. Conway
David M. Silfen
Eugene V. Fife
Robert J. Hurst
Peter G. Sachs
Willard J. Overlock, Jr.
Mark O. Winkelman
John R. Farmer
Robert J. Katz
Robert K. Steel
John L. Thornton
John P. McNulty
Robin Neustein
Philip D. Murphy

International Advisors

Dr. Yousef A. Al-Awadi
Dr. Thomas Bär
Antonio Borges
Dr. Diethart Breipohl
Chester A. Crocker
Charles de Croisset
Guillermo de la Dehesa
Vladimír Dlouhý
Oscar Fanjul
The Honorable
Thomas S. Foley
Toyoo Gyohten
Jaime Garcia-Parra
Ambassador Donald P. Gregg
Lord Griffiths of Fforestfach
Professor Victor Halberstadt
Geraldo Hess
Ambassador Kihwan Kim
Klaus Luft
Leslie Maasdorp
Jacques Mayoux
Ambassador Arifin M. Siregar
Martin Taylor
Akani Thapthimthong
Karel van Miert

Charles Curran, A.O.
Linda Bardo Nicholls
INTERNATIONAL ADVISORS TO
GOLDMAN SACHS JBWERE

Offices

Atlanta
Auckland*
Bangkok
Beijing
Boston
Buenos Aires
Calgary
Chicago
Dallas
Dublin
Frankfurt
Geneva
George Town
Hong Kong
Houston
Jersey City
Johannesburg
London
Los Angeles
Madrid
Melbourne*
Mexico City
Miami
Milan
Moscow
New York
Paris
Philadelphia
Princeton
Salt Lake City
San Francisco
São Paulo
Seattle
Seoul
Shanghai
Singapore
Stockholm
Sydney*
Taipei
Tampa
Tokyo
Toronto
Washington, D.C.
Zurich

* GOLDMAN SACHS JBWERE

Executive Offices

The Goldman Sachs Group, Inc.
85 Broad Street
New York, New York 10004
1-212-902-1000
www.gs.com

Common Stock

The common stock of The Goldman Sachs Group, Inc. is listed on the New York Stock Exchange and trades under the ticker symbol "GS."

Shareholder Inquiries

Information about the firm, including all quarterly earnings releases and financial filings with the U.S. Securities and Exchange Commission, can be accessed via our Web site at www.gs.com.

Shareholder inquiries can also be directed to Investor Relations via our Web site at www.gs.com/shareholders/ or by calling 1-212-902-0300.

2004 Annual Report on Form 10-K

Copies of the firm's 2004 Annual Report on Form 10-K as filed with the U.S. Securities and Exchange Commission can be accessed via our Web site at www.gs.com/shareholders/.

Copies can also be obtained by contacting Investor Relations via our Web site at www.gs.com/shareholders/ or by calling 1-212-902-0300.

SEC Certifications

The certifications by the Chief Executive Officer and the Chief Financial Officer of The Goldman Sachs Group, Inc., required under Section 302 of the Sarbanes-Oxley Act of 2002, have also been filed as exhibits to the firm's 2004 Annual Report on Form 10-K.

NYSE Certification

The Chief Executive Officer of The Goldman Sachs Group, Inc. made an unqualified certification to the NYSE with respect to the firm's compliance with the NYSE corporate governance listing standards in April 2004.

Transfer Agent and Registrar for Common Stock

Questions from registered shareholders of The Goldman Sachs Group, Inc. regarding lost or stolen stock certificates, dividends, changes of address and other issues related to registered share ownership should be addressed to:

Mellon Investor Services LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, New Jersey 07660
1-800-419-2595
www.melloninvestor.com

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, New York 10017

4350-04-102

ABOUT THE COVER

In September 2004, Goldman Sachs and the Wildlife Conservation Society announced a partnership to protect in perpetuity a vast tract of wilderness in Tierra del Fuego, Chile.



Goldman
Sachs

www.gs.com